



gsi commerce® | 2008 ANNUAL REPORT

NOTICE OF 2009 ANNUAL MEETING

AND PROXY STATEMENT


gsi commerce®

May 4, 2009

Dear Stockholder:

We cordially invite you to attend the Annual Meeting of Stockholders of GSI Commerce, Inc. which will be held on Thursday, June 18, 2009 at 9:00 a.m. local time, at the Company's headquarters, located at 935 First Avenue, King of Prussia, Pennsylvania 19406.

At the Annual Meeting, stockholders of GSI Commerce, Inc. are being asked to elect nine directors of GSI Commerce, Inc., ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2009, and act upon such other business as may properly come before the Annual Meeting.

We are pleased to be furnishing proxy materials to stockholders primarily over the Internet. We believe that this process expedites stockholders' receipt of proxy materials and lowers the costs of our annual meeting. We are mailing to our stockholders a notice containing instructions on how to access our 2009 Proxy Statement and 2008 Annual Report to Stockholders and vote online. The notice also includes instructions on how you can receive a paper copy of your annual meeting materials, including the notice of annual meeting, proxy statement, and proxy card. If you do receive annual meeting materials by mail, the notice of annual meeting, proxy statement, and proxy card from our Board of Directors will be enclosed. If you receive your annual meeting materials via e-mail, the e-mail will contain voting instructions and links to the annual report and the proxy statement on the Internet, both of which are available at www.proxyvote.com.

Whether or not you expect to attend the meeting in person, it is important that your shares be voted at the meeting. I urge you to vote your shares promptly by using the Internet or by signing and returning a proxy card.

Sincerely,

Michael G. Rubin
Chairman of the Board, President
and Chief Executive Officer

935 First Avenue, King of Prussia, PA 19406 (610) 491-7000


gsi commerce®

GSI COMMERCE, INC.

935 FIRST AVENUE
KING OF PRUSSIA, PA 19406

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
to be held June 18, 2009

Dear Stockholder:

Notice is hereby given that the Annual Meeting of Stockholders of GSI Commerce, Inc. ("GSI") will be held on Thursday, June 18, 2009, at 9:00 a.m. local time, at GSI's headquarters, located at 935 First Avenue, King of Prussia, Pennsylvania 19406. At the Annual Meeting, stockholders will be asked:

1. To elect nine directors named in this proxy statement, each to hold office for one year terms and until their successors are elected and qualified;

2. To ratify the appointment of Deloitte & Touche LLP as GSI's independent registered public accounting firm for fiscal 2009; and

3. To act upon such other business as may properly come before the Annual Meeting or any postponement or adjournment thereof.

The Board of Directors is not aware of any other business to come before the Annual Meeting.

The Board of Directors has fixed April 24, 2009 as the record date for the determination of stockholders entitled to vote at the Annual Meeting. Only stockholders of record at the close of business on that date will be entitled to notice of, and to vote at, the Annual Meeting.

YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING IN PERSON, YOU ARE URGED TO VOTE YOUR SHARES BY USING THE INTERNET OR BY SIGNING AND PROMPTLY RETURNING THE ENCLOSED PROXY CARD.

By Order of the Board of Directors,

Arthur H. Miller
Secretary

King of Prussia, Pennsylvania
May 4, 2009

GSI Commerce, Inc.

935 First Avenue
King of Prussia, PA 19406

PROXY STATEMENT

Internet Availability of Proxy Materials

We are furnishing proxy materials to our stockholders primarily via the Internet. We are mailing to our stockholders a Notice of Internet Availability containing instructions on how to access our proxy materials, including our proxy statement and our 2008 annual report. The Notice of Internet Availability also instructs you on how to access your proxy card to be able to vote through the Internet (the deadline for voting by Internet is 11:59 p.m. (EST) on June 17, 2009). Other stockholders, in accordance with their prior requests, will receive e-mail notification of how to access our proxy materials and vote via the Internet, or are being mailed paper copies of our proxy materials and a proxy card.

Internet distribution of our proxy materials is designed to expedite receipt by stockholders and lower the cost of the annual meeting. However, if you would prefer to receive printed proxy materials, please follow the instructions described below and included in the Notice of Internet Availability. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

About the Annual Meeting

Who is soliciting my vote?

The Board of Directors of GSI Commerce, Inc. ("GSI" or the "Company") is soliciting your vote at the 2008 Annual Meeting of Stockholders (the "Annual Meeting"). This Proxy Statement, the Notice of Annual Meeting and the Proxy Card are first being mailed to stockholders on or about May 4, 2009.

When is the Annual Meeting and where will it be held?

The Annual Meeting will be held on Thursday, June 18, 2009 at 9:00 a.m. local time, at the Company's headquarters, located at 935 First Avenue, King of Prussia, Pennsylvania 19406.

How can I obtain directions to be able to attend the Annual Meeting and vote in person?

The Company's headquarters, where the Annual Meeting will be held, is located at 935 First Avenue, King of Prussia, Pennsylvania 19406. You may obtain directions to the Company's headquarters by contacting the Company during regular business hours at (610) 491-7000 or by accessing the Company's website at http://www.gsicommerce.com and clicking on the "locations" link under the tab "About GSI Commerce".

Who is entitled to vote at the Meeting?

The Board of Directors has set April 24, 2009 as the record date for the Annual Meeting (the "Record Date"). If you were a stockholder of record, as shown on the stock transfer books of GSI, at the close of business on the Record Date, you are entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof. Each share of GSI common stock, par value $0.01 per share (the "Common Stock") is entitled to one vote on each matter which may be brought before the Annual Meeting.

On the Record Date, there were 48,863,150 shares of Common Stock issued and outstanding and, therefore, eligible to vote at the Meeting.

How many votes must be present to hold the Annual Meeting?

A majority of the votes that can be cast, or 24,431,576 votes, must be present or represented by proxy at the Annual Meeting in order to hold the meeting and conduct business. This is called a quorum. All shares of GSI Common Stock present in person or represented by proxy (including broker non-votes) and entitled to vote at the Annual Meeting, no matter how they are voted or whether they abstain from voting, will be counted in determining the presence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

How do I vote my shares?

In order to vote your shares, you may attend the Annual Meeting and vote in person or you may vote by proxy.

You may vote by proxy by either (i) via the Internet at: www.proxyvote.com (using the 12-digit number included on your proxy card or notice of annual meeting) or (ii) completing and signing the enclosed proxy card and returning the card in the postage-paid envelope GSI has provided you if you received a paper copy of the proxy materials. The deadline for voting by Internet is 11:59 p.m. (EST) on June 17, 2009. If you receive more than one control number, in order for all of your shares to be voted, you must vote using all control numbers you receive.

How can I obtain a full set of proxy materials and/or a traditional proxy card at no additional charge?

You may request a paper copy of the full set of proxy materials any of the following three ways:

1. By Internet: www.proxyvote.com;
2. By Phone: (800) 579-1639; or
3. By Email: sendmaterial@proxyvote.com (your email should contain the 12-digit number from your notice of annual meeting in the subject line).

To ensure timely delivery prior to the Annual Meeting, please make your request by June 4, 2009.

What if I do not specify how I want my shares voted?

If you submit a proxy but do not indicate how you want your shares voted, the persons named in the proxy will vote all shares of Common Stock represented by such proxy:

(i) FOR election of all nominees for director named in this Proxy Statement;

(ii) FOR ratification of the appointment of Deloitte & Touche LLP; and

(iii) in their discretion as to any other matter that may properly come before the Annual Meeting.

How are my votes counted?

You may either vote *for* or *withhold authority* to vote for a nominee for the Board. For the election of directors, *withheld* votes do not affect whether a nominee has received sufficient votes to be elected.

You may vote *for* or *against* or you may *abstain* from voting on any other proposal. For the purpose of determining whether the stockholders have approved matters other than the election of directors, *abstentions* are treated as shares present or represented and entitled to vote, so abstaining has the same effect as a vote *against* that proposal. *Broker non-votes* are not counted or deemed to be present or represented for the purpose of determining whether stockholders have approved a proposal.

How many votes are required to elect directors or to approve any other proposal?

The election of directors will be determined by a plurality vote and the nine nominees receiving the most votes will be elected. The affirmative vote of a majority of the shares of Common Stock present or represented by proxy and entitled to vote at the Annual Meeting is required to approve any other proposal at the Annual Meeting.

Can I change my vote?

Yes. You can change your vote at any time before your proxy is voted at the Annual Meeting. If you are a stockholder of record, you may revoke your proxy by:

- properly submitting a later-dated proxy by Internet or mail; or
- attending the Annual Meeting and voting in person. Your attendance alone will not revoke your proxy. You must also vote in person at the Annual Meeting.

The last vote received chronologically will supersede any prior vote. The deadline for voting by Internet is 11:59 p.m. (EST) on June 17, 2009.

If you hold your shares in street name, you must contact your broker, bank or other nominee regarding how to change your vote.

Could other matters be decided at the Annual Meeting?

GSI does not know of any other matters that will be considered at the Annual Meeting. If any other matters arise at the Annual Meeting, the proxies will be voted at the discretion of the proxy holders.

Fiscal Year End

As used in this Proxy Statement, "fiscal 2000," "fiscal 2001," "fiscal 2004," "fiscal 2005", "fiscal 2006," "fiscal 2007" and "fiscal 2008" refer to GSI's fiscal years ended December 30, 2000, December 29, 2001, January 1, 2005, December 31, 2005, December 30, 2006, December 29, 2007 and January 3, 2009, respectively, and "fiscal 2009" refers to GSI's fiscal year ending January 2, 2010.

PROPOSAL 1 — ELECTION OF DIRECTORS

GSI's amended and restated bylaws provide that the number of directors will be set at nine unless otherwise determined by the Board of Directors. The Board has set the number of directors at nine. The following table sets forth certain information regarding the nominees for election to the Board to serve for one-year terms until the 2010 Annual Meeting and until their respective successors are elected and qualified. All of the nominees currently serve as directors of GSI. The nominees have consented to being named in this Proxy Statement and to serve if elected.

Name	Age(1)	Position(s) Held in the Company	Director Since
Michael G. Rubin	36	Chairman, President and Chief Executive Officer	1995
M. Jeffrey Branman	53	Director	2001
Michael J. Donahue	50	Director	2006
Ronald D. Fisher	61	Director	2000
John A. Hunter	57	Director	2005
Mark S. Menell	44	Director	2000
Jeffrey F. Rayport	49	Director	1999
Lawrence S. Smith	61	Director	2008
Andrea M. Weiss	53	Director	2006

(1) As of April 1, 2009.

Michael G. Rubin has served as GSI's chairman of the board and chief executive officer since July 1995 and as president since August 2006. Previously, Mr. Rubin served as GSI's co-president from May 2004 through August 2005 and as GSI's president from June 2000 through May 2004.

M. Jeffrey Branman has been one of GSI's directors since October 2001. Since March 2007, Mr. Branman has been a managing director of Hilco Consumer Capital LLC, a private equity firm focused on North American consumer products companies and brands. From February 2007 to March 2007, Mr. Branman was a managing director of Petsky Prunier LLC, a specialty investment bank. From March 2005 through February 2007, Mr. Branman was the president and owner of Interactive Commerce Partners LLC, a provider of financial advisory services. Mr. Branman served as president of Interactive Technology Services, a subsidiary of Comcast Corporation, a developer, manager and operator of broadband cable networks, from April 2000 through March 2005. Interactive Technology Services served as financial advisor to Interactive Technology Holdings, LLC, a joint venture of Comcast Corporation and QVC, Inc. which sought and made investments. From March 1996 to February 2000, Mr. Branman was senior vice president corporate development of Foot Locker, Inc., a retailer of athletic footwear and apparel, and chief executive officer of FootLocker.com, the internet and direct marketing subsidiary of Foot Locker.

Michael J. Donahue has been one of GSI's directors since June 2006. Since March 2005, Mr. Donahue has served as a self-employed advisor in the technology industry. From January 2000 to March 2005, Mr. Donahue served as the group executive vice president and chief operating officer of BearingPoint, Inc., a consulting and systems integration firm. Prior to January 2000, Mr. Donahue served as managing partner, solutions, for the consulting division of KPMG LLP, the global accounting firm, and as a member of the boards of directors of KPMG LLP US and KPMG Consulting KK Japan. Mr. Donahue is also a director of Air Products and Chemicals, Inc. and The Orchard Enterprises, Inc.

Ronald D. Fisher has been one of GSI's directors since March 2000. Mr. Fisher currently serves as the vice chairman of SOFTBANK Holdings Inc. and as a managing general partner of SOFTBANK Capital Partners LP, a private equity organization. He joined SOFTBANK in October 1995. From January 1990 to September 1995, Mr. Fisher was chief executive officer of Phoenix Technologies, Ltd., a developer and marketer of system software products. Mr. Fisher is also a director of SOFTBANK Corporation and E*TRADE Group, Inc.

John A. Hunter has been one of GSI's directors since November 2005. Mr. Hunter currently serves as executive vice president of customer fulfillment services for QVC Inc., an electronic retailer. Prior to February 2007, Mr. Hunter was senior vice president of distribution for QVC. He joined QVC in 1991 as a vice president of customer service. Prior to 1991, Mr. Hunter was a senior vice president in the credit division of Citibank, where he was employed from 1982 to 1991.

Mark S. Menell has been one of GSI's directors since April 2000. Mr. Menell has been a partner of Rustic Canyon Partners, a venture capital firm, since January 2000. From August 1990 to January 2000, Mr. Menell was an investment banker at Morgan Stanley & Co. Incorporated, most recently as principal and co-head of Morgan Stanley's Technology Mergers and Acquisitions Group, in Menlo Park, CA. Mr. Menell is also a director of Betawave Corporation.

Dr. Jeffrey F. Rayport has been one of GSI's directors since April 1999. Dr. Rayport has been chairman of Marketspace LLC, a digital strategy advisory and research business of Monitor Group, since October 2003 and was chief executive officer of Marketspace from September 1998 to October 2003. From September 1991 through September 1999, Dr. Rayport was a faculty member in the marketing and service management units at the Harvard Business School. Dr. Rayport is also a director of ValueClick Inc., International Data Group, iCrossing, and Andrews McMeel Universal.

Lawrence S. Smith has been one of GSI's directors since February 2008. Mr. Smith served as an Executive Vice President and as Co-Chief Financial Officer of Comcast Corporation from November 2002 until his retirement in March 2007. Prior to November 2002, Mr. Smith served as an Executive Vice President of Comcast Holdings Corporation, the predecessor of Comcast Corporation, for more than five years. Mr. Smith is also a director of Air Products and Chemicals, Inc. and Tyco Electronics Ltd.

Andrea M. Weiss has been one of GSI's directors since June 2006. Since August 2002, Ms. Weiss has served as president and chief executive officer of Retail Consulting Inc., an international retail consulting company she owns. From April 2001 to August 2002, Ms. Weiss served as president of dELiA*s Corp., a direct marketing and retail company comprised of lifestyle brands for teenage girls. From May 1998 to February 2001, Ms. Weiss served as executive vice president and chief stores officer of Limited Brands, Inc., a specialty retail business. Ms. Weiss is also a director of CBRL Group, Inc., Chicos FAS, Inc. and eDiets.com Inc.

Right to Designate Directors

The stock purchase agreements, as amended, pursuant to which certain entities affiliated with SOFTBANK Capital Partners LP, SOFTBANK Capital LP and SOFTBANK Capital Advisors Fund LP, or SOFTBANK, acquired their shares of GSI Common Stock provide that SOFTBANK has the right to designate one member of GSI's Board of Directors, depending on the number of shares of GSI Common Stock held by SOFTBANK. SOFTBANK also has the right to have its director serve as a member of each committee of GSI's Board of Directors. Mr. Fisher is SOFTBANK's designee to GSI's Board of Directors.

The stock purchase agreement, as amended, pursuant to which a subsidiary of Liberty Media Corporation, together collectively with its subsidiaries referred to as Liberty, acquired its shares of GSI Common Stock provides that Liberty has the right to designate one member of GSI's Board of Directors, depending on the number of shares of GSI Common Stock held by Liberty. Liberty also has the right to have its director serve as a member of each committee of GSI's Board of Directors. Mr. Hunter is Liberty's designee to GSI's Board of Directors.

Voting Agreements

Mr. Rubin entered into a voting agreement in favor of SOFTBANK, pursuant to which, as amended, Mr. Rubin agreed that he would vote all shares of GSI Common Stock then held by him in favor of the election to GSI's Board of Directors of the director that SOFTBANK is entitled to designate. In addition, Mr. Rubin, as a stockholder, agreed not to take any action to remove any GSI director designated by SOFTBANK.

SOFTBANK also entered into a voting agreement in favor of Mr. Rubin relating to the election of incumbent directors of GSI. Pursuant to this voting agreement as amended, SOFTBANK agreed that it would vote all shares of GSI Common Stock then held by it with respect to all directorships other than those which it is entitled to designate (i) in favor of any member of GSI's Board of Directors who was a member of the Board of Directors as of November 8, 2007, and any director who is thereafter chosen to fill any vacancy on the Board of Directors or who is elected as a director, referred to as continuing director, and who, in either event, is not a director designated by SOFTBANK and in connection with his or her initial assumption of office is recommended for appointment or election by a majority of the continuing directors then on the Board of Directors, and (ii) against the election of any directors other than those directors specified in clause (i) of this sentence.

Mr. Rubin and Liberty are party to a voting agreement pursuant to which, as amended, (i) Mr. Rubin agreed that he would vote all of his shares of GSI Common Stock in favor of election to GSI's Board of Directors of the director that Liberty is entitled to designate, and (ii) Liberty agreed that it would vote all of its shares of GSI Common Stock in favor of election to GSI's Board of Directors of certain continuing directors (as such term is defined therein).

SOFTBANK and Liberty are party to a voting agreement whereby (i) SOFTBANK agreed that it would vote all of its shares of GSI Common Stock in favor of election to GSI's Board of Directors of the directors that Liberty is entitled to designate, and (ii) Liberty agreed that it would vote all of its shares of GSI Common Stock in favor of election to GSI's Board of Directors of the directors that SOFTBANK is entitled to designate.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE *FOR* ELECTION OF ALL OF THE NOMINEES FOR DIRECTORS.

Board, Committees and Attendance at Meetings of the Board and Committees

The Board of Directors of GSI held twelve meetings during fiscal 2008. The Board of Directors also meets in executive session outside the presence of Mr. Rubin, our only director who is also an employee of GSI, and other members of management at each of its regularly scheduled meetings. During fiscal 2008, no current director attended fewer than 75% of the aggregate of (i) the total number of Board meetings held during the period for which he or she was a director and (ii) the total number of meetings held by committees of the Board of Directors on which he or she served during the period he served. A description of each of the committees of the Board of Directors of GSI is set forth below.

The Board has determined that the following directors, constituting a majority of the members of the Board of Directors, are independent as defined in the applicable listing standards of the Nasdaq Stock Market:

Messrs. Branman, Donahue, Hunter, Fisher, Menell and Smith, Ms. Weiss and Dr. Rayport. The independence standards of Nasdaq are composed of objective standards and subjective standards. Under the objective standards, a director will not be deemed independent if he directly or indirectly receives compensation (other than as a director) in excess of certain thresholds or if certain described relationships exist. Under the subjective independence standard, a director will not be deemed independent if he has a relationship with GSI that, in the view of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under the Nasdaq Stock Market rules, an independent director must satisfy both the objective and the subjective standards.

In evaluating the independence of Mr. Branman, the Board considered that he is a Managing Director of Hilco Consumer Capital, LLC, the Managing Partner of Hilco Consumer Capital, L.P., and the transaction between GSI and HCC described under Other Relationships and Related Transactions. In evaluating the independence of Mr. Fisher, the Board considered that he was affiliated with SOFTBANK, a principal stockholder of GSI. In evaluating the independence of Mr. Hunter, the Board considered that he was an employee of QVC, a subsidiary of Liberty, which is a principal stockholder of GSI. In evaluating the independence of Messrs. Donahue and Smith the Board considered that these directors each serve on the Board of Directors of Air Products and Chemicals, Inc. In each case, the Board concluded that, in their view, such relationships would not interfere with the exercise of such person's independent judgment in carrying out their responsibilities as a director.

The Board of Directors has four standing committees.

Audit Committee. The Board of Directors has a separately designated standing audit committee. The current members of the Audit Committee are Messrs. Menell (Chairman), Donahue and Smith. Dr. Rayport was a member of the Audit Committee until June 19, 2008, at which time Mr. Smith replaced him on the Committee. The Board of Directors has determined that each member of the Audit Committee is independent as defined in the applicable listing standards of the Nasdaq Stock Market and SEC regulations and that Messrs. Donahue, Menell and Smith qualify as audit committee financial experts as that term is defined in SEC regulations. The Audit Committee held ten meetings during fiscal 2008.

The Audit Committee's responsibilities include:

- appointing, determining funding for, overseeing and replacing the independent registered public accounting firm;
- reviewing the independence of the independent registered public accountant;
- resolving any disagreements between management and the independent registered public accounting firm;
- reviewing GSI's quarterly and annual financial statements and discussing the same with GSI's management;
- pre-approving all auditing services and permitted non-audit services, including the fees and terms thereof, to be performed for GSI by its independent registered public accounting firm;
- establishing, reviewing and periodically updating GSI's Code of Business Conduct Policy and GSI's Finance Code of Professional Conduct;
- establishing and overseeing procedures for the receipt, retention and treatment of complaints received by GSI regarding (a) accounting, internal accounting controls or auditing matters, and (b) the confidential, anonymous submission by GSI's employees of concerns regarding questionable accounting or auditing matters; and
- approving all related party transactions.

The responsibilities of the Audit Committee are further described in the Audit Committee Charter adopted by the Audit Committee and the Board of Directors, a copy of which is available on GSI's Web site at www.gsicommerce.com.

Compensation Committee. The current members of the Compensation Committee are Ms. Weiss (Chairwoman), Mr. Hunter and Dr. Rayport. Mr. Menell was a member of the Compensation Committee until June 19, 2008, at which time Dr. Rayport replaced him on the Committee. The Board of Directors has determined that each member of the Compensation Committee is independent as defined in the applicable listing standards of the Nasdaq Stock Market. The Compensation Committee held seven meetings during fiscal 2008.

The Compensation Committee's responsibilities include:

- reviewing and recommending for approval by the Board the compensation of GSI's chief executive officer and reviewing and approving the compensation of GSI's other executive officers;
- overseeing and advising the Board on the adoption of policies that govern GSI's compensation programs, including stock and benefit plans; and
- reporting on executive compensation in GSI's proxy statement in accordance with applicable rules and regulations.

The responsibilities of the Compensation Committee are further described in the Compensation Committee Charter, a copy of which is available on GSI's Web site at www.gsicommerce.com.

As provided in its charter, the Compensation Committee may, in its discretion, form and delegate all or a portion of its authority, duties and responsibilities to one or more subcommittees of the Compensation Committee. To date, the Compensation Committee has not delegated its responsibilities. Mr. Rubin, GSI's president and chief executive officer, makes recommendations to the Compensation Committee with respect to the compensation of executive officers, other than himself. The Compensation Committee has the authority to retain independent counsel or other advisors and has, in the past, retained compensation consultants and outside counsel to assist it. For more information concerning the Compensation Committee's processes and procedures for the determination of executive officer compensation, see "Executive Compensation — Compensation Discussion and Analysis."

Nominating and Corporate Governance Committee. The current members of the Nominating and Corporate Governance Committee are Dr. Rayport (Chairman) and Mr. Fisher and Ms. Weiss. The Board of Directors has determined that each member of the Nominating and Corporate Governance Committee is independent as defined in the applicable listing standards of the Nasdaq Stock Market. The Nominating and Corporate Governance Committee held three meetings during fiscal 2008.

The Nominating and Corporate Governance Committee's responsibilities include:

- identifying qualified individuals to become Board members;
- determining the composition of the Board and its committees;
- monitoring a process to assess the Board's effectiveness; and
- developing and implementing the GSI's corporate governance guidelines.

The responsibilities of the Nominating and Corporate Governance Committee are further described in the Nominating and Corporate Governance Committee Charter, a copy of which is available on GSI's Web site at www.gsicommerce.com.

Financings and Acquisitions Committee. The current members of the Financings and Acquisitions Committee are Messrs. Branman (Chairman), Menell and Smith. The Financings and Acquisitions Committee held four meetings during fiscal 2008. The Financings and Acquisitions Committee's responsibilities include reviewing potential mergers, acquisitions, divestitures, joint ventures, significant asset sales or purchases, significant investments and other significant business opportunities and making recommendations to the Board of Directors and reviewing structures and methods of financing and making recommendations to the Board of Directors.

Lead Director

On August 6, 2008, the Board of Directors created the position of Lead Director and elected Ronald D. Fisher, one of the Board's independent directors, to serve as Lead Director. The responsibilities of the Lead Director include: chairing meetings of the Board when Michael G. Rubin, Chairman and Chief Executive Officer of the Company, is not present; chairing meetings of the Company's outside directors; serving as a liaison between management of the Company and the outside directors of the Company; working with management on the agendas for Board meetings and information to be supplied to the Board; and consulting with the Chairman and Chief Executive Officer and other members of management on Board business and other matters.

Director Attendance at Annual Meeting

GSI does not have a policy with regard to Board members' attendance at the Annual Meeting. Mr. Rubin attended GSI's 2008 annual meeting of stockholders.

Director Nomination Process

Director Qualifications. While GSI does not have any specific, minimum qualifications for Board nominees, in considering possible candidates for election as a director, the Nominating and Corporate Governance Committee will be guided by the following:

- each director should be an individual of high character and integrity;
- each director should be accomplished in his or her respective field, with superior credentials and recognition;
- each director should have relevant expertise and experience and be able to offer advice and guidance to management based on that expertise and experience;
- each director should have sufficient time available to devote to GSI; and
- directors should be selected such that the Board represents a diversity of background and experience.

Director Nominee Selection Process. Subject to the right of certain stockholders to designate directors described above, GSI's Nominating and Corporate Governance Committee recommends qualified candidates as directors of GSI and recommends that the Board nominate such individuals for election to the Board at the next annual meeting of stockholders. The Nominating and Corporate Governance Committee will consider director candidates recommended by Board members, management and stockholders, as well as those identified by any third-party search firm it may retain. Director candidates recommended by stockholders which comply with the procedures set forth below, subject to GSI's contractual obligations to certain stockholders described above, will receive the same consideration as candidates recommended by other persons.

In the case of considering a new director candidate, the selection process for director candidates includes the following steps:

- identification of director candidates by the Nominating and Corporate Governance Committee based upon suggestions from current directors and management and recommendations received from stockholders;
- possible engagement of a director search firm;
- interviews of candidates by members of the Nominating and Corporate Governance Committee and management;
- reports to the Board of Directors by the Nominating and Corporate Governance Committee on the selection process;
- recommendations by the Nominating and Corporate Governance Committee; and
- formal nominations by the Board of Directors for inclusion in the slate of directors at the annual meeting.

In the past, on some occasions, the Nominating and Corporate Governance Committee has engaged a third party search firm to assist in identifying candidates to serve as members of GSI's Board of Directors.

Procedure for Stockholders Recommending Director Candidates. A stockholder who wishes to recommend a prospective director nominee should submit their recommendation to Chairman of the Nominating and Corporate Governance Committee in writing c/o GSI Commerce, Inc., 935 First Avenue, King of Prussia, PA 19406. The following information must be included in or attached to the letter:

- the name and address of the stockholder making the recommendation and each recommended nominee;

- a representation that the stockholder is a holder of record of capital stock of GSI entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to vote for the person or persons recommended for nomination;
- a description of all arrangements and understandings between the stockholder and each recommended nominee and any other person or persons (naming such person or persons) pursuant to which the recommendation was made by the stockholder;
- such other information regarding each recommended nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC if the nominee were to be nominated by the Board of Directors; and
- the consent of each recommended nominee to serve as a director of GSI if so nominated and elected.

The deadline for submitting stockholder recommendations pursuant to the foregoing procedures for the 2010 annual meeting of stockholders is December 31, 2009. All stockholder recommendations which are late will be rejected by the Company.

In connection with the 2009 Annual Meeting, GSI has not received a director nominee recommendation from any stockholder, or group of stockholders, that beneficially owns more than five percent of GSI's Common Stock. Liberty has designated John A. Hunter to serve as its nominee on the Board, pursuant to its contractual right described above. In addition, SOFTBANK has designated Ronald D. Fisher to serve as its nominee on the Board, pursuant to its contractual right described above. Each of the current nominees listed for directors under Proposal 1 of this Proxy Statement is a current director standing for re-election.

Procedure for Stockholders Nominating Directors. In addition, under GSI's amended and restated bylaws, stockholders are permitted to nominate directors to be elected at a meeting of stockholders. GSI's amended and restated bylaws set forth procedures which stockholders must follow for nominations of directors to be brought before a meeting of GSI's stockholders.

According to GSI's amended and restated bylaws, for nominations to be properly brought before an annual meeting by a stockholder, the stockholder must have given notice in writing to GSI's Secretary at GSI's principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting. The timing of the notice is subject to change in the event that the date of GSI's annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, or in the event that the number of directors to be elected to GSI's Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by GSI at least 100 days prior to the first anniversary of the preceding year's annual meeting.

A stockholder's notice must set forth:

(A) as to each person whom the stockholder proposes to nominate for election or reelection as a director (i) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14a-4(d) thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (ii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and the beneficial owner, if any, on whose behalf such nomination is made, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant; and

(B) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (i) the name and address of such stockholder and of such beneficial owner, (ii) (a) the class or series and number of shares which are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner, and (b) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Company or with a value derived in whole or in part from the value of any class or series of shares of the Company, whether or not such instrument or right is subject to settlement in the underlying class or series of capital stock of the Company or otherwise (a "Derivative Instrument") directly or indirectly owned beneficially by such stockholder and the beneficial owner, if any, on whose behalf the nomination is made and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Company, (c) any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder and/or the beneficial owner, if any, on whose behalf the proposal is made has a right to vote any shares of any security of the corporation, (d) any short interest in any security of the Company (meaning that a person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (e) any rights to dividends on the shares of the Company owned beneficially by such stockholder and the beneficial owner, if any, on whose behalf the proposal is made that are separated or separable from the underlying shares of the Company, (f) any proportionate interest in shares of the Company or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder and the beneficial owner, if any, on whose behalf the proposal is made is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (g) any performance-related fees (other than an asset-based fee) that such stockholder and the beneficial owner, if any, on whose behalf the proposal is made is entitled to based on any increase or decrease in the value of shares of the corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such stockholder's or beneficial owner's immediate family sharing the same household (which information shall be supplemented by such stockholder and beneficial owner, if any, not later than 10 days after the record date for the meeting to disclose such ownership as of the record date), (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to a sufficient number of holders of GSI's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "Solicitation Notice").

If the stockholder, or the beneficial owner on whose behalf any such nomination is made, has provided GSI with a Solicitation Notice, such stockholder or beneficial owner must, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of GSI's voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice.

GSI's amended and restated bylaws also set forth procedures which stockholders must follow for nominations of directors to be brought before a special meeting of stockholders.

Except as otherwise provided by law, the chairman of the meeting has the power and duty to determine whether a nomination to be brought before the meeting was made in accordance with the procedures set forth in GSI's amended and restated bylaws and, if any proposed nomination is not in compliance with GSI's amended and restated bylaws, to declare that the defective nomination will not be presented for stockholder action at the meeting and will be disregarded.

GSI's amended and restated bylaws are available, at no cost, at the SEC's Web site, www.sec.gov, as Exhibit 3.1 to GSI's Form 8-K filed with the Securities and Exchange Commission on March 16, 2009 or upon the stockholder's written request directed to the Corporate Secretary c/o GSI Commerce, Inc., 935 First Avenue, King of Prussia, PA 19406.

Director Compensation

The following table sets forth information concerning the compensation of each of GSI's directors who is not also an employee for fiscal 2008.

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Total ($)(4)
M. Jeffrey Branman	50,000(5)	50,200	—	100,200
Michael J. Donahue	39,500	81,939	—	121,439
Ronald D. Fisher	—	—	—	—
John A. Hunter	—	—	—	—
Mark S. Menell	54,500	50,200	—	104,700
Jeffrey F. Rayport	44,500	50,200	—	94,700
Lawrence S. Smith	37,000	55,691	—	92,691
Andrea M. Weiss	45,000	81,939	—	126,939

(1) Mr. Michael G. Rubin, a director and president and chief executive officer of GSI, has been omitted from this table because he receives no additional compensation for serving as a director. Directors that are designees of stockholders that have a contractual right to appoint a director to GSI's Board do not receive compensation under GSI's director compensation policy described below. Accordingly, Messrs. Fisher and Hunter did not receive any compensation in fiscal 2008 for acting in their capacity as a director.

(2) The amounts included in the "Stock Awards" column represent the compensation cost we recognized in fiscal 2008 related to non-option stock awards, as described in Statement of Financial Accounting Standards No. 123R, Share-Based Payment (revised 2004), commonly referred to as FAS 123R, without taking into account any forfeiture rates. For a discussion of valuation assumptions, see Note 2 to GSI's consolidated financial statements included in GSI's annual report on Form 10-K for fiscal 2008. The grant date fair value of the stock awards made in fiscal 2008 to Messrs. Branman, Donahue, Menell and Smith and Ms. Weiss and Dr. Rayport upon their re-election as directors was $49,987. The grant date fair value of the stock award made to Mr. Smith on his initial election as a director in fiscal 2008 was $124,994. As of the last day of fiscal 2008, the number of unvested stock awards held by GSI's non-employee directors was: Mr. Branman — 3,048; Mr. Donahue — 7,666; Mr. Fisher — 0; Mr. Hunter — 0; Mr. Menell — 3,048; Dr. Rayport — 3,048; Mr. Smith — 10,431; and Ms. Weiss — 7,666.

(3) GSI did not grant any stock option awards in fiscal 2008 to its directors and had no compensation cost in fiscal 2008 related to stock option awards granted in prior years under Statement of Financial Accounting Standards No. 123R. As of the last day of fiscal 2008, the number of stock option awards held by GSI's non-employee directors was: Mr. Branman — 80,000; Mr. Donahue — 0; Mr. Fisher — 75,000; Mr. Hunter — 25,000; Mr. Menell — 6,500; Dr. Rayport— 88,000; Mr. Smith — 0 and Ms. Weiss — 0.

(4) GSI generally does not provide perquisites or other compensation to its non-employee directors. GSI purchases season tickets to sporting events for business use. If the tickets are not used for business purposes, they are made available to GSI's directors, officers and other employees for personal use. There is no incremental cost to GSI for the personal use of such tickets. GSI has, from time to time, purchased tickets to sporting events for personal use by its directors and has provided directors with smartphones with voice and data plans for personal use. The aggregate cost to GSI of such sporting tickets, smartphones, and voice and data plans did not exceed $10,000 for any director for fiscal 2008.

(5) Includes an annual cash fee of $10,000 paid by GSI to Mr. Branman as an observer on the board of directors of another company with respect to which GSI has the contractual right to appoint an observer.

Discussion of Director Compensation

The compensation payable to each director, other than Messrs. Fisher, Hunter and Rubin, for services provided as a director during fiscal 2008, as set by GSI's Nominating and Corporate Governance Committee, was as follows:

- an annual cash retainer of $25,000;
- meeting fees of $1,000 for in-person Board and committee meetings and $500 for telephonic Board and committee meetings; and
- a restricted stock unit equal to:
  - $125,000 on the director's initial election; and
  - $50,000 on each annual election as a director, including the initial election.

In accordance with GSI's compensation policy for directors, on June 19, 2008, 3,048 restricted stock units, or RSUs, automatically were granted to each of Messrs. Branman, Donahue and Menell, Dr. Rayport and Ms. Weiss valued, in each case, at a price of $16.40 per share, the fair market value on the date of grant, and will vest in full one year from the date of grant. In connection with his election as a director, and in accordance with GSI's compensation policy for directors, on February 4, 2008, Mr. Smith automatically was granted 7,383 RSUs valued at a price of $16.93 per share, the fair market value on the date of grant. These RSUs vest in equal annual installments over four years from the date of grant, provided that if he ceases to be a director during the four year period for any reason other than removal for cause or resignation, the RSUs will vest in full on such cessation.

In addition, as the chair of the Audit Committee, Mr. Menell received an additional cash retainer of $10,000 and each of Mr. Branman, Ms. Weiss and Dr. Rayport, as the chairs of the Finance and Acquisitions Committee, Compensation Committee and the Nominating and Corporate Governance Committee, respectively, received an additional cash retainer of $5,000.

Additionally, any director who serves, at GSI's request, as a director or observer on the Board of Directors of another company with respect to which we have the contractual right to appoint a director or observer will receive an annual cash fee of $10,000. Accordingly, Mr. Branman received an annual cash fee of $10,000 for serving as an observer on the board of directors of another company at GSI's request.

In accordance with GSI's director compensation policy, directors who are designees of stockholders that have a contractual right to appoint a director to GSI's Board do not receive compensation under the policy described above. Accordingly, Messrs. Fisher and Hunter did not receive any compensation from GSI for acting in their capacity as a director in fiscal 2008. Mr. Rubin, GSI's chairman, president and chief executive officer, did not receive any separate compensation for acting in his capacity as a director.

The director compensation policy has not changed for fiscal 2009.

Audit Committee Report

The Audit Committee reviewed and discussed with GSI's management and Deloitte & Touche LLP, the Company's independent registered public accounting firm, GSI's audited financial statements, the results of Deloitte & Touche LLP's audit, their evaluation of GSI's system of internal control and the overall quality of GSI's financial reporting process. The Audit Committee also discussed with Deloitte & Touche LLP the matters required to be discussed by the Statement on Auditing Standards No. 114. The Audit Committee received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the Audit Committee concerning independence and discussed with Deloitte & Touche LLP their independence. Based upon the review and discussions referred to above, the Audit Committee recommended to the Board of Directors of GSI that the audited financial statements be included in GSI's Annual Report on Form 10-K for fiscal 2008 for filing with the Securities and Exchange Commission.

Audit Committee

Michael J. Donahue   Mark S. Menell (Chairman)   Lawrence S. Smith

Code of Ethics

GSI adopted a Code of Business Conduct, that applies to all employees, and a Finance Code of Professional Conduct (code of ethics) that applies to GSI's principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. Copies of these documents are posted on GSI's Web site located at www.gsicommerce.com. Amendments to the code of ethics are posted on GSI's corporate Web site located at www.gsicommerce.com.

Stockholders' Communication with the Board of Directors

Stockholders who wish to communicate with a member or members of the Board of Directors, including the chair of any committee of the Board or the non-management directors as a group, may do so by addressing their correspondence to the Board member or members, c/o Corporate Secretary, GSI Commerce, Inc., 935 First Avenue, King of Prussia, PA 19406. The Board of Directors has unanimously approved a process pursuant to which the Corporate Secretary will review and forward correspondence to the appropriate person or persons for response.

PROPOSAL 2 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General Information

The Audit Committee of the Board has appointed Deloitte & Touche LLP as GSI's independent registered public accounting firm for fiscal 2009. Services provided to the Company and its subsidiaries by Deloitte & Touche LLP in fiscal 2008 are described under "Independent Registered Public Accounting Firm Fees."

GSI is asking its stockholders to ratify the selection of Deloitte & Touche LLP as its independent registered public accounting firm. Although ratification is not required by GSI's amended and restated bylaws or otherwise, the Board of Directors is submitting the selection of Deloitte & Touche LLP to its stockholders for ratification as a matter of good corporate practice.

Representatives of Deloitte & Touche LLP will be present at the Annual Meeting to respond to appropriate questions and to make such statements as they may desire.

The Board of Directors recommends that stockholders vote "FOR" ratification of the appointment of Deloitte & Touche LLP as GSI's independent registered public accounting firm for fiscal 2009.

In the event stockholders do not ratify the appointment, the appointment will be reconsidered by the Audit Committee and the Board of Directors. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of GSI and its stockholders.

Independent Registered Public Accounting Firm Fees

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche") served as GSI's independent registered public accounting firm in fiscal 2008 and 2007 for the purposes of auditing GSI's annual consolidated financial statements, auditing the effectiveness of GSI's internal controls over financial reporting and reviewing GSI's quarterly financial statements. The aggregate expenses, including fees billed to GSI, for professional services rendered by Deloitte & Touche for fiscal 2008 and 2007 were as follows:

Services Rendered(1)	2008	2007
Audit Fees	$2,076,845	$1,527,758
Audit-Related Fees	928,546	13,273
Tax Fees	142,125	113,065
All Other Fees	2,000	1,500
Total	$3,149,516	$1,655,596

(1) The aggregate fees included in Audit Fees are fees billed *for* the fiscal years. The aggregate fees included in each of the other categories are fees billed *in* the fiscal years.

Audit Fees for fiscal 2008 and 2007 were for professional services rendered for the integrated audit of GSI's consolidated financial statements, including auditing the effectiveness of GSI's internal controls over financial reporting, review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by Deloitte & Touche in connection with statutory and regulatory filings or engagements. Audit fees for fiscal 2008 also included professional services rendered in connection with audit procedures performed related to GSI's registration statements on Form S-4 and Form S-8. Audit fees for fiscal 2007 also included professional services rendered in connection with audit procedures performed related to GSI's registration statements on Form S-8 and Form S-3.

Audit-Related Fees for fiscal 2008 were for due diligence related to mergers and acquisitions and audit services related to a governmental incentive program. Audit-related fees for fiscal 2007 were for audits of GSI's 401(k) Plan and audit services related to a governmental incentive program.

Tax Fees for fiscal 2008 and 2007 were for professional services for federal and state tax compliance, tax advice, and tax planning. Tax fees for fiscal 2008 also include professional service fees for international tax planning.

Other Fees for fiscal 2008 and 2007 were for a subscription to an on-line research library.

Pre-Approval Policies and Procedures. The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit work performed by Deloitte & Touche. All audit-related services, tax services and other services must be pre-approved by the Audit Committee. In accordance with GSI's policy and applicable SEC rules and regulations, the Audit Committee pre-approves services provided to GSI by Deloitte & Touche ("Auditor Services"). Pre-approval is detailed as to the particular service or category of services. If Auditor Services are required prior to a regularly scheduled Audit Committee meeting, a member of the Audit Committee is authorized to approve such services, provided that they are consistent with GSI's policy and applicable SEC rules and regulations, and that the full Audit Committee is advised of such services at the next regularly scheduled Audit Committee meeting. For fiscal 2008 and 2007, all audit and non-audit services described above were pre-approved by the Audit Committee. The Audit Committee has considered and concluded that the provision of such audit and non-audit services by Deloitte & Touche was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information, as of April 24, 2009, concerning the beneficial ownership of GSI Common Stock by:

- each person known by GSI to be the beneficial owner of five percent or more of GSI's outstanding Common Stock;
- each Named Officer (as defined in the Summary Compensation Table) and each director and director nominee; and
- the directors, director nominees and executive officers of GSI as a group.

Unless otherwise specified, all persons listed below have sole voting and investment power with respect to their shares. The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the Securities and Exchange Commission. Accordingly, they include securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options or warrants within 60 days of April 24, 2009 or which are issuable upon the vesting of outstanding unvested restricted stock or restricted stock units, referred to as RSUs, within 60 days of April 24, 2009. Beneficial ownership may be disclaimed as to certain of the securities. The business address of GSI's executive officers and directors is the same as GSI's address.

Name, Position and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares
Michael G. Rubin(1)(2) Chairman, President and Chief Executive Officer	7,669,848	15.3%
Michael R. Conn(3) Executive Vice President, Finance and Chief Financial Officer	273,110	*
Stephen J. Gold Executive President and Chief Information Officer	64,209	*
J. Scott Hardy(4) Executive Vice President, Business Management	23,758	*
Damon Mintzer(5) Executive Vice President, Sales	273,232	*
M. Jeffrey Branman(6) Director	100,003	*
Ronald D. Fisher(7) Director	75,000	*
John A. Hunter(8) Director	25,000	*
Mark S. Menell(9) Director	18,503	*
Jeffrey F. Rayport(10) Director	70,003	*
Michael J. Donahue(11) Director	18,623	*
Lawrence S. Smith(12) Director	38,138	*

Name, Position and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares
Andrea M. Weiss(13) Director	17,623	*
Fred Alger Management, Inc. Alger Associates, Incorporated 111 Fifth Avenue New York, NY 10003(14)	3,158,699	6.5%
FMR LLC(15) Edward C. Johnson 3d 82 Devonshire Street Boston, MA 02109	2,674,033	5.5%
Liberty Media Corporation(1)(16) 12300 Liberty Boulevard Englewood, CO 80112		
QVC, Inc. QK Holdings, Inc. 1200 Wilson Drive, West Chester, PA 19380	9,248,968	18.9%
SOFTBANK Capital Partners LP(1)(17) SOFTBANK Capital LP SOFTBANK Capital Advisors Fund LP SOFTBANK Capital Partners LLC SB Capital Managers LLC 1188 Centre Street, Newton Center, MA 02459	8,153,850	16.7%
Wells Fargo & Company (18) Wells Capital Management Incorporated Wells Fargo Funds Management, LLC Wells Fargo Bank, National Association Wells Fargo Investments, LLC Wachovia Securities, LLC Wachovia Bank, National Association Delaware Trust Company, National Association 420 Montgomery Street San Francisco, CA 94163	6,189,598	12.7%
All executive officers and directors as a group (15 persons)(19)	9,178,173	17.9%

* Less than one percent.

(1) Unless specifically stated herein, shares held by Mr. Rubin, Liberty Media Corporation, QVC, Inc. QK Holdings, Inc., or SOFTBANK affiliates are not beneficially owned by each other. Mr. Rubin, Liberty Media Corporation, QVC, Inc. QK Holdings, Inc., and SOFTBANK have each granted a right to vote all of their shares, solely with respect to the election of directors, as set forth in the voting agreements described on page 5.

(2) Includes 1,350,000 shares issuable upon exercise of options that are currently exercisable. Mr. Rubin has pledged a total of 6,264,405 shares of common stock held by him as security for a margin loan.

(3) Includes 240,000 shares issuable upon exercise of options that are currently exercisable. Does not include 1,028 shares of Common Stock held by Mr. Conn's spouse, all as to which Mr. Conn disclaims beneficial ownership because Mr. Conn does not have investment or voting power over these shares.

(4) Includes 11,359 shares which are issuable upon the vesting of outstanding restricted stock units within 60 days of April 24, 2009.

(5) Includes 240,000 shares issuable upon exercise of options that are currently exercisable.

(6) Includes 83,048 shares issuable upon exercise of options that are currently exercisable or which are issuable upon the vesting of outstanding restricted stock units within 60 days of April 24, 2009.

(7) Includes 75,000 shares issuable upon exercise of options that are currently exercisable. Does not include (a) 4,060,226 shares of Common Stock held by SOFTBANK Capital Partners LP; (b) 3,990,398 shares of Common Stock held by SOFTBANK Capital LP; or (c) 103,226 shares of Common Stock held by SOFTBANK Capital Advisors Fund LP, because Mr. Fisher does not have investment or voting power over these shares. Mr. Fisher is a managing general partner of SOFTBANK Capital Partners LP and is SOFTBANK's designee to GSI's Board of Directors.

(8) Includes 25,000 shares issuable upon exercise of options that are currently exercisable. Mr. Hunter disclaims beneficial ownership of any shares held by Liberty Media Corporation and its affiliates or subsidiaries because Mr. Hunter does not have investment or voting power over such shares. Mr. Hunter is senior vice president of customer services for QVC Inc., a subsidiary of Liberty Media Corporation. Mr. Hunter is Liberty's designee to GSI's Board of Directors.

(9) Includes 9,548 shares issuable upon exercise of options that are currently exercisable or which are issuable upon the vesting of outstanding restricted stock units within 60 days of April 24, 2009.

(10) Includes 61,048 shares issuable upon exercise of options that are currently exercisable or which are issuable upon the vesting of outstanding restricted stock units within 60 days of April 24, 2009.

(11) Includes 3,048 shares which are issuable upon the vesting of outstanding restricted stock units within 60 days of April 24, 2009.

(12) Includes 3,048 shares which are issuable upon the vesting of outstanding restricted stock units within 60 days of April 24, 2009, 18,800 shares owned in an individual retirement investment account, 600 shares owned by a family partnership, the general partner of which is controlled by Mr. Smith, 4,796 shares owned in irrevocable trusts and 3,000 shares owned by a family charitable foundation of which Mr. Smith's wife is a trustee.

(13) Includes 3,048 shares which are issuable upon the vesting of outstanding restricted stock units within 60 days of April 24, 2009.

(14) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 17, 2009. By virtue of the Alger family's ownership of controlling interest in Alger Associates, Incorporated, which indirectly owns Fred Alger Management, Inc., ownership of the shares of Common Stock may be imputed to the Alger family.

(15) Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 17, 2009. The filing indicates that (i) FMR LLC had sole dispositive power for 2,674,033 shares of Common Stock and (ii) Edward C. Johnson 3d, chairman and large stockholder of FMR LLC, had sole dispositive power for 2,674,033 shares of Common Stock. These shares represented 2,674,033 shares of Common Stock beneficially owned by Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR LLC, as a result of acting as investment advisor to various investment companies (referred to as "Funds"), including Fidelity Mid Cap Stock Fund, which owns 2,441,033 shares of Common Stock and 333,333 shares of Common Stock issuable upon conversion of $10.0 million principal amount of GSI's 2.5% convertible senior notes due 2027 held by the Funds. Fidelity carries out the voting of the 2,441,033 shares of Common Stock it beneficially owns under written guidelines established by the Funds' Boards of Trustees. Edward C. Johnson 3d and members of his family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

(16) Based, in part, on a Schedule 13D/A filed with the Securities and Exchange Commission on September 1, 2006. The filing indicates that each of Liberty Media Corporation, QVC, Inc. and QK Holdings, Inc. had shared voting power and sole dispositive power for 9,428,968 shares of Common Stock.

(17) Based, in part, on a Schedule 13D/A filed with the Securities and Exchange Commission on June 2, 2005. Includes (a) 4,060,226 shares of Common Stock held by SOFTBANK Capital Partners LP; (b) 3,990,398 shares of Common Stock held by SOFTBANK Capital LP; and (c) 103,226 shares of Common Stock held by SOFTBANK Capital Advisors Fund LP. Each of SOFTBANK Capital Partners LP, SOFTBANK Capital LP, SOFTBANK Capital Advisors Fund LP, SOFTBANK Capital Partners LLC and SB Capital Managers LLC disclaims beneficial ownership of securities owned by any other person or entity, except to the

extent of its respective pecuniary interest, if any, therein. SB Capital Managers LLC is a member of SOFTBANK Capital Partners LLC, the general partner of SOFTBANK Capital Partners LP, SOFTBANK Capital LP and SOFTBANK Capital Advisors Fund LP. All investment decisions on behalf of SOFTBANK Capital Partners LLC must be approved by SB Capital Managers LLC.

(18) Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 2, 2009.

(19) Includes (i) 8,304,187 shares of Common Stock beneficially owned in the aggregate by the Named Officers as set forth in this table (of which 1,841,359 are issuable upon exercise of options that are currently exercisable or which are issuable upon the vesting of outstanding restricted stock units within 60 days of April 24, 2009); (ii) 362,893 shares of Common Stock beneficially owned in the aggregate by the directors (other than Mr. Rubin) as set forth in this table (of which 262,788 are issuable upon exercise of options that are currently exercisable or which are issuable upon the vesting of outstanding restricted stock units within 60 days of April 24, 2009); and (iii) 511,093 shares of Common Stock beneficially owned in the aggregate by executive officers (other than Named Officers) (of which 445,000 are issuable upon exercise of options that are currently exercisable).

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives of Our Compensation Program

The compensation paid to our executive officers is structured into four broad categories:

- base salary;
- performance-based cash bonuses under our leadership bonus plan;
- equity-based compensation under our 2005 Equity Plan;
- other compensation, including non-performance based bonuses, 401(k) matching contributions, and perquisites and other personal benefits.

Our overall compensation program with respect to our executive officers is designed to achieve the following objectives:

- to provide our executive officers with compensation that reflects their overall experience, position and responsibilities with us and expected contributions;
- to link a portion of the compensation of these officers with the achievement of our annual and long-term performance goals and their individual performance;
- to support and encourage our financial growth and development;
- to encourage experienced, talented executives from larger companies to join a relatively smaller company with a relatively shorter operating history;
- to motivate our executive officers to continually provide excellent performance throughout the year;
- to retain the services of our executive officers so that they will continue to contribute to and be a part of our long-term success;
- to encourage the career growth, promotion and advancement of our executive officers and other employees; and
- to align the interests of our executive officers with those of our stockholders by tying compensation to our financial performance.

Determination of Compensation for Named Officers Other than Our Chief Executive Officer

Overall Compensation Program. Pursuant to our bylaws, compensation paid to officers at the executive vice president level and above, including all of our executive officers, must be approved by our Board of Directors or Compensation Committee. Mr. Rubin or his designee can determine compensation for officers at the senior vice president level and below. For purposes of this Compensation Discussion and Analysis only, and except where the context otherwise requires, references to our "Named Officers" means all of the executive officers named in the Summary Compensation Table on page 29 of this proxy statement, except for Mr. Rubin, our president and chief executive officer.

With respect to the Named Officers each of the four main components of compensation are determined as part of a total compensation amount. Each component serves to meet one or more of our compensation objectives, and we discuss the particular objectives of each component in our discussion of each element of total compensation below. Our Compensation Committee, in consultation with Mr. Rubin and James F. Flanagan, our executive vice president, human resources, and the compensation consultants engaged by the Compensation Committee, has assessed the components of our total compensation program and believes that it operates well to serve the current, short-term and long-term compensation needs of the Named Officers, as well as to meet the objectives of our compensation program stated above.

We believe it is important for our compensation to be competitive and attractive when compared to other companies with which we compete for talent in order to acquire the talent to lead our company. Because we have experienced a high level of growth, operate in a rapidly changing industry and have moved strategically to expand our business, we desire to attract and retain executives who will be able to lead our organization in a changing market. We believe an attractive compensation program materially aids us in our search for and retention of talented executive personnel to lead us.

The total compensation amount for our Named Officers was also established relative to our officers at levels above and below them, which we believe rewards them for increased levels of knowledge, experience and responsibility. To create an atmosphere of fairness in our compensation setting, we make an effort to maintain a reasonable level of parity in compensation among Named Officers and other officers of the same or similar rank, although we do permit some deviation in individual total compensation amounts to reward particular executives for individual personal achievement, overall contribution to the success of the organization and to better reflect the differentials in total compensation for executives with different roles and responsibilities.

For fiscal 2008, the Compensation Committee engaged Hay Group to act as independent compensation consultant to the Compensation Committee, to conduct a compensation study and make recommendations with respect to the executive compensation program for all executive officers other than Mr. Rubin. We believe that Hay Group is independent because, prior to our engagement, Hay Group had not provided any services to us or any of our subsidiaries. The Hay Group was engaged to conduct a proxy analysis of the compensation of our Named Officers and other executive officers with respect to base salary, total cash compensation and total direct compensation. As part of the 2008 compensation study, the Compensation Committee worked with Hay Group to review and update the peer group used in 2006 in connection with the negotiation of the employment agreement with Mr. Rubin, which is described below under "— Determination of Compensation for GSI's Chief Executive Officer — Overall Compensation Program". The goal of the review was to create a peer group that reflects companies, primarily in the internet, retail and internet software and services industries, with revenues similar to ours which we believe we compete with when recruiting and retaining executive talent. This peer group is referred to as the 2008 Peer Group.

The 2008 Peer Group included:

- Pacific Sunwear of California, Inc.
- J Crew Group, Inc.
- Netflix, Inc.
- ValueVision Media, Inc.
- NutriSystem, Inc.
- ibasis, Inc.
- drugstore.com, Inc.
- InfoSpace, Inc.
- Move, Inc.
- EarthLink, Inc.
- CMGI, Inc.
- 1-800-Flowers.com, Inc.
- Savvis, Inc.
- Valueclick, Inc.
- *infoUSA, Inc.*
- RealNetworks, Inc.
- Digital River, Inc.
- Blue Nile, Inc.
- Urban Outfitters, Inc.
- priceline.com Incorporated
- Overstock.com Inc.
- Interactive Data Corporation
- United Online, Inc.
- Akamai Technologies, Inc.
- CNET Networks, Inc.
- Ariba, Inc.

For fiscal 2008, Mr. Rubin made recommendations to the Compensation Committee as to the total compensation package for each Named Officer and as to the components of each compensation package. Mr. Rubin consulted with Mr. Flanagan in making these recommendations to the Compensation Committee. The Compensation Committee reviewed the results of the analysis conducted by the Hay Group as one of the factors in determining the compensation packages of the Named Officers but did not establish a target benchmark for the compensation of Named Officers against results of the of the Hay Group analysis. The allocation between each of the elements comprising the total 2008 compensation, including cash and non-cash compensation, was consistent with the allocations used in prior years.

Base Salary. Base salary represents amounts paid during the year to Named Officers as direct compensation for their services to us. Base salaries are used to reward individual performance of each Named Officer on a day-to-day basis during the year, and to encourage them to perform at their highest levels. We also use our base salary to attract and retain top quality executives and other management employees from other companies. Moreover, base salary and increases to base salary recognize the overall experience, position and responsibilities of the executive and expected contributions.

In the first quarter of 2008, the Compensation Committee increased the base salaries of each of the Named Officers by $15,000. Mr. Conn's base salary was increased from $375,000 to $390,000, Mr. Gold's base salary was increased from $389,000 to $404,000, Mr. Hardy's base salary was increased from $400,000 to $415,000 and Mr. Mintzer's base salary was increased from $429,158 to $444,158 for 2008. These increases were based on the recommendations of Messrs. Rubin and Flanagan and were derived in part from an assessment of the 2008 compensation study and other companies with which we compete for executive talent, and in part by comparing the new salary amounts to other members of our senior management as well as considering our financial performance during fiscal 2007.

Performance-Based Cash Bonuses. We use cash bonuses to reward eligible employees at the director level and above, including the Named Officers, for our financial performance and to a lesser extent their individual performance during the year. These bonuses are designed to reward these employees for their short-term contributions to our company and to link compensation to our annual financial performance goal. The performance-based cash bonus plan is referred to as the leadership bonus plan.

Under the leadership bonus plan for fiscal 2008, the Compensation Committee set bonus targets and the performance goal for eligible employees, including the Named Officers, in March 2008. The Compensation Committee established the target award for each employee who is eligible under the leadership bonus plan, including each Named Officer, as a percentage of base salary. For 2008, each Named Officer's bonus target award was equal to 50% of the Named Officer's base salary.

The Compensation Committee selected Non-GAAP Income from Operations (excluding our recently acquired subsidiary, e-Dialog) as the sole performance target. Non-GAAP Income from Operations (excluding e-Dialog) was defined as: income from operations excluding the effects of stock-based compensation, depreciation and amortization expenses, acquisition-related integration expenses and revenue and expense attributable to e-Dialog, Inc.

excluding any one time significant gains or losses on assets or equity sales or any other extraordinary, non-operating revenue or expense, net of bonus payments under the leadership bonus plan.

Non-GAAP Income from Operations (excluding e-Dialog) was chosen as the performance metric under the leadership bonus plan because the Compensation Committee determined it was the most significant financial metric used by management and our investors to evaluate our performance. The performance of e-Dialog was excluded from the Non-GAAP Income from Operations target because the acquisition of e-Dialog closed during the first fiscal quarter of 2008. The Compensation Committee determined that the compensation of employees eligible to participate in the leadership bonus plan should not be impacted by the acquisition of e-Dialog during its first fiscal year as part of the our operations.

For fiscal 2008, the Compensation Committee approved the performance goals based upon the recommendation of Mr. Rubin who consulted with Messrs. Flanagan and Conn. The target was based upon management-developed long-term operating and financial forecasts and the target level for a 100% payout was derived from the high end of the fiscal 2008 guidance range for Non-GAAP Income from Operations we publicly announced in February 2008. The Compensation Committee used the high end of guidance as the basis for the performance target in order to set an aggressive target that awards our management team for achieving strong financial performance. The threshold for bonus payments under the leadership bonus plan in fiscal 2008 was 90% of the target and at the 90% threshold level a payout of 25% of the performance target would have been paid. Setting the threshold for payments at this level aligns leadership bonus plan payments with strong financial performance.

In fiscal 2006 and 2007, payments under the leadership bonus plan were 100% and 0% of target payouts, respectively. The Compensation Committee determined that based on our performance in relation to the Non-GAAP Income from Operations (excluding e-Dialog) target set at the beginning of fiscal 2008, each eligible employee would be entitled to a payment equal to 59% of such employee's target payment, subject to adjustment for individual performance during the year.

For fiscal 2008, the Compensation Committee had the flexibility to increase, decrease or eliminate the amounts paid under the leadership bonus plan, based on individual performance during the year, regardless of whether the targets were met. The decision to increase or decrease an actual payout award is generally based on a variety of subjective factors the Compensation Committee deems appropriate and based upon the recommendation of Mr. Rubin. Having this discretion permits individual performance to have a more direct impact on the ultimate payout. In the event the performance targets are not met, the Compensation Committee can reward individuals who exhibit superior individual performance during the year. Also, in the event the performance targets are met, the Compensation Committee can adjust downward a payout to an individual who did not perform up to expectations. In fiscal 2008 the Compensation adjusted Mr. Conn's bonus from a payment of $115,050, the amount he would have received based upon the GSI's financial performance, to $125,702. The Compensation Committee's decision to increase Mr. Conn's bonus was based on his performance during fiscal 2008, and the recommendation of Mr. Rubin. The Compensation Committee did not use its discretionary authority to adjust bonus payouts for any of the other Named Officers.

For fiscal 2008, the Named Officers received the following performance-based cash bonuses:

Name	2008 Base Salary	Bonus Target as a % of Base Salary	Bonus Target	Bonus Received	Percent of Target
Michael R. Conn	$390,000	50%	$195,000	$125,702	64.5%
Stephen J. Gold	$404,000	50%	$202,000	$119,180	59.0%
J. Scott Hardy	$415,000	50%	$207,500	$122,425	59.0%
Damon Mintzer	$444,158	50%	$222,079	$131,027	59.0%

Equity-Based Compensation. In 2008, we issued equity-based compensation to our Named Officers under our 2005 Equity Plan. All equity-based compensation issued to our Named Officers in 2008 took the form of restricted stock units, or RSUs. An RSU entitles the holder to receive shares of our common stock upon the vesting date. An RSU award is generally issued pursuant to a vesting schedule and is not paid in stock until and to the extent it vests. Historically, through fiscal 2005, we had used a combination of stock options, restricted stock and RSUs, with greater emphasis placed on stock options. From fiscal 2006 through the present, we have awarded only RSUs to our Named Officers. As the result of the volatility of our common stock, we determined that issuing stock options would result in a larger compensation expense than issuing RSUs because the Black- Scholes value of our options exceeds their perceived value to our employees. Additionally, the use of stock options would result in a larger pool of equity being granted and have a less favorable impact on share utilization than RSUs. We also chose to issue RSUs rather than restricted stock because RSUs do not require the issuance of common stock unless and until they are vested and received by the employee and do not result in a tax event for the employee until shares are received.

Generally, we make three types of RSU grants to our Named Officers:

- initial grants upon hiring;
- annual grants; and
- retention grants.

An initial grant of RSUs when an executive officer is hired serves to help us recruit new executives, especially executives we seek to hire from larger, more financially stable companies with longer and historically more profitable and predictable operating histories. Because these initial grants are structured as an incentive for employment, the amount of these grants may vary from executive to executive depending on the particular circumstances of the executive. Initial grants are approved by the Compensation Committee and are usually made based upon recommendations made by Mr. Rubin, after consulting with Mr. Flanagan. None of the Named Officers were hired in 2008. Accordingly, we did not make any initial RSU grants to the Named Officers.

Annual, time-vested grants of RSUs are designed to compensate our executives, including our Named Officers, for their contributions to our long-term performance. On March 4, 2008, Messrs. Conn, Hardy and Mintzer each received an RSU award with a grant date fair market value of $350,000, which was approximately 100% of the average of the fiscal 2007 base salaries of the members of the Company's senior management team. Mr. Gold received an RSU award with a grant date fair market value of $700,000. The Compensation Committee determined these awards based upon the recommendations of Messrs. Rubin and Flanagan and upon the experience, position and responsibilities of the Named Officers.

Retention grants are intended to retain the services of key employees, including the Named Officers, in view of the fact that we did not fully achieve our financial objectives in fiscal 2007 despite the extraordinary efforts of many of our employees. Retention grants were awarded in March 2008 to bonus eligible employees, including each of the Named Officers. The Compensation Committee made these retention grants in recognition of the progress we made during fiscal 2007 with respect to our strategic growth initiatives, including acquisitions, international expansion and marketing services, and to retain the members of the management team, many of whom had been hired over the course of the past few years. The Compensation Committee determined the amount of these retention grants as a percentage of the Named Officer's fiscal 2007 base salary based on the recommendations of Messrs. Rubin and Flanagan. The retention awards granted to the Named Officers had a fair market value on the date of grant equal to 37.5% of the annual base salary for such Named Officer in fiscal 2007. For the Named Officers and other members of our senior management team, the value of the retention award was equal to 75% of such employee's target bonus payment for 2007. For other bonus eligible employees the retention award was equal to 100% of such employee's target bonus payment for 2007.

Prior to fiscal 2009, the Compensation Committee determined the number of shares subject to an RSU award was based upon a target dollar value for the award divided by the fair market value of a share of our common stock on the date of grant. Fair market value was determined by reference to the closing price of our common stock on the date of grant. Generally, for purposes of an initial grant of equity-based compensation, the date of grant is the later of the date the Compensation Committee approves the grant or the employee's hire date. For all other purposes, the date of grant is the date the Compensation Committee approves the grant.

Beginning in March 2009, the Compensation Committee, based upon the advice of Messrs. Rubin and Flanagan, changed our equity award policies so that awards would be made on the basis of a number of shares determined by the Compensation Committee at its discretion, rather than on the basis of a target dollar value. This change was made in light of the impact on equity utilization of the previous practice, where fixed target dollar values were divided by a fluctuating stock price. Due to the volatility in our stock price over the past year, it became difficult to forecast the number of shares to be awarded under fixed dollar value awards. For example, during fiscal 2008, the sales price of our common stock ranged from $5.69 to $18.24. Determining the number of shares subject to awards based on share targets set at the discretion of the Compensation Committee gives the Compensation Committee greater control over the number of shares awarded in a given year.

Our annual grants of equity awards historically have been approved at the first regularly scheduled Compensation Committee meeting of each fiscal year, which typically occurs one to two weeks after we issue our year-end earnings release. For new hires, we generally approve grants of equity compensation at the regularly scheduled quarterly Compensation Committee meeting following acceptance of an offer of employment, which meetings are typically held two weeks after our quarterly earnings release, although we occasionally find it necessary to approve a grant between these quarterly meetings. In such a case, it is company policy to hold a telephonic special meeting of the Compensation Committee. While we prefer not to take action by written consent to grant equity-based awards, we do not prohibit the Compensation Committee from doing so where necessary or desirable.

In general, RSUs granted to Named Officers as either initial or annual grants vest in equal annual installments over a four-year period. Prior to fiscal 2009, the first vesting date was the first anniversary of the date of grant, which was generally in early March for annual grants. Beginning in fiscal 2009, the vesting dates for annual grants will vary from the date of grant, at the determination of the Compensation Committee, in order to prevent large numbers of shares from vesting, with the typically accompanying sales to cover tax withholding obligations, within a short time frame. For example, equity awards issued to Named Officers at the Compensation Committee's regularly scheduled meeting on March 10, 2009 will vest on April 20, 2010 and each annual anniversary of such date. The Compensation Committee selected a four-year vesting schedule for initial and annual grants to reflect our objectives of rewarding each Named Officer's contributions to our long-term performance and aligning their interests with those of our stockholders. The new policy of varying the vesting schedule for annual grants will provide additional retention value to the awards as Named Officers will, over time, have awards subject to vesting in different months, rather than having all annual awards vest in March.

The 2008 retention RSU awards vest in full on the second annual anniversary of the date of grant. The two-year vesting schedule for retention grants was selected to encourage retention for at least two years.

All of the RSU awards issued to Named Officers in 2008 vest based upon the continued employment of the Named Officer upon each of the respective vesting dates.

Non-Performance Based Cash Bonuses. The Compensation Committee has, from time to time, granted non-performance based bonuses to new employees. This type of bonus is used to attract and recruit qualified executives and is not based on specific individual or company performance achievements. In most cases these non-performance payments are designed to "buy out" a candidate who is leaving a cash incentive, equity, pension or other compensation at the candidate's former employer. In fiscal 2008, none of the Named Officers received a non-performance based cash bonus.

401(k) Plan Matching Contributions. For 2008, we matched, in cash, contributions to our 401(k) plan that each employee, including each Named Officer, made during the year in an amount of $.50 on each dollar contributed. For each eligible employee, this match is limited to contributions equaling six percent of such employee's salary and is subject to further limitations imposed through Internal Revenue Service discrimination testing. We provide these matching grants to all of our employees, including Named Officers, who participate in the 401(k) plan, to encourage them to systematically save for retirement. The maximum amount of our matching contribution is limited by our 401(k) plan. Beginning in March 2009, we reduced the cash match for all employee contributions to our 401(k) plan, including for each Named Officer, to $.25 on each dollar contributed limited to contributions equaling six percent of such employee's salary. The reduction in the 401(k) match was made in view of current economic conditions and our efforts to manage expenses.

Deferred Compensation Plan. We maintain a non-qualified deferred compensation plan that allows eligible employees, including Named Officers, to defer compensation that the employee cannot defer under the applicable tax-qualified plans because of limits under the Internal Revenue Code on the amount of compensation that can be deferred. There is currently no company match under our deferred compensation plan. Mr. Rubin and some of our executive officers have elected to participate in this plan, although none of the other Named Officers participated in this plan in fiscal 2008. For more information, see "-Nonqualified Deferred Compensation."

Change in Control Agreements. On August 1, 2006, the Compensation Committee approved a form of change in control agreement for certain members of senior management, including all of our current Named Officers, and certain other employees. We implemented this form to standardize the applicable change in control protections among our senior management and other key employees (except Mr. Rubin), which until that time had varied from executive to executive. We believe that change in control protections are important to protect our Named Officers from a termination or significant change in responsibilities arising after a change in control of GSI. Equity awards are a significant component of the compensation packages of our Named Officers and these protections provide that the Named Officers will not lose the value of these awards due to certain change of control events not related to the performance of any individual executive. We also sought to establish a uniform set of protections to achieve fairness among our executives and to make it easier for us to understand and communicate these policies. Each Named Officer other than Mr. Mintzer has entered into the standard form of change of control agreement.

Among other things, these agreements provide for a "double trigger" mechanism, requiring both a change in control and an ensuing negative employment action before severance is payable. The double trigger mechanism was chosen so that the vesting of equity awards would not accelerate in connection with a change in control where an executive had not suffered any adverse employment consequences. Generally, these change in control provisions provide that all previously unvested equity awards held by the executive will vest in full, and the post-termination exercise period for stock options will be extended until the option's expiration date.

Perquisites, Personal Benefits and Other Compensation. During 2008, each of our Named Officers received a limited amount of perquisites and other personal benefits that we paid on their behalf or for which we provided reimbursement. During 2008, Mr. Hardy received a greater amount of perquisites than other Named Officers in connection with his relocation to King of Prussia, Pennsylvania. Mr. Hardy's relocation benefits are described below under "— Employment Agreements and Arrangements — J. Scott Hardy". We believe that the nature of the perquisites, as well as total cost of perquisites provided in 2008, is reasonable. Furthermore, we believe providing our Named Officers with these benefits is justified because our Named Officers contribute substantially to our financial and operating performance and to the growth and development of our business. The perquisites and other personal benefits provided to our Named Officers are disclosed below in the "Summary Compensation Table."

Determination of Compensation for GSI's Chief Executive Officer

Pursuant to our bylaws, our Board of Directors or our Compensation Committee must approve compensation paid to the chief executive officer. In January 2006, our Compensation Committee engaged Semler Brossy Consulting Group to act as its independent compensation consultant to the Compensation Committee and advise the Compensation Committee in the design of a multi-year compensation agreement for Mr. Rubin. The Compensation Committee believes Semler Brossy was independent because Semler Brossy had not provided consulting or other services to us or any of our subsidiaries prior to or subsequent to this engagement. Our Compensation Committee also engaged the law firm of Gibson, Dunn & Crutcher LLP to act as outside legal counsel to the Compensation Committee in negotiating and documenting Mr. Rubin's compensation package. While Gibson Dunn has previously been engaged by the Board or a committee of the Board to act as independent legal counsel, the Compensation Committee viewed this firm as independent with respect to GSI because it had not provided legal services to us or any of our subsidiaries. Mr. Rubin was represented by separate legal counsel.

On August 23, 2006, we entered into a new employment arrangement with Mr. Rubin, which entirely restructured his overall compensation program. Our Compensation Committee approved this arrangement on August 1, 2006. The components of Mr. Rubin's compensation package approved by our Compensation Committee, effective July 1, 2006, are as follows:

- annual base salary of $474,000 in cash;
- an annual grant of RSUs with a fair market value on the date of grant of $675,000;

- the opportunity to receive a performance-based RSU, or PRSU, award with a target fair market value of $1.4 million each year under the 2005 equity plan;
- the opportunity to participate in all benefit plans and programs offered to our senior executives, except for equity incentive, stock option or bonus plans or programs other than as provided for in the employment agreement; and
- reimbursement by us for all actual, ordinary, necessary and reasonable expenses Mr. Rubin incurs during the performance of his duties.

Mr. Rubin is not eligible to participate in our leadership bonus plan. For more information, see "— Employment Agreements and Arrangements — Michael G. Rubin."

Overall Compensation Program. Our Compensation Committee began the process of negotiating Mr. Rubin's compensation by determining a target range for Mr. Rubin's total compensation. The Compensation Committee determined that the total amount of compensation to be received, including annual salary, annual grant of RSUs and annual grant of PRSUs, should be approximately $2.6 and $3.3 million at the target and maximum levels, respectively. In setting these amounts, our Compensation Committee relied upon both external and internal references.

First, the Compensation Committee worked with Semler Brossy to develop an external peer group of 29 other companies. Many of the constituents of the peer group were Internet-based companies and retailers with similar focuses and revenue sizes as GSI. The peer group also included some companies that were larger than us but which the Compensation Committee believed represented our future growth potential. The constituents of this peer group included the following:

- 1-800-Flowers.com, Inc.
- Alloy Inc.
- Akamai Technologies, Inc.
- AQuantive, Inc.
- Autobytel Inc.
- Blue Nile, Inc.
- Chicos FAS, Inc.
- CNET Networks, Inc.
- Digital River, Inc.
- Digitas Inc.
- Drugstore.com, Inc.
- EarthLink, Inc.
- FTD Group, Inc.
- Homestore Inc.
- Hot Topic, Inc.
- InfoSpace, Inc.
- *info*USA Inc.
- Interactive Data Corporation
- MIVA, Inc.
- Netflix, Inc.
- Overstock.com, Inc.
- Pacific Sunwear of California, Inc.
- priceline.com Incorporated
- RealNetworks, Inc.
- Sharper Image Corporation
- United Online, Inc.
- Urban Outfitters, Inc.
- ValueClick, Inc.
- WebEx Communications, Inc.

Based on this peer group, the $2.6 million total compensation package for Mr. Rubin at the target level was close to the 75th percentile for chief executive officer compensation. While this amount was higher than the median of the peer group, we believe that a higher level of compensation for Mr. Rubin was appropriate to reward him for his continued leadership, industry knowledge and business development skills. As our founder, our Compensation Committee recognized that Mr. Rubin's vision and drive are essential to our future success and could not easily be replaced. The Compensation Committee also placed his compensation at the higher end of the peer group range based on the fact that a greater percentage of Mr. Rubin's total compensation was in the form of performance- and equity-based compensation, which the Compensation Committee believed better aligned Mr. Rubin's compensation with our success.

The Compensation Committee also considered Mr. Rubin's total compensation relative to the total compensation of other senior executives of GSI. For example, the total compensation of our then president and chief operating officer was valued at $1.5 million, and value of total compensation at the executive vice present level was approximately $900,000. The Compensation Committee, with input from senior management, believes that Mr. Rubin's total compensation package creates an appropriate differential between the total pay of our chief executive officer and that of our then chief operating officer, as well as that of our executive vice presidents.

Furthermore, because Mr. Rubin is also fulfilling critical roles as strategic thinker, tireless advocate, industry expert and visionary leader, the Committee believed that this differential in compensation is warranted.

In recognition of the potential total value of Mr. Rubin's compensation package, the Compensation Committee structured the bulk of Mr. Rubin's equity compensation in the form of PRSU grants, which cannot be earned unless we have achieved stated performance goals. Mr. Rubin is our only executive officer to receive PRSUs at this time, which underscores the Compensation Committee's belief that Mr. Rubin's involvement with GSI is unique and critical to our future success. This structure also aligns a significant part of Mr. Rubin's compensation with our stockholders by ensuring that a significant portion of Mr. Rubin's compensation is tied to our long-term financial performance and stock price.

Base Salary. Base salary represents the amount paid to Mr. Rubin during the year as direct compensation for his services and is set to reward his individual performance on a day-to-day basis during the year and to encourage him to perform at his highest level. The base salary for Mr. Rubin during the term of the employment agreement was set at $474,000, which was a $49,000 increase from Mr. Rubin's prior base salary. Mr. Rubin's base salary was $24,000 higher than the $450,000 base salary of our then president and chief operating officer. Prior to the effective date of Mr. Rubin's employment agreement, he had received a monthly automobile allowance of $2,000. Our Compensation Committee determined that this allowance would be discontinued and $24,000 would be included in his base salary.

Annual RSU Grant. The annual RSU grant with a fair market value of $675,000 was computed by multiplying Mr. Rubin's new base salary by a factor of approximately 1.4. This relationship between base salary and the RSU grant was set by taking into consideration the relationship between these compensation components for other members of our senior management team. In general, members of the senior management team received RSU grants equal to approximately 1 times base salary and for our then president and chief operation officer, the RSU grant was set at approximately 1.2 times base salary. Mr. Rubin's RSU grant was set at a correspondingly higher level. The Compensation Committee chose to make an annual grant rather than a multi-year grant because of our rapid economic growth, lack of predictable long-term financial results and our desire to maintain maximum flexibility to determine the amount and vesting of grants each year as our operations and compensation needs change. Mr. Rubin's annual RSU grant vests in equal annual installments over a four-year period, beginning on the first anniversary of the date of grant. The annual RSU grant for Mr. Rubin serves the same purpose as the annual time-vested RSU grants issued under our 2005 Equity Plan to our other Named Officers; that is, to reward Mr. Rubin for his individual contribution to our long-term performance. Also, the time-based vesting feature of this grant rewards Mr. Rubin for continuing to lead us in the long-term and provides balance to the substantial amount of performance-based awards in Mr. Rubin's total compensation, as described below.

This component of Mr. Rubin's compensation was paid in RSUs rather than cash, for several reasons. The ownership of equity aligns Mr. Rubin's interests more closely with those of our stockholders, as the value of the compensation will change depending upon the market price of our stock. Furthermore, the issuance of our common stock under this RSU grant is conditioned upon Mr. Rubin's continued employment with us, which provides Mr. Rubin additional incentive to remain with us. We also considered it significant that Mr. Rubin specifically requested to receive his performance-based compensation in PRSUs rather than cash.

In March 2008, Mr. Rubin was awarded the annual RSU grant under his employment agreement in the amount of $675,000. In August 2008, Mr. Rubin was awarded a discretionary RSU grant in the amount of $700,000 in recognition of his service to us. The value of the discretionary RSU grant was determined in consideration of Mr. Rubin's strategic leadership and our success in our strategic growth initiatives, including acquisitions, marketing services and international expansion.

As discussed above under "— Determination of Compensation for Named Officers Other than Our chief Executive Officer — Equity Based Compensation," in fiscal 2009, the Compensation Committee determined that annual RSU awards for all employees would be determined with respect to a target number of shares set at the discretion of the Compensation Committee rather then based upon target dollar values. In March 2009, in lieu of Mr. Rubin's annual RSU grant under his employment agreement in the amount of $675,000, the Compensation Committee and Mr. Rubin agreed that he would receive an RSU award for 45,000 shares of Common Stock. The grant date fair market value of this award was $489,600.

Performance-Based RSU Grant. Under Mr. Rubin's employment agreement, his total compensation has been heavily weighted towards performance-based incentive compensation. Consistent with our compensation philosophies described above, this element of compensation is based on overall company performance.

Our Compensation Committee preferred this type of performance-vested equity award to other alternatives, such as a cash bonus, stock options, additional time-vested RSUs and a value-sharing plan. We believe that the PRSU award closely aligns chief executive officer compensation to our long-term stock and financial performance and stockholder return. Also, Mr. Rubin's performance-based compensation represents approximately 55% of his total compensation at the target level and approximately 65% at the maximum level, which is also appropriate given the Compensation Committee's desire to provide Mr. Rubin with a competitive total compensation package. Mr. Rubin's annual PRSU grant vests in equal annual installments over a two-year period, beginning on the first anniversary of the date the PRSU is earned. In addition to tying Mr. Rubin's compensation to our financial performance, the annual PRSU grant encourages Mr. Rubin to continue to lead us in the long-term.

The Compensation Committee chose the same performance target for Mr. Rubin's 2008 PRSU award as it chose for the leadership bonus plan for fiscal 2008, Non-GAAP Income from Operations (excluding e-Dialog). The Compensation Committee chose net Non-GAAP Income from Operations because it is widely accepted in our industry as a measure of economic performance. Given our historical rapid rate of business expansion, we have found it difficult to predict or forecast accurately our operating results for periods greater than a year and the Compensation Committee determined that annual rather than multi-year targets were appropriate.

The Compensation Committee determined in March 2009 that based on our performance in fiscal 2008 compared to the Non-GAAP Income from Operations target set at the beginning of fiscal 2008, Mr. Rubin was entitled to receive, subject to the vesting provision, shares equal to 59% of the target number of shares of common stock issuable under the 2008 PRSU, or 60,601 shares of common stock. The following table illustrates the number of shares Mr. Rubin will receive, subject to the two year vesting provisions, under his 2008 PRSU Award:

Target Grant Date Fair Market Value	Target Number of Shares	Percent of Target Shares Earned	Number of Shares Earned	Value of Shares Earned on January 3, 2009, the Last Day of Fiscal 2008
$1,400,000	102,714	59%	60,601	$653,885

Change in Control and Severance Provisions. Mr. Rubin's employment agreement contains termination provisions that provide him with a severance arrangement of approximately $2.5 million payable over 24 months plus continuation of his medical benefits for up to 24 months if his employment is terminated without cause or if he terminates his employment for good reason, as defined in Mr. Rubin's employment agreement, including within a specified period of time after a change in control. However, Mr. Rubin would forfeit any unvested PRSUs and RSUs, other than with respect to a termination in connection with a change in control. See "— Potential Payments Upon Termination of Employment or Change in Control."

The Compensation Committee provided Mr. Rubin with these severance provisions to protect him in the event of an actual termination of his employment agreement for no reason or a constructive termination of the agreement. We selected a severance payment amount that was approximately equal to the total current value of his base salary, annual RSUs and performance-based RSUs for one year.

Mr. Rubin agreed that as a condition prior to receiving any severance payments, he will provide us with a general release and to abide by customary confidentiality and non-disparagement provisions. He also agreed not to compete with us while we are paying him severance, which also prohibits him from soliciting employees, consultants, agents, representatives, partners, customers, clients or prospects of us or any of our subsidiaries.

Perquisites, Personal Benefits and Other Compensation. During 2008, our chief executive officer received a limited amount of perquisites and other personal benefits that we paid on his behalf or for which we provided reimbursement. We believe that the nature of the perquisites, as well as total cost of perquisites provided in 2008, was reasonable. We believe that providing our chief executive officer with these benefits is justified because his employment is critical to our future financial and operating performance and the growth and development of our business, and providing these benefits allows him to efficiently devote his efforts to our success.

Policy on Deductibility of Compensation

Our policy is to maximize the tax deductibility of compensation paid to our most highly compensated executives under Section 162(m) of the Internal Revenue Code and related regulations. Our stockholders have approved our 2005 Equity Plan, our Leadership Incentive Plan, and the performance criteria formula that are designed and administered to qualify compensation awarded under these plans as "performance-based." We may, however, authorize payments to our Named Officers that may not be fully deductible if we believe such payments are in our stockholders' interests. Mr. Rubin's performance-based RSU award has been structured to qualify as performance-based compensation exempt from the limitations on deductibility imposed by Section 162(m). For 2008, we did not make any payments to our Named Officers or Mr. Rubin which were not fully deductible.

Compensation Committee Report

The information contained in this Compensation Committee Report is not "soliciting material" and has not been "filed" with the Securities and Exchange Commission. This Compensation Committee Report will not be incorporated by reference into any of our future filings under the Securities Act of 1933 or the Exchange Act, except to the extent that we may specifically incorporate it by reference into a future filing.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis section appearing above with GSI's management. Based on this review and these discussions, the Compensation Committee recommended to GSI's Board of Directors that the Compensation Discussion and Analysis be included in GSI's Annual Report on Form 10-K for fiscal 2008 and in this proxy statement.

Andrea M. Weiss (Chairwoman)
John A. Hunter
Jeffrey F. Rayport

Summary Compensation Table

The following table summarizes compensation earned during fiscal 2008, fiscal 2007 and 2006 by GSI's chief executive officer, chief financial officer, and each of GSI's three other most highly compensated executive officers. GSI refers to these individuals throughout this proxy statement as the "Named Officers."

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	All Other Compensation(4) ($)	Total ($)
Michael G. Rubin	2008	474,000	—	1,818,290	—	—	7,130	2,299,420
Chairman, President and	2007	474,000	—	1,527,292	98,444	—	6,984	2,106,720
Chief Executive Officer (principal executive officer)	2006	449,500	—	195,319	228,215	—	50,541	923,575
Michael R. Conn	2008	390,000	—	332,514	—	125,702	13,130	861,346
Executive Vice President,	2007	375,000	—	227,339	27,589	—	12,984	642,912
Finance and Chief Financial Officer (principal financial officer)	2006	304,018	—	138,468	67,840	152,159	14,255	676,740
Stephen J. Gold	2008	404,000	—	625,896	—	119,180	37,130	1,186,206
Executive Vice President	2007	389,000	—	396,326	—	—	36,984	822,310
and Chief Information Officer	2006	354,000	—	315,263	—	177,000	37,755	884,018
J. Scott Hardy(5)	2008	415,000	—	326,894	—	122,425	69,787	934,106
Executive Vice President, Business Management	2007	246,154	300,000(6)	151,887	—	—	107,697	805,738
Damon Mintzer	2008	444,158	—	419,901	—	131,027	7,130	1,002,216
Executive Vice President,	2007	429,159	—	321,952	27,589	—	6,984	785,684
Sales	2006	379,800	—	212,848	67,840	189,580	9,068	859,136

(1) The amounts included in the "Stock Awards" column represent the compensation cost GSI recognized in fiscal 2008, 2007 and 2006 related to non-option stock awards, as described in Statement of Financial Accounting Standards No. 123R without taking into account any forfeiture rates. For a discussion of valuation assumptions, see Note 2 to GSI's consolidated financial statements included in its annual report on Form 10-K for fiscal 2008. Please see the "Grants of Plan-Based Awards Table" for more information regarding the stock awards GSI granted in fiscal 2008.

(2) GSI did not grant any stock option awards in fiscal 2008, 2007 and 2006 to its Named Officers. The amounts included in the "Option Awards" column represent the compensation cost GSI recognized in fiscal 2008, 2007 and 2006 related to stock option awards granted in prior years, as described in Statement of Financial Accounting Standards No. 123R without taking into account any forfeiture rates. In fiscal 2008, GSI did not recognize any compensation cost related to stock options. For a discussion of valuation assumptions, see Note 2 to GSI's consolidated financial statements included in GSI's annual report on Form 10-K for fiscal 2008.

(3) For fiscal 2008 and 2006, represents amounts earned under the 2008 Leadership Bonus Plan and the 2006 Leadership Bonus Plan, respectively. In fiscal 2007, no amounts were earned under the 2007 Leadership Bonus Plan.

(4) All other compensation for fiscal 2008 consisted of the amounts shown in the table below:

Executive Officer	Other Benefits ($)	Company Contributions to 401(k) Plan ($)	Company Paid Life Insurance Premiums ($)	Total all Other Compensation ($)
Michael G. Rubin	—	6,900	230	7,130
Michael R. Conn	6,000	6,900	230	13,130
Stephen J. Gold	30,000	6,900	230	37,130
J. Scott Hardy	62,657	6,900	230	69,787
Damon Mintzer	—	6,900	230	7,130

Other benefits consisted of the following: (i) for Mr. Conn, a car allowance; (ii) for Mr. Gold, reimbursement for housing expenses; and (iii) for Mr. Hardy, reimbursement for relocation expenses.

Additionally, GSI purchases season tickets to sporting events for business use. If the tickets are not used for business purposes, they are made available to GSI's directors, officers and other employees for personal use. There is no incremental cost to GSI for the personal use of such tickets.

(5) Mr. Hardy joined GSI in May 2007.

(6) Pursuant to Mr. Hardy's offer letter, in fiscal 2007, he was guaranteed to receive a signing bonus of $100,000 and a bonus of $200,000.

Grants of Plan-Based Awards

The following table summarizes non-equity and equity awards granted by GSI in fiscal 2008 to its Named Officers. For a discussion concerning the awards granted in fiscal 2008, see the preceding "— Compensation Discussion and Analysis" and "— Employment Agreements and Arrangements" which follows. The performance restricted stock units and restricted stock units shown in the table below are not entitled to the payment of dividends declared on GSI's common stock.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated Possible Payouts Under Equity Incentive Plan Awards(3)			All Other Stock Awards: Number of Shares of Stock or Units(4)	Grant Date Fair Value of Stock and Option Awards(5)
Name	Award Type(1)	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	($)
Michael G. Rubin	PRSU	3/4/08	—	—	—	51,357	102,714	154,071	—	1,399,992(6)
Chairman, President and	RSU	3/4/08	—	—	—	—	—	—	49,523(7)	674,998
Chief Executive Officer	RSU	8/1/08	—	—	—	—	—	—	46,143(8)	699,989
(principal executive officer)	RSU	11/4/08	—	—	—	—	—	—	221(9)	2,285
Michael R. Conn	RSU	3/4/08	—	—	—	—	—	—	25,678(7)	349,991
Executive Vice President,	RSU	3/4/08	—	—	—	—	—	—	10,317(10)	140,621
Finance and Chief Financial Officer (principal financial officer)	LBP	3/4/08	48,750	195,000	243,750	—	—	—	—	—
Stephen J. Gold,	RSU	3/4/08	—	—	—	—	—	—	51,357(7)	699,996
Executive Vice President	RSU	3/4/08	—	—	—	—	—	—	10,702(10)	145,868
and Chief Information Officer	LBP	3/4/08	50,500	202,000	252,500	—	—	—	—	—
J. Scott Hardy	RSU	3/4/08	—	—	—	—	—	—	25,678(7)	349,991
Executive Vice President and Business Management	LBP	3/4/08	51,875	207,500	259,375	—	—	—	—	—
Damon Mintzer	RSU	3/4/08	—	—	—	—	—	—	25,678(7)	349,991
Executive Vice President,	RSU	3/4/08	—	—	—	—	—	—	11,807(10)	160,929
Sales	RSU	11/4/08	—	—	—	—	—	—	1,301(9)	13,452
	LBP	3/4/08	55,520	222,080	277,600	—	—	—	—	—

(1) Award Type:
RSU = Restricted Stock Unit
PRSU = Performance Restricted Stock Unit
LBP = Leadership Bonus Plan

(2) Represents bonuses payable under GSI's 2008 Leadership Bonus Plan. The amount shown in the "Threshold" column represents the bonus payable assuming the minimum threshold for payments under that plan is achieved, the amount shown in the "Target" column represents the bonus payable assuming that the target under that plan is achieved and the amount shown in the "Maximum" column represents the maximum bonus payable under that plan, if the target is achieved and exceeded, based upon the individual's performance. See "2008 Leadership Bonus Plan."

(3) Represents awards of performance restricted stock units made to Mr. Rubin under his employment agreement. See "Employment Agreements and Arrangements — Michael G. Rubin."

(4) All restricted stock units were granted under the 2005 Equity Plan.

(5) GSI did not grant any stock options in fiscal 2008 to the Named Officers

(6) Represents the grant date fair value of the performance restricted stock units at the target level. On March 10, 2009, the Compensation Committee determined that 60,601 shares, with a grant date fair value of $825,991, were earned. The grant date fair value of the performance restricted stock units at the maximum level was $2,099,988. This performance restricted stock unit is scheduled to vest as to 50% of the total number of shares subject to the award on each of the first and second anniversary dates of the date earned.

(7) This restricted stock unit award is scheduled to vest as to 25% of the total number of shares subject to the award on each of the first, second, third and fourth anniversary dates of the grant date of the award.

(8) This restricted stock unit award is scheduled to vest in full on August 1, 2010.

(9) This restricted stock unit award vested in full on November 14, 2008.

(10) This restricted stock unit award is scheduled to vest in full on March 4, 2010.

Employment Agreements and Arrangements

The following describes employment agreements and arrangements with GSI's Named Officers:

Michael G. Rubin. On August 23, 2006, GSI entered into an employment agreement with Michael G. Rubin, its chairman, president and chief executive officer. The employment agreement was effective as of July 1, 2006 with an initial term of one and one-half years until December 31, 2007, and automatically renews for subsequent one year periods thereafter until a notice of nonrenewal is delivered by GSI or Mr. Rubin. The employment agreement has automatically renewed for a one year term ending December 31, 2009.

Under the employment agreement, Mr. Rubin receives an annual base salary of $474,000 per year and an annual restricted stock unit award granted under GSI's 2005 Equity Plan with an aggregate fair market value of at least $675,000 as of the date of grant. The annual stock award will vest as to 25% of the total number of restricted stock units on each of the first four anniversaries of the date of grant. Such vesting will be subject to Mr. Rubin's "continuous service," as defined in the 2005 Equity Plan, to the Company and to acceleration in certain circumstances following a change in control. On March 6, 2008, the Compensation Committee granted Mr. Rubin a restricted stock unit award for 49,523 shares, representing the annual stock award for 2008.

Mr. Rubin also is entitled to receive an award of performance restricted stock units, referred to as a "PRSU Award," to be granted on or before March 31 of each year. The number of shares to be issued pursuant to a PRSU Award is based on the Company achieving certain performance targets during a certain performance period, each as established by the Compensation Committee of GSI's Board of Directors. Depending on the level of the performance targets that is achieved during the performance period, Mr. Rubin will be entitled to the issuance of shares having a fair market value, as of the date of grant, of between $700,000 and $2,100,000. If the Company fails to achieve the 90% level of the performance targets, Mr. Rubin will not be entitled to the issuance of any shares. Once issued, the shares will be subject to additional time based vesting restrictions, with 50% of the shares vesting on the first anniversary of the date the PRSU Award is earned and the remaining shares vesting on the second anniversary of the date the PRSU Award is earned.

The employment agreement contains a "clawback" provision. In the event that the Board or the Compensation Committee determines in good faith that the earlier determination as to the achievement of the performance targets was based on incorrect data, which incorrect data would require the restatement of GSI's financial statements for reasons other than changes in law or accounting principles, and that in fact the performance targets had not been achieved or had been achieved to a lesser extent than originally determined and a portion of any performance restricted stock units granted under any PRSU Award would not have been issued, vested or settled, given the correct data, then:

- such portion of performance restricted stock units that were issued shall be forfeited and cancelled as provided by the Board or the Compensation Committee;
- such portion of performance restricted stock units that became vested will be deemed to be not vested and will be deemed to be forfeited and cancelled as provided by the Board or the Compensation Committee; and

- such portion of performance restricted stock units that were settled in exchange for shares of GSI's stock shall be paid by Mr. Rubin to GSI upon notice from GSI as provided by the Board or the Compensation Committee.

On March 4, 2008, under Mr. Rubin's employment agreement described above, the Compensation Committee granted Mr. Rubin a PRSU Award for 102,714 shares, referred to as the target units, representing the PSRU Award for 2008. If the Company achieved 100% of the non-GAAP income from operations target established by the Compensation Committee for fiscal 2008, Mr. Rubin would have received 100% of the target units. If the Company failed to achieve 90% of the non-GAAP income from operations target for the performance period, Mr. Rubin would have received no shares. The performance restricted stock unit vests in the following increments, or earlier upon certain events: 50% on the first anniversary of the date earned and 50% on the second anniversary of the date earned. Vested performance units result in the delivery to Mr. Rubin of shares of common stock. On March 10, 2009, the Compensation Committee determined that Mr. Rubin earned 60,601 performance restricted stock units for fiscal 2008.

Mr. Rubin will also continue to be entitled to participate in the Company's stock purchase, profit sharing, savings, health insurance, life insurance, group insurance, disability insurance, pension, retirement and other benefit plans or programs on the same terms and to the same extent as the other senior executives of the Company.

Michael R. Conn. GSI does not have an employment agreement with Michael R. Conn, GSI's executive vice president, finance and chief financial officer. Mr. Conn receives an annual base salary of $390,000 in fiscal 2009 and is entitled to participate in GSI's bonus and equity award plans. Mr. Conn also receives a car allowance.

Stephen J. Gold. On January 31, 2005, GSI entered into an offer letter with Mr. Gold to serve as GSI's executive vice president, technology and chief technology officer. Under this letter, Mr. Gold is entitled to (i) receive an annual base salary of $325,000 to be increased to $350,0000 beginning January 1, 2006, subject to review annually, (ii) participate in the annual bonus plan available to GSI's similarly situated employees, with a guaranteed bonus of no less than 50% of his base salary in fiscal 2005, (iii) receive a housing allowance of $2,500 per month, less payroll deductions and all required withholdings, for the duration of his employment and (iv) other benefits similar to those provided to GSI's other officers. In addition, Mr. Gold's offer letter provided that upon commencement of his employment, Mr. Gold would be granted a restricted stock unit award under the 1996 Plan to acquire common stock having an aggregate value of $1,000,000. GSI also agreed to pay Mr. Gold a signing bonus equal to $160,000 in the aggregate. See also "— Potential Payments Upon Termination of Employment or Change in Control." Mr. Gold receives an annual base salary of $404,000 in fiscal 2009.

J. Scott Hardy. On March 26, 2007, GSI entered into an offer letter with Mr. Hardy to serve as its executive vice president, business management. Under this letter, Mr. Hardy is entitled to (i) receive an annual base salary of $400,000; (ii) participate in the annual bonus plan available to similarly situated employees at GSI, with a guaranteed bonus in 2007 (paid in March 2008) of no less than 50% of his base pay; (iii) receive, subject to the approval of the Board of Directors, a restricted stock unit award having an aggregate value of $1,250,000 and vesting as to 20% of the total number of shares on each of the first, second, third, fourth and fifth annual anniversary of the date of grant; (iv) participate in all employee benefit plans or programs provided to similarly situated employees at GSI; (v) a reimbursement of his actual and reasonable expenses relating to his relocation from Atlanta, GA to King of Prussia, PA, including moving costs; temporary living and storage in King of Prussia; two house hunting trips; an amount equal to 2% of the purchase price of his new home to cover some of the costs associated with that purchase; home sale protection , up to a maximum of $100,000; a relocation allowance of up to $50,000 less taxes; and in the event he is carrying two mortgages simultaneously, GSI will cover the interest cost of the lower of the two mortgages for up to four months. If Mr. Hardy resigns his employment or GSI terminates his employment with "cause" during the first two years of his employment, he must repay the Company a pro-rata portion of all amounts incurred or reimbursed by GSI in connection with his relocation as follows: 100% will be reimbursed if such a departure occurs in the first year of employment and the reimbursement will decline by 1/12th for each month in the second year. Mr. Hardy is also entitled to receive a one-time signing bonus of $100,000 less taxes, subject to the same repayment terms previously noted in the event of his resignation or termination for "cause" during the first two years of employment. Mr. Hardy and GSI may terminate Mr. Hardy's employment at any time and for any reason. See also "— Potential Payments Upon Termination of Employment or Change in Control." Mr. Hardy receives an annual base salary of $415,000 in fiscal 2009.

Damon Mintzer. GSI does not have an employment agreement with Damon Mintzer, GSI's executive vice president, sales. Mr. Mintzer receives an annual base salary of $444,158 in fiscal 2009 and is entitled to participate in GSI's bonus and equity award plans.

2008 Leadership Bonus Plan.

On March 4, 2008, GSI's Compensation Committee approved the 2008 leadership bonus plan for certain management-level employees, including the Named Officers. Under the 2008 leadership bonus plan, Named Officers, would receive an annual incentive cash bonus targeted at 50% of base salary if: (i) GSI achieved certain non-GAAP income from operations (income from operations excluding the effects of stock-based compensation, depreciation and amortization expenses, acquisition-related integration expenses and revenue and expense attributable to e-Dialog, Inc. excluding any one time significant gains or losses on assets or equity sales or any other extraordinary, non-operating revenue or expense, net of bonus payments under the 2008 leadership bonus plan) targets as determined by GSI's Compensation Committee; and (ii) the eligible employee performed at an acceptable level as determined by Mr. Rubin. In addition, the amount of bonus that a participant would actually receive may be adjusted upward, downward or eliminated, based on that individual's performance during the year. Each eligible participant's bonus will be funded from a fixed pool.

See "Compensation Discussion and Analysis" for a discussion regarding the amount of salary and bonus in proportion to the total compensation of the Named Officers as well as the targets under the 2008 Leadership Bonus Plan.

Outstanding Equity Awards At Fiscal Year-End

The following table summarizes stock option and stock awards held by GSI's Named Officers at the end of Fiscal 2008.

			Option Awards					Stock Awards			
Name	Award Type(1)	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michael G. Rubin	Option	1/3/01	1,000,000	—	—	5.563	01/03/2011	—	—	—	—
Chairman, President	Option	12/19/03	225,000	—	—	10.00	12/19/2013	—	—	—	—
and Chief Executive	Option	4/6/05	125,000	—	—	13.46	04/06/2015	—	—	—	—
Officer (principal	PRSU	8/23/06	—	—	—	—	—	44,530(2)	480,478	—	—
executive officer)	RSU	8/23/06	—	—	—	—	—	28,626(3)	308,875	—	—
	RSU	3/6/07	—	—	—	—	—	26,630(4)	287,338	—	—
	RSU	3/6/07	—	—	—	—	—	27,617(5)	297,987	—	—
	PRSU	3/4/08	—	—	—	—	—	—	—	102,714(6)	1,108,284
	RSU	3/4/08	—	—	—	—	—	49,523(7)	534,353	—	—
	RSU	8/1/08	—	—	—	—	—	46,143(8)	497,883	—	—
Michael R. Conn	Option	1/3/01	40,000	—	—	5.563	01/03/2011	—	—	—	—
Executive Vice	Option	7/19/01	80,000	—	—	9.00	07/19/2011	—	—	—	—
President, Finance	Option	11/6/03	75,000	—	—	10.00	11/06/2013	—	—	—	—
and Chief Financial	Option	4/6/05	45,000	—	—	13.46	04/06/2015	—	—	—	—
Officer (principal	RSU	3/7/06	—	—	—	—	—	9,708(9)	104,749	—	—
financial officer)	RSU	3/6/07	—	—	—	—	—	12,822(10)	138,349	—	—
	RSU	3/4/08	—	—	—	—	—	25,678(11)	277,066	—	—
	RSU	3/4/08	—	—	—	—	—	10,317(12)	111,320	—	—
Stephen J. Gold.	RSU	2/7/05	—	—	—	—	—	16,756(13)	180,797	—	—
Executive Vice	RSU	3/7/06	—	—	—	—	—	10,517(14)	113,478	—	—
President and Chief	RSU	3/6/07	—	—	—	—	—	12,822(10)	138,349	—	—
Information Officer	RSU	3/4/08	—	—	—	—	—	51,357(15)	554,142	—	—
	RSU	3/4/08	—	—	—	—	—	10,702(16)	115,475	—	—
J. Scott Hardy.	RSU	5/21/07	—	—	—	—	—	45,433(17)	490,222	—	—
Executive Vice President, Business Management	RSU	3/4/08	—	—	—	—	—	25,678(11)	277,066	—	—
Damon Mintzer.	Option	6/28/01	45,000	—	—	6.80	06/28/2011	—	—	—	—
Executive Vice	Option	11/6/03	75,000	—	—	10.00	11/06/2013	—	—	—	—
President, Sales	Option	11/29/04	50,000	—	—	13.62	11/29/2014	—	—	—	—
	Option	4/6/05	70,000	—	—	13.46	04/06/2015	—	—	—	—
	RSU	3/7/05	—	—	—	—	—	3,044(18)	32,845	—	—
	RSU	3/7/06	—	—	—	—	—	11,326(19)	122,208	—	—
	RSU	3/6/07	—	—	—	—	—	12,822(10)	138,349	—	—
	RSU	3/4/08	—	—	—	—	—	25,678(11)	277,066	—	—
	RSU	3/4/08	—	—	—	—	—	11,807(20)	127,357	—	—

(1) Award Type:
Option = Stock Option
RSU = Restricted Stock Unit
PRSU = Performance Restricted Stock Unit

(2) On March 6, 2007, the Compensation Committee determined that 89,059 shares were earned under this performance restricted stock unit. The shares vest in the following increments, or earlier upon certain events: 50% on the first anniversary of the date earned and 50% on the second anniversary of the date earned. As of January 3, 2009, 44,529 shares have vested and 44,530 shares were unvested.

(3) This restricted stock unit award of 57,252 shares vests as to 25% of the total number of shares subject to the award on each of the first, second, third and fourth annual anniversary of the date of grant. As of January 3, 2009, 28,626 shares have vested and 28,626 shares were unvested.

(4) This restricted stock unit award of 35,507 shares vests as to 25% of the total number of shares subject to the award on each of the first, second, third and fourth anniversary of date of grant. As of January 3, 2009, 8,877 shares have vested and 26,630 shares were unvested.

(5) This restricted stock unit award of 55,234 shares vests as to 50% of the total number of shares subject to the award on each of the first and second anniversary of date of grant. As of January 3, 2009, 27,617 shares have vested and 27,617 shares were unvested.

(6) The fiscal 2008 performance restricted stock unit for 102,714 shares is based on GSI attaining 100% of the non-GAAP income from operations target. On March 10, 2009, the Compensation Committee determined Mr. Rubin was entitled to receive 60,601 shares under this performance restricted stock unit. The shares vest in the following increments, or earlier upon certain events: 50% on the first anniversary of the date earned and 50% on the second anniversary of the date earned.

(7) This restricted stock unit award of 49,523 shares vests as to 25% of the total number of shares subject to the award on each of the first, second, third and fourth annual anniversary of date of grant.

(8) This restricted stock unit award of 46,143 shares vests in full on August 1, 2010.

(9) This restricted stock unit award of 19,417 shares vests as to 25% of the total number of shares subject to the award on each of the first, second, third and fourth annual anniversary of date of grant. As of January 3, 2009, 9,709 shares had vested and 9,708 shares were unvested.

(10) This restricted stock unit award of 17,096 shares vests as to 25% of the total number of shares subject to the award on each of the first, second, third and fourth anniversary of date of grant. As of January 3, 2009, 4,274 shares have vested and 12,822 shares remain unvested.

(11) This restricted stock unit award of 25,678 shares vests as to 25% of the total number of shares subject to the award on each of the first, second, third and fourth anniversary of date of grant.

(12) This restricted stock unit award of 10,317 shares vests in full on March 4, 2010.

(13) This restricted stock unit award of 67,024 shares vests as to 25% of the total number of shares subject to the award on each of the first, second, third and fourth annual anniversary of date of grant. As of January 3, 2009, 50,268 shares had vested and 16,756 shares were unvested.

(14) This restricted stock unit award of 21,035 shares vests as to 25% of the total number of shares subject to the award on each of the first, second, third and fourth anniversary of date of grant. As of January 3, 2009, 10,518 shares have vested and 10,517 shares were unvested.

(15) This restricted stock unit award of 51,357 shares vests as to 25% of the total number of shares subject to the award on each of the first, second, third and fourth anniversary of date of grant

(16) This restricted stock unit award of 10,702 shares vests in full on March 4, 2010.

(17) This restricted stock unit award for 56,792 shares vests as to 20% of the total number of shares subject to the award on each of the first, second, third, fourth and fifth anniversary of date of grant. As of January 3, 2009, 11,359 shares had vested and 45,433 shares were unvested.

(18) This restricted stock unit award of 12,178 shares vests as to 25% of the total number of shares subject to the award on each of the first, second, third and fourth annual anniversary of date of grant. As of January 3, 2009, 9,134 shares have vested and 3,044 shares were unvested.

(19) This restricted stock unit award of 22,653 shares vests as to 25% of the total number of shares subject to the award on each of the first, second, third and fourth anniversary of date of grant. As of January 3, 2009, 11,327 shares have vested and 11,326 shares were unvested.

(20) This restricted stock unit award of 11,807 shares vests in full on March 4, 2010.

Option Exercises and Stock Vested

The following table sets forth information regarding the vesting of stock awards held by GSI's Named Officers during fiscal 2008. No options were exercised by GSI's Named Officers in fiscal 2008.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(1) ($)
Michael G. Rubin Chairman, President and Chief Executive Officer (principal executive officer)	95,557	1,262,447
Michael R. Conn Executive Vice President, Finance and Chief Financial Officer (principal financial officer)	23,525	283,021
Stephen J. Gold Executive Vice President and Chief Information Officer	26,289	394,887
J. Scott Hardy Executive Vice President, Business Management	11,359	159,367
Damon Mintzer Executive Vice President, Sales	33,533	397,345

(1) Represents the product of the closing price of GSI's common stock on the date of vesting of the stock award multiplied by the number of shares vested.

Equity Incentive Plans

GSI maintains equity incentive plans pursuant to which eligible employees, including the Named Officers, receive equity based awards. GSI's 2005 Equity Plan, which was adopted by our stockholders at the 2005 annual meeting of stockholders and amended in June 2007, replaced GSI's 1996 Equity Incentive Plan (described below), referred to as the "1996 Plan."

2005 Equity Incentive Plan

GSI's 2005 Equity Plan is intended to provide a means to secure and retain the services of GSI's employees (including officers) and non-employee directors eligible to receive stock awards, to provide incentives for such individuals to exert maximum efforts for the success of GSI and its affiliates, and to provide a means by which such eligible individuals may be given an opportunity to benefit from increases in the value of GSI's Common Stock through the grant of stock awards.

To achieve these purposes, the 2005 Equity Plan permits grants of incentive stock options, nonstatutory stock options, stock appreciation rights, stock purchase awards, stock bonus awards, stock unit awards, and other forms of equity compensation. The maximum total number of shares for which awards can be granted under the 2005 Equity Plan is 7,251,219 shares of Common Stock, subject to appropriate adjustment in a manner determined by the Board of Directors to reflect changes in GSI's capitalization. In addition, such share reserve shall be increased from time to time by a number of shares equal to the number of shares of Common Stock that (i) are issuable pursuant to options or stock award agreements outstanding under the 1996 Plan as of the date the 2005 Equity Plan was approved by stockholders and (ii) but for the termination of the 1996 Plan, would otherwise have reverted to the share reserve of the 1996 Plan pursuant to the terms of the 1996 Plan.

The 2005 Equity Plan is administered by GSI's Board of Directors. The Board of Directors has the authority to construe and interpret the plan, to determine the persons to whom and the dates on which stock awards will be granted, the number of shares of common stock to be subject to each stock award, the time or times during the term of each stock award within which all or a portion of the award may be exercised, the exercise, purchase, or strike price of each stock award, the type of consideration permitted to exercise or purchase each stock award, and other terms of the stock awards. The Board of Directors may delegate its authority under the 2005 Equity Plan to a committee of the board. The Board of Directors has delegated its authority to the Compensation Committee and the Nominating and Corporate Governance Committee.

The Board of Directors may suspend or terminate the 2005 Equity Plan without stockholder approval or ratification at any time. The Board of Directors may amend or modify the 2005 Equity Plan at any time. However, no amendment shall be effective unless approved by the stockholders of GSI to the extent stockholder approval is necessary to satisfy applicable law. The Board of Directors also may submit any other amendment to the 2005 Equity Plan intended to satisfy the requirements of Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limitation on the deductibility of compensation paid to certain employees. Under the 2005 Equity Plan, the Board of Directors may, without obtaining the prior approval of the stockholders of GSI, (i) reduce the exercise price of any outstanding option under the 2005 Equity Plan; (ii) cancel or accept any outstanding option under the 2005 Equity Plan and grant in substitution or exchange therefor a new option or other stock award under the 2005 Equity Plan or another equity plan of GSI covering the same or a different number of shares of common stock; (iii) cancel or accept any outstanding option under the 2005 Equity Plan and grant in substitution or exchange therefor cash or any other valuable consideration; or (iv) conduct any other action that is treated as a repricing under generally accepted accounting principles.

As of April 24, 2009, 4,360,949 restricted stock units, 226,081 shares of unvested restricted stock and options to purchase 142,250 shares of Common Stock were outstanding under the 2005 Equity Plan. Additionally, as of April 24, 2009, the total number of additional shares for which awards could be granted under the 2005 Equity Plan was 1,430,993 shares of Common Stock.

1996 Equity Incentive Plan

The following is a summary of the 1996 Plan:

GSI's 1996 Plan was intended to promote the long-term retention of its key employees and other persons who are in a position to make significant contributions to GSI's success, further reward these employees and other persons for their contributions to GSI's growth and expansion, provide additional incentive to these employees and other persons to continue making similar contributions and to further align the interests of these employees and other persons with those of GSI's stockholders.

To achieve these purposes, the 1996 Plan permitted grants of incentive stock options, options not intended to qualify as incentive stock options, stock appreciation rights, restricted and unrestricted stock awards, deferred stock awards, performance awards, loans and supplemental awards. The maximum total number of shares for which awards could have been granted under the 1996 Plan was 9,500,000 shares of common stock, subject to appropriate adjustment in a manner determined by the Board of Directors to reflect changes in GSI's capitalization.

The 1996 Plan is administered by our Board of Directors, which determines, among other things and subject to certain conditions, whether to accelerate the exercise or vesting schedule or waive any other terms or conditions of each award, whether to reduce the exercise price of an option after the date of grant, whether to amend or cancel an award and the form of any instrument used under the 1996 Plan. The Board of Directors has the right to adopt rules for the administration of the 1996 Plan, settle all controversies regarding the 1996 Plan or any award, and construe and correct defects and omissions in the 1996 Plan or any award. The 1996 Plan may be amended, suspended or terminated by the Board of Directors, subject to certain conditions, provided that stockholder approval will be required whenever necessary for the 1996 Plan to continue to satisfy the requirements of certain securities and tax laws, rules and regulations. The Board of Directors may delegate its authority under the 1996 Plan to a committee of the board. The Board of Directors has delegated its authority to the Compensation Committee and the Nominating and Corporate Governance Committee.

As of April 24, 2009, 2,231 restricted stock units and options to purchase 3,753,402 shares of Common Stock were outstanding under the 1996 Plan. No additional awards may be granted under the 1996 Plan.

Nonqualified Deferred Compensation

On June 8, 2006, GSI's Compensation Committee approved the Leadership Team Deferral Plan, referred to as the "Deferral Plan," which was amended and restated on March 5, 2008 to reflect compliance with the requirements of Section 409A of the Internal Revenue Code. The Deferral Plan is a non-qualified deferred compensation plan that allows eligible employees, including executive officers, to defer compensation that the employee cannot defer under our applicable tax-qualified plans because of limits under the Internal Revenue Code on the amount of compensation that can be deferred.

Under the Deferral Plan, GSI provides participants with the opportunity to make annual elections to defer a specified percentage of up to 100% of their eligible compensation, including salary, bonus and restricted stock unit awards ("RSU Awards"). Elective deferrals of cash compensation are withheld from a participant's paycheck and credited, as applicable, to a bookkeeping account established in the name of the participant. A participant is always 100% vested in his or her own elective cash deferrals and any earnings thereon. An RSU Award, which a participant may generally only elect to defer if, among other conditions set forth in the Deferral Plan, it does not vest until at least thirteen months from the grant date, vests in accordance with the vesting schedule set forth the award agreement. GSI may also make discretionary contributions to participants' accounts in the future, although it does not currently plan to do so. Discretionary contributions made by GSI in the future, if any, will be subject to such vesting arrangements as GSI may determine. Amounts contributed to a participant's account through elective deferrals, deferrals of RSU Awards or through GSI's discretionary contributions, are generally not subject to income tax, and GSI does not receive a deduction, until they are distributed from the accounts.

Under the Deferral Plan, GSI is obligated to deliver on a future date deferred compensation credited to the participant's account, as adjusted for earnings and losses. A participant's elective cash deferral account and any GSI discretionary contribution account, if applicable, are adjusted for any positive or negative investment results from phantom investment alternatives selected by the participant that are available under the Deferral Plan. A participant may make changes to phantom investments on a daily basis in accordance with rules established by the Committee. A participant's RSU account is credited with an equivalent number of shares of the Company's common stock each time the participant elects to defer an RSU Award under the Deferral Plan. A participant's RSU account is automatically allocated to a Company's common stock measurement fund. Amounts payable under the Deferral Plan are unfunded, unsecured general obligations of GSI. Amounts in a participant's elective cash deferral account and any GSI discretionary contribution account will be payable in cash, and amounts in a participant's RSU account will be payable in the Company's common stock, commencing upon the distribution date selected by the participant at the time of deferral. Payments will be distributed in the form of a lump sum payment or in up to ten annual installments, depending upon, if applicable, the election made by a participant at the time of deferral. However, if a participant's service with GSI terminates prior to the selected distribution date or dates, payments will commence as soon as practicable but not later than seventy days following termination of service. Notwithstanding the foregoing, if a participant's service terminates with GSI due to disability or death, or a participant is receiving installment payments and dies or becomes disabled prior to payment of all the installments, all amounts will become immediately payable in the following calendar year. Any payments made to specified employees that commence upon a separation from service will be delayed six months in accordance with the requirements of Section 409A of the Internal Revenue Code. In addition, in the event a participant suffers one or more specified unforeseeable emergencies, the Committee may, in its sole discretion, accelerate the payment of the participant's deferred cash awards. Payments scheduled to be made under the Deferral Plan may be otherwise delayed or accelerated only upon the occurrence of certain specified events that comply with the requirements of Section 409A of the Internal Revenue Code.

Through January 3, 2009, among GSI's Named Officers, only Mr. Rubin elected to participate in the Deferral Plan. Accordingly, the following table provides information concerning amounts held under the Deferral Plan for the benefit of Mr. Rubin.

Name	Executive Contributions in Last FY(1) ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY(2) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE(3) ($)
Michael G. Rubin . . . . Chairman, President and Chief Executive Officer (principal executive officer)	118,500	—	(115,491)	—	185,996

(1) Amounts contributed by the Named Officer in fiscal 2008 are also reported as compensation in the Summary Compensation Table.

(2) Earnings received by the Named Officer are not reported as compensation in the Summary Compensation Table because such earnings are not considered to be "above market" earnings under SEC regulations.

(3) $175,394 of such amount was reported as compensation in the Summary Compensation Table for prior years.

Potential Payments Upon Termination of Employment or Change in Control

Change in Control Agreements

GSI has entered into change in control agreements with members of its senior management, including GSI's Named Officers (other than Messrs. Mintzer and Rubin), and certain other employees. Each change in control agreement provides that if the employee resigns for "good reason" or is terminated without "cause" within 90 days before or two years (with respect to senior management) following a change in control, then:

- all equity awards held by the employee will immediately become fully vested and exercisable and all restrictions set forth in these equity awards related to the passage of time and/or continued employment will immediately lapse; and

- the employee will have continued exercisability of each stock option and stock appreciation right held by the employee, if any, for the remaining term of each such equity award;

provided, however, that for stock options and stock appreciation rights granted prior to the effective date of the agreement, such period will not exceed the latest date possible that would not cause such option or stock appreciation right to become subject to Section 409A of the Code.

Good reason means:

- a material reduction in the employee's duties, positions, titles, offices, authority or responsibilities relative to the duties, position, titles, offices, authority or responsibilities in effect immediately prior to the change in control; the assignment to the employee of any duties or responsibilities that are substantially inconsistent with the employee's duties, positions, titles, offices, authority or responsibilities as in effect immediately before such assignment; or any removal of the employee from or failure to reappoint or reelect the employee to any of such positions, titles or offices; except that if such event occurs solely from the fact that GSI is no longer a publicly traded and listed company, it will not by itself constitute good reason;

- a reduction in the employee's base salary as in effect immediately prior to the change in control;

- a reduction in the employee's bonus or other cash incentive compensation opportunity as in effect immediately prior to the change in control; a reduction or negative change in the employee's equity award or other long-term non-cash incentive opportunities (the value of which is measured as of the date of grant using a reasonable valuation methodology consistently applied); or a reduction or negative change in the employee's benefits other than base salary, bonus or other cash and non cash incentive compensation as in effect immediately prior to the change in control; except that good reason shall not exist under this clause if after a change in control, GSI offers the employee a range of cash and non-cash bonus and incentive opportunities and other benefits which, taken as a whole, are comparable to the cash and non-cash bonus and incentive opportunities and other benefits provided to the employee immediately prior to the change in control;

- GSI's failure to timely pay or provide to the employee any portion of the employee's compensation or benefits then due to the employee;
- a relocation of the employee's principal place of employment that will result in an increase of more than thirty miles in the employee's one-way commute as compared to the employee's one-way commute prior to the change of control;
- any material breach by GSI of the change in control agreement or any other material agreement between GSI and the employee, including any employment agreement, indemnification agreement or agreement relating to any equity award; or
- GSI's failure to obtain, before a change in control occurs, an agreement in writing from any successors and assigns to all or substantially all of GSI's business or assets to assume and agree to perform the change in control agreement unless otherwise assumed by such successors and assigns by operation of law.

Cause is defined a good faith determination by GSI's Board of Directors or the Compensation Committee that the employee:

- was grossly negligent or engaged in willful misconduct in the performance of his duties; or
- was convicted of, or entered a plea of guilty to, a crime involving a felony or any criminal offense constituting fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof, other than an automobile offense; or
- intentionally and materially violated any contract or agreement between the employee and GSI, GSI's code of business conduct or any of GSI's material policies, unless done, or omitted to be done, in good faith and with the reasonable belief that the action or omission was in GSI's best interests; and

the employee has not remedied such matter within 30 days of GSI giving the employee written notice of its intention to terminate his employment within 90 days.

Change in control means:

- any person, entity or group acting in concert becomes the beneficial owner of more than 50% of the combined voting power of GSI's voting securities, subject to exceptions for financings and changes resulting from GSI's purchases of its voting securities;
- GSI is a party to a merger, consolidation or similar transaction and, immediately after the completion of such transaction, GSI stockholders immediately prior to such transaction do not beneficially own more than fifty percent of the combined outstanding voting power of either the surviving entity in such transaction or the parent of the surviving entity in such transaction, in each case in substantially the same proportions as their ownership of GSI outstanding voting securities immediately prior to such transaction;
- GSI's stockholders or the Board of Directors approves a plan for its complete dissolution or liquidation, or its complete dissolution or liquidation otherwise occurs;
- GSI completes a sale, lease, exclusive license or other disposition of all or substantially all of its consolidated assets, other than a sale, lease, license or other disposition to an entity, more than fifty percent of the combined voting power of the voting securities of which are beneficially owned by GSI's stockholders in substantially the same proportions as their ownership of GSI's outstanding voting securities immediately prior to such transaction; or
- if a majority of GSI's directors as of the effective date of the agreement are replaced other than in specified circumstances.

If any payment the executive would receive under the change in control agreement or otherwise constitutes a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code and is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, referred to as the excise tax, then such payment will be reduced to an amount that yields the largest net payment to the participant (after taking into account all applicable federal, state, and local employment taxes, income taxes and the excise tax, all computed at the highest applicable rate).

Termination or Change in Control Provisions in Equity Plans

2005 Equity Plan. Generally, the 2005 Equity Plan does not provide for the acceleration of the vesting of stock awards upon the termination of a participant's employment for any reason. The 2005 Equity Plan does provide that, in the event of a corporate transaction (as defined below), if the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for outstanding stock awards under the 2005 Equity Plan, then, with respect to any such stock awards that are held by individuals whose continuous service with GSI or its affiliates has not terminated prior to the effective date of the corporate transaction or was terminated within the three-month period prior to the corporate transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will terminate if not exercised prior to the effective date of the corporate transaction. A "corporate transaction" is defined as the occurrence of (i) a sale of all or substantially all of the consolidated assets of GSI and its subsidiaries, (ii) the sale of at least 90% of the outstanding securities of GSI, (iii) the consummation of a merger or consolidation in which GSI is not the surviving corporation, or (iv) the consummation of a merger or consolidation in which GSI is the surviving corporation but shares of GSI's outstanding common stock are converted into other property by virtue of the transaction.

On August 5, 2008, the Compensation Committee approved that all equity awards granted on or after August 5, 2008 under the 2005 Equity Plan will fully vest upon death or disability (as defined in the 2005 Equity Plan).

1996 Equity Plan. Generally, the 1996 Equity Plan does not provide for the acceleration of the vesting of stock awards upon the termination of a participant's employment for any reason, except, in the event of a change in control, all awards automatically will vest and become free of restrictions six months after the occurrence of such change in control or, if sooner, when GSI terminates a participant's employment for any reason other than for cause. "Change of Control" is defined as

- the occurrence of an event that would, if known to GSI's management, be required to be reported by GSI as a change of control on SEC Form 8-K;
- any person, entity or group acting in concert becomes the beneficial owner of more than 50% of the combined voting power of GSI's voting securities;
- if a majority of GSI's directors as of the effective date of the 1996 Equity Plan are replaced other than in specified circumstances;
- the sale, exchange or other disposition of all or a significant portion of GSI's business or assets, or the execution by GSI of a binding agreement providing for such a transaction;

unless in any such case, at least a majority of the incumbent directors determine, prior to the occurrence of such change in control, that no change in control has or will have occurred.

Termination or Change in Control Provisions in Employment Agreements

General. Under employment agreements or offer letters that GSI has entered into with its Named Officers, as well as under applicable law, if the employment of a Named Officer terminates for any reason, he will be generally entitled to:

- the earned but unpaid portion of his base salary though the date of termination;
- any other benefits accrued by the Named Officer under GSI's benefit plans or programs up to the date of termination;
- any unpaid business expenses.

Michael G. Rubin. Under Mr. Rubin's employment agreement with GSI, if Mr. Rubin is terminated by GSI without cause, if GSI gives Mr. Rubin a notice of non-renewal of the term of the agreement and allows the agreement to expire or if Mr. Rubin resigns for good reason, Mr. Rubin will be paid $2,525,000 over a period of 24 months following the date of termination or resignation. Upon any such termination or resignation, all of Mr. Rubin's unvested restricted stock units and performance restricted stock units will terminate. The definition of cause is similar to the definition contained in the GSI Change in Control Agreement.

"Good reason" is defined as any of the following events unless consented to by Mr. Rubin or cured by GSI:

- Mr. Rubin is demoted, removed or not re-elected to any of his positions or offices, including his position as a member of the Board, or Mr. Rubin is assigned duties or responsibilities that are materially inconsistent with, or constitute a material diminishment of, Mr. Rubin's title, position, responsibilities or authorities, including the change in any reporting relationships which results in Mr. Rubin no longer reporting directly to the Board;

- GSI materially breaches the agreement;

- there is a material reduction in the benefits provided to Mr. Rubin under the agreement;

- there is a material reduction in the performance restricted stock units granted to Mr. Rubin;

- Mr. Rubin's principal place of employment is moved to a location that is more than 50 miles from the current location listed (unless such new location is closer to Mr. Rubin's principal residence);

- GSI fails to obtain the assumption of the agreement by any successor to GSI's business or substantially all of its assets; or

- there is a purported termination of Mr. Rubin for cause which is not effected pursuant to the method described the agreement.

If during the period 183 days before or 213 days after a change in control, Mr. Rubin is terminated by GSI without cause, GSI issues a notice of non-renewal of the term of the agreement or Mr. Rubin terminates his employment because his base salary is reduced or because Mr. Rubin's principal place of employment is moved to a location that is more than 50 miles from the current location (unless such new location is closer to Mr. Rubin's principal residence), he will be paid $2,525,000 over a period of 24 months following the date of termination or resignation. Upon any such termination or resignation, any time based vesting condition in Mr. Rubin's restricted stock units and performance restricted stock units will accelerate; however, if Mr. Rubin is terminated or resigns following a change in control, any performance restricted stock units that were granted for the performance period in which such termination or resignation occurs will immediately terminate. The definition of change in control is similar to the definition contained in the GSI Change in Control Agreement.

Upon the termination of Mr. Rubin's employment under any of the circumstances described above, Mr. Rubin will also be entitled to continuation of his medical benefits for a period of 24 months following the date of termination or resignation, or until he obtains substantially comparable medical coverage, whichever is shorter.

Mr. Rubin has also been granted a right to resign for any reason during a period of 30 days beginning 183 days following a change in control. If Mr. Rubin exercises this right, he will be entitled to continuation of his medical benefits for the period described in the preceding paragraph. Additionally, any time based vesting condition in Mr. Rubin's restricted stock units and performance restricted stock units will accelerate; however, any performance restricted stock units that were granted for the performance period in which such resignation occurs will immediately terminate.

If GSI terminates Mr. Rubin's employment because of his death or disability, as defined in the employment agreement, he will be entitled to the issuance of the number of performance restricted stock units to which he would have been entitled had he remained employed throughout the entire performance period, based upon the extent to which the performance targets are actually achieved during the performance period. Additionally, any time based vesting condition in Mr. Rubin's performance stock units will accelerate. If Mr. Rubin's employment is terminated because of disability, he will also be paid his base salary for a period of six months, reduced by the amount received under any disability insurance plan that GSI provides.

Mr. Rubin's employment agreement contains a "parachute payment" reduction provision similar to that contained in the GSI Change in Control Agreement.

Mr. Rubin's employment agreement also provides for non-competition and non-solicitation covenants applicable following the termination of Mr. Rubin's employment for a period of two years, or if longer, for the period during which the Company is paying the severance benefits set forth above. Mr. Rubin's employment agreement also provides for confidentiality, non-disparagement and invention assignment covenants, subject to certain limitations. The employment agreement provides that if Mr. Rubin breaches any of these covenants, it will discharge GSI's obligation to make payments or provide benefits required under the agreement.

Stephen J. Gold. Under the offer letter with Mr. Gold, either GSI or Mr. Gold may terminate his employment at any time and for any reason. If GSI terminates Mr. Gold's employment without cause, GSI will pay to Mr. Gold severance in an amount equal to 12 months of his base salary or until he accepts employment with another employer. Mr. Gold's offer letter defined cause as (i) gross negligence or willful misconduct in the performance of his duties for GSI; (ii) breach or violation, in a material respect, of any agreement between GSI and Mr. Gold or any of GSI's policy statements, including those regarding business conduct, conflicts-of-interest, insider trading, confidentiality or harassment; (iii) commission of a material act of dishonesty or breach of trust; (iv) acting in a manner that is inimical or injurious, in a material respect, to the business or interests of GSI; or (v) conviction of a felony. Additionally, if GSI terminates Mr. Gold's employment without cause within 12 months following a change in control, as defined in the 1996 Equity Plan, the restricted stock unit granted to Mr. Gold in connection with his initial hiring will automatically vest with respect to the number of shares that would have vested over the next 48 months, had Mr. Gold remained in GSI's employ. Mr. Gold also is bound by a separate agreement that prohibits the unauthorized use or disclosure of GSI's confidential or proprietary information, a prohibition against engaging in competitive activities or soliciting our employees for one year after the end of his employment, and invention assignment covenants.

J. Scott Hardy. Under the offer letter with Mr. Hardy, either GSI or Mr. Hardy may terminate his employment at any time and for any reason. If GSI terminates Mr. Hardy's employment without cause, GSI will continue to pay to Mr. Hardy his base salary for 12 months if such termination occurs in 2009. Mr. Hardy's offer letter defined cause as (i) gross negligence or willful misconduct in the performance of his duties for GSI; (ii) breach or violation, in a material respect, of any agreement between GSI and Mr. Hardy or any of GSI's policy statements, including those regarding conflicts-of-interest, insider trading, confidentiality or harassment; (iii) commission of a material act of dishonesty or breach of trust; (iv) acting in a manner that is inimical or injurious, in a material respect, to the business or interests of GSI; or (v) conviction of a felony. Mr. Hardy also is bound by a separate agreement that prohibits the unauthorized use or disclosure of GSI's confidential or proprietary information, a prohibition against engaging in competitive activities or soliciting our employees for one year after the end of his employment, and invention assignment covenants.

The following table shows the estimated amount of payments and benefits that would be provided by GSI (or GSI's successor) to GSI's Named Officers under the plans and agreements described above assuming that their employment was terminated as of January 3, 2009 for various reasons as described below:

	Reason for Termination of Employment					
Named Officer and Nature of Payment	Voluntary by Executive $	Termination by Us without Cause or Termination by Executive for Good Reason $	Cause $	Death $	Disability $	Termination by Us without Cause or Termination by Executive for Good Reason in Connection with a Change of Control $
Michael G. Rubin						
Total cash payment	-0-	2,525,000(1)	-0-	-0-	237,000(2)	2,525,000(1)
Cost of continuation of benefits	-0-	16,583(3)	-0-	-0-	-0-	16,583(3)
Value of accelerated stock awards(4)	-0-	-0-	-0-	1,134,363(5)	1,134,363(5)	3,060,799(6)
Total	-0-	2,541,583	-0-	1,134,363	1,371,363	5,602,382
Michael R. Conn						
Total cash payment	-0-	-0-	-0-	-0-	-0-	-0-
Cost of continuation of benefits	-0-	-0-	-0-	-0-	-0-	-0-
Value of accelerated stock awards(4)	-0-	-0-	-0-	-0-	-0-	631,485(7)
Total	-0-	-0-	-0-	-0-	-0-	631,485
Stephen J. Gold						
Total cash payment	-0-	404,000(8)	-0-	-0-	-0-	404,000(8)
Cost of continuation of benefits	-0-	-0-	-0-	-0-	-0-	-0-
Value of accelerated stock awards(4)	-0-	-0-	-0-	-0-	-0-	1,102,242(7)
Total	-0-	404,000	-0-	-0-	-0-	1,506,242
J. Scott Hardy						
Total cash payment	-0-	622,500(9)	-0-	-0-	-0-	622,500(9)
Cost of continuation of benefits	-0-	-0-	-0-	-0-	-0-	-0-
Value of accelerated stock awards(4)	-0-	-0-	-0-	-0-	-0-	767,288(7)
Total	-0-	622,500	-0-	-0-	-0-	1,389,788
Damon Mintzer						
Total cash payment	-0-	-0-	-0-	-0-	-0-	-0-
Cost of continuation of benefits	-0-	-0-	-0-	-0-	-0-	-0-
Value of accelerated stock awards(4)	-0-	-0-	-0-	-0-	-0-	32,845(10)
Total	-0-	-0-	-0-	-0-	-0-	32,845

(1) Represents amount payable under Mr. Rubin's employment agreement, payable in 24 monthly installments following termination of employment.

(2) Represents the maximum amount payable under Mr. Rubin's employment agreement, pursuant to which he will continue to receive his base salary for a period of six months following the date of termination; however,

any such amounts will be reduced, dollar-for-dollar, by any amounts received by Mr. Rubin under any disability insurance policy or plan provided to Mr. Rubin by GSI.

(3) Represents the estimated cost to continue Mr. Rubin's medical benefits for a period of 24 months following termination of employment, assuming no increase in premiums.

(4) Represents the value of unvested stock awards that would be accelerated as a result of the termination of employment, calculated as: $10.79, the closing price of GSI's common stock on January 2, 2009, the last trading day in fiscal 2008, multiplied by the number of unvested stock awards as of such date.

(5) Represents the value of 105,131 shares under unvested performance restricted stock units that would be issued on the death or disability of Mr. Rubin, including the 60,601 shares under the performance restricted stock unit for fiscal 2008 which on March 10, 2009 the Compensation Committee determined were earned due to our fiscal 2008 financial performance. The number of performance restricted stock units that would be issued in the event of the death or disability of Mr. Rubin is equal to the number of performance restricted stock units to which he would have been entitled had he remained employed throughout the entire performance period, based upon the extent to which the performance targets are actually achieved during the performance period. See note 4.

(6) Represents the value of unvested performance restricted stock units and restricted stock units that would be accelerated under Mr. Rubin's employment agreement. See note 4.

(7) Represents the value of unvested stock awards that would be accelerated under the change of control agreement. See note 4.

(8) Represents the maximum amount payable under Mr. Gold's offer letter, pursuant to which he will continue to receive his base salary for a period ending on the earlier of 12 months following the date of termination without cause and the date that he obtains new employment. Although the offer letter does not specifically provide for severance in connection with a change in control, Mr. Gold would be entitled to receive the severance described in the preceding sentence if his employment was terminated without cause in connection with a change of control. Mr. Gold's offer letter does not provide for a termination by Mr. Gold for good reason.

(9) Represents the maximum amount payable under Mr. Hardy's offer letter, pursuant to which he would continue to receive his base salary for 18 months where he terminated without cause in 2008, and 12 months where he terminated without cause in 2009. Although the offer letter does not specifically provide for severance in connection with a change in control, Mr. Hardy would be entitled to receive the severance described in the preceding sentence if his employment was terminated without cause in connection with a change of control. Mr. Hardy's offer letter does not provide for a termination by Mr. Hardy for good reason.

(10) Represents the value of unvested restricted stock units that would be accelerated under the 1996 Equity Plan. If the change in control also constituted a "corporate transaction" under the 2005 Equity Plan and if the surviving or acquiring entity (or its parent company) elected not to assume outstanding stock awards under the 2005 Equity Plan, then restricted stock units issued under the 2005 Equity Plan with a value of $665,020 would also be accelerated. See note 4.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Compensation Committee Interlocks and Insider Participation

During fiscal 2008, Messrs. Hunter and Menell and Dr. Rayport and Ms. Weiss served on the Compensation Committee. None of these individuals is or has been an officer or employee of GSI.

No person who served as a member of the Compensation Committee during fiscal 2008 was a current or former officer or employee of GSI or, except as described below, engaged in certain transactions with GSI required to be disclosed by regulations of the SEC. There were no compensation committee "interlocks" during fiscal 2008, which generally means that none of GSI's executive officers served as a director or member of the compensation committee of another entity, one of whose executive officers served as a director or member of GSI's Compensation Committee.

Other Relationships and Related Transactions

On October 17, 2008, GSI entered into a letter agreement with Linens Holding Co. ("Linens") and Hilco Consumer Capital, L.P. ("HCC"), pursuant to which HCC and GSI would act jointly as agent for Linens to liquidate, on the LNT.com Web store, certain inventory owned by Linens located at one of GSI fulfillment centers. On October 16, 2008, GSI and HCC entered into a letter agreement outlining the terms of their joint agency with respect to the merchandise, pursuant to which GSI would receive a percentage of the sales price of the merchandise for performing all services necessary to take orders, process and ship the merchandise. M. Jeffrey Branman serves as Managing Director of Hilco Consumer Capital, LLC, the managing partner of HCC. GSI recognized net revenues of $6,617,000 during fiscal 2008 on sales of merchandise pursuant to the agency arrangement between the Company, HCC and Linens. The percentage of the sales price earned by GSI under these letter agreements is comparable to the percentage of the sales price earned by GSI under its e-commerce agreement with Linens prior to its liquidation.

In fiscal 2000 and 2001, Interactive Technology Holdings, LLC, a joint venture of Comcast Corporation and QVC, Inc. which is now a subsidiary of Liberty Media Corporation, acquired 10,797,900 shares of GSI Common Stock and warrants to purchase 300,000 shares of GSI Common Stock. On January 31, 2005, ITH effected a distribution of all of its assets, including shares of GSI Common Stock, to entities affiliated with Comcast and Liberty. Based on a Schedule 13D/A filed with the Securities and Exchange Commission on September 1, 2006, entities affiliated with Liberty beneficially owned approximately 18.9% of GSI's Common Stock outstanding as of April 24, 2009. M. Jeffrey Branman, one of GSI's directors, was the president of Interactive Technology Services, which served as financial advisor to ITH through its dissolution.

In 2000, GSI entered into a website development and distribution agreement with iQVC, a division of QVC, Inc., pursuant to which GSI provides technology, procurement and fulfillment services for QVC, including selling sporting goods, recreational and/or fitness related equipment and related products, apparel and footwear to QVC for resale through the QVC Web site. In 2007, GSI entered into an E-Commerce Distribution Agreement with QVC, Inc., which replaced the agreement between GSI and iQVC. Under the agreement with QVC, Inc. GSI provides procurement and fulfillment services for QVC, including selling sporting goods, recreational and/or fitness related equipment and related products, apparel and footwear to QVC for resale through the QVC Web site. The terms of these sales are comparable to those with other similar partners.

In 2007, GSI entered into an agreement with QVC, Inc., pursuant to which GSI makes NFL licensed merchandise available to QVC for QVC to sell both on its website and on live direct response television programs. GSI will be the exclusive provider of NFL licensed merchandise to QVC, subject to limited exceptions, and the GSI fulfillment network will fulfill product orders received from QVC's website and the QVC live direct response programs.

GSI recognized net revenues of $8,504,000 during fiscal 2008, $7,809,000 during fiscal 2007 and $843,000 during fiscal 2006 on sales to QVC under these agreements.

As of April 24, 2009, SOFTBANK Capital Partners LLC and its affiliates collectively beneficially owned approximately 16.7% of the Company's outstanding common stock based on a Schedule 13D/A filed with the Securities and Exchange Commission on June 2, 2005. Ronald D. Fisher, one of the Company's directors, is vice-chairman of SOFTBANK Holdings Inc. and SOFTBANK Corp. and a managing general partner of SOFTBANK Capital Partners LP, which are affiliates of SOFTBANK Capital Partners LLC. In 2007, GSI entered into a Learning Management System Agreement (the "License Agreement") with LRN Corporation ("LRN"). Affiliates of SOFTBANK Capital Partners LLC are investors in LRN. Under the License Agreement, LRN will provide GSI with software, content and integration services for online legal compliance training for a period of three years. GSI believes the terms of the License Agreement are comparable to the terms available to it from other third-party providers of these services. GSI will pay LRN approximately $200,000 during the license period.

The Board of Directors has adopted written related party transaction policies and procedures. In accordance with GSI's Audit Committee Charter and the Board of Directors' written related party transaction policies and procedures, GSI's Audit Committee is responsible for reviewing and approving or ratifying the terms and conditions of all related party transactions. If a majority of the members of the Audit Committee are interested in the proposed related party transaction, then the transaction must be approved by a majority of the disinterested members of the Board of Directors, excluding directors who are employees of GSI. In determining whether to approve or ratify a related party transaction, the Audit Committee will take into account, among other factors it deems appropriate:

- whether the related party transaction is in the best interests of GSI and its stockholders;
- whether the related party transaction is on terms no less favorable to GSI than terms generally available in a transaction with an unaffiliated third-party under the same or similar facts and circumstances;
- the impact on independence if the related party is a member of the Board of Directors of GSI; and
- the extent of the related party's interest in the transaction.

If a related party transaction will be ongoing, the Audit Committee may establish guidelines for GSI's management to follow in its ongoing dealings with the related party. Thereafter, the Audit Committee, on at least an annual basis, shall review and assess ongoing relationships with the related party to see that they are in compliance with the Audit Committee's guidelines and that the related party transaction remains appropriate.

A related party transaction means any transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships in which the Company (or any of its subsidiaries) was, is or will be a participant (a "Transaction") and in which any related party had, has or will have a direct or indirect interest, and the amount is expected to involve at least $120,000; provided however, that no Related Party shall be deemed to have an indirect interest where the interest arises only from (i) such person's ownership of less than a 10% equity interest (together with all of GSI's directors, nominees for director, executive officers and immediate family members of directors, nominees for directors and executive officers) in a party to a Transaction or (ii) such person's position as a limited partner with an interest of less than 10% (together with all of GSI's directors, nominees for director, executive officers and immediate family members of directors, nominees for directors and executive officers) in a party to a Transaction. A related party means (a) any person who is, or at any time since the beginning of GSI's last fiscal year was, a director or executive officer of GSI or a nominee for director; (b) any five percent stockholder; or (c) any immediate family member.

These related party transaction policies and procedures do not apply to the following transactions:

- any employment relationship or transaction with an executive officer and any related compensation resulting solely from that employment relationship or transaction (unless the total compensation is in excess of $100,000) if the compensation resulting from the relationship or transaction is approved (or recommended to the Board of Directors for approval) by the Compensation Committee of the Board of Directors;
- compensation paid to directors for services in their capacities as members of the Board of Directors and committees thereof if the compensation is approved by the Board of Directors or the appropriate committee of the Board of Directors;
- any transaction in which the interest of the related party arises solely from the ownership of a class of equity securities of GSI and all holders of that class of equity securities of the registrant received the same benefit on a pro rata basis (for example, dividends or distributions paid with respect to a class of the Company's securities);
- any transaction that occurred at a time before a person or entity became a related party if such transaction did not continue after such person or entity became a related party; and
- any transaction where the rates or charges involved in the transaction are determined by competitive bids.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires GSI's directors, executive officers, and persons who own more than 10% of a registered class of GSI's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of GSI. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish GSI with copies of all Section 16(a) forms they file.

To GSI's knowledge, based solely on a review of the copies of such reports furnished to GSI and written representations that no other reports were required to be filed, all Section 16(a) filing requirements applicable to GSI's directors, executive officers and greater than 10% beneficial stockholders were complied with during fiscal 2008, except that the following reports were not timely filed: each of Steven Davis, executive vice president, international, Arthur H. Miller, executive vice president and general counsel, Damon Mintzer, executive vice president, sales, Michael Rubin, chairman, president, chief executive officer, filed one late Form 4 which covered the payment of tax liability by withholding securities incident to the vesting of a restricted stock unit award.

OTHER MATTERS

As of the date of this Proxy Statement, GSI knows of no other business that will be presented for consideration at the Annual Meeting (other than procedural matters). However, the enclosed proxy confers discretionary authority to vote with respect to any and all of the following matters that may come before the Annual Meeting: (i) matters for which GSI's Board of Directors did not have notice on or prior to March 18, 2009 that are to be presented for approval at the Annual Meeting; (ii) approval of the minutes of a prior meeting of stockholders, if such approval does not constitute ratification of the action at the meeting; (iii) the election of any person to any office for which a bona fide nominee is unable to serve or for good cause will not serve; (iv) any proposal omitted from this Proxy Statement and the form of proxy pursuant to Rules 14a-8 or 14a-9 under the Exchange Act; and (v) matters incident to the conduct of the Annual Meeting. If any such matters come before the Annual Meeting, the proxy agents named in the accompanying proxy card will vote in accordance with their judgment.

ADDITIONAL INFORMATION

GSI is subject to the informational requirements of the Exchange Act. Therefore, GSI files reports and information, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy and information statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, NE, Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically.

You can access financial and other information at GSI's Investor Relations Web site. The address is www.gsicommerce.com/investors. GSI makes available through its Web site, free of charge, copies of its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. In addition, GSI will provide at no cost, paper or electronic copies of its reports and other filings made with the SEC. Requests should be directed to Investor Relations, 935 First Avenue, King of Prussia, Pennsylvania 19406.

The information on the Web site listed above, is not and should not be considered part of this Proxy Statement and is not incorporated by reference in this document. This Web site is, and is only intended to be, an inactive textual reference.

COST OF ANNUAL MEETING AND PROXY STATEMENT

The cost of soliciting proxies will be borne by GSI. In addition to solicitation by mail, proxies may be solicited in person or by telephone, e-mail or fax by directors, officers or employees of GSI, without additional compensation. Upon request by brokers, dealers, banks or voting trustees or their nominees who are record holders of Common Stock, GSI will pay the reasonable expenses incurred by such record holders for mailing proxy materials to any beneficial owners of the Common Stock.

STOCKHOLDER PROPOSALS

A stockholder proposal for GSI's 2009 Annual Meeting must be submitted to GSI at its office located at 935 First Avenue, King of Prussia, Pennsylvania, 19406, by December 31, 2009 to receive consideration for inclusion in GSI's 2010 Annual Meeting proxy materials pursuant to Rule 14a-8 of the Exchange Act. Any such proposal must also comply with the proxy rules under the Exchange Act, including Rule 14a-8.

In addition, the period during which a stockholder must provide notice to GSI of a proposal to be submitted outside of the Rule 14a-8 process for consideration at GSI's 2009 Annual Meeting is not earlier than the close of business on February 19, 2010 nor later than close of business on March 21, 2010. As to all such matters which GSI does not have notice on or prior to March 16, 2010, discretionary authority shall be granted to the persons designated in GSI's proxy related to the 2010 Annual Meeting to vote on such proposal.

ANNUAL REPORT

This Proxy Statement is accompanied by GSI's Annual Report to Stockholders for fiscal 2008. GSI will furnish without charge to each person to whom this Proxy Statement is delivered, a copy of any or all of the documents incorporated by reference in GSI's Annual Report on Form 10-K for fiscal 2008, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference to the information that is incorporated), upon the written request of such person. Requests should be sent to: GSI Commerce, Inc., 935 First Avenue, King of Prussia, PA 19406, (610) 265-3229, Attention: Investor Relations.

HOUSEHOLDING

In order to reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding GSI common stock and sharing an address, we have adopted a procedure approved by the SEC called "householding.". Under this procedure, certain stockholders of record who have the same address and last name, and who do not participate in electronic delivery of proxy materials, will receive only one copy of our Notice of Internet Availability of Proxy Materials and, as applicable, any additional proxy materials that are delivered until such time as one or more of these stockholders notifies us that they want to receive separate copies. This procedure reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If you receive a single set of proxy materials as a result of householding, and you would like to have separate copies of our Notice of Internet Availability of Proxy Materials, annual report, or proxy statement mailed to you, please submit a request to GSI Commerce, Inc., 935 First Avenue, King of Prussia, PA 19406, (610) 491-7000, Attention: Investor Relations, and we will promptly send you what you have requested. However, please note that if you want to receive a paper proxy or other proxy materials for purposes of this year's annual meeting, follow the instructions included in the Notice of Internet Availability that was sent to you. You can also contact our Investor Relations department at the phone number above if you received multiple copies of the annual meeting materials and would prefer to receive a single copy in the future, or if you would like to opt out of householding for future mailings.

If you prefer to receive multiple copies of GSI's Annual Report to Stockholders and Proxy Statement at the same address, you may obtain additional copies by writing to GSI at 935 First Avenue, King of Prussia, PA, 19406, Attention: Investor Relations or calling GSI's Investor Relations at (610) 491-7000. Eligible stockholders of record receiving multiple copies of the Annual Report to Stockholders and Proxy Statement can request householding by contacting GSI in the same manner.

By Order of the Board of Directors,



Arthur H. Miller,
Secretary

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 3, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number 0-16611

GSI COMMERCE, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**04-2958132**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
935 FIRST AVENUE, KING OF PRUSSIA, PA	**19406**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code (610) 491-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.01 per share	NASDAQ Global Select Market
Preferred Stock Purchase Rights	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's voting stock held by non-affiliates of the registrant as of the close of business on June 28, 2008, was approximately $337,137,801 based on a per share price of $14.30, the closing price of the registrant's common stock on the trading day prior to such date, as reported on the NASDAQ Global Select Market. [1]

There were 48,304,083 shares of the registrant's Common Stock outstanding as of the close of business on March 9, 2009.

DOCUMENTS INCORPORATED BY REFERENCE

(Specific sections incorporated are identified under applicable items herein)

Certain information required for Parts II and III of this Form 10-K, to the extent not set forth herein, is incorporated herein by reference to the Proxy Statement for the 2009 Annual Meeting of Stockholders.

[1] This amount equals the number of outstanding shares of the registrant's common stock reduced by the number of shares that may be deemed held by the registrant's executive officers, directors and stockholders owning in excess of 10% of the registrant's common stock, multiplied by the last reported sale price for the registrant's common stock on June 28, 2008 the last trading day prior to the last day of registrant's fiscal second quarter. This information is provided solely for record keeping purposes of the Securities and Exchange Commission and shall not be construed as an admission that any executive officer, director or 10% stockholder of the registrant is an affiliate of the registrant or is the beneficial owner of any such shares. Any such inference is hereby disclaimed.

GSI COMMERCE, INC.
ANNUAL REPORT ON FORM 10-K
FOR FISCAL YEAR ENDED JANUARY 3, 2009

TABLE OF CONTENTS

Our fiscal year ends on the Saturday nearest the last day of December. Accordingly, references to fiscal 2004, fiscal 2005, fiscal 2006, fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010, fiscal 2011, fiscal 2012 and fiscal 2013 refer to the years ended January 1, 2005, December 31, 2005, December 30, 2006, December 29, 2007, January 3, 2009 and the fiscal years ending January 2, 2010, January 1, 2011, December 31, 2011, December 29, 2012 and December 28, 2013, respectively.

PART I

ITEM 1: *BUSINESS*

Overview

We are a leading provider of e-commerce and interactive marketing services to large businesses that sell products directly to consumers (b2c). We have two reportable segments — e-commerce services and interactive marketing services. For e-commerce services, we deliver customized solutions to clients through an integrated e-commerce platform, which is comprised of three components: technology, fulfillment and call center services. We offer each of the platform's components on a modular basis, or as part of an integrated, end-to-end solution. For interactive marketing services, we offer online marketing and advertising, user experience and design, studio and e-mail marketing services. We provide services to approximately 200 clients, which include: Aeropostale®, American Eagle Outfitters®, Avis®, BMG Music Service®, Bath & Body Works®, British Airways®, CBS®, Christopher & Banks®, Dick's Sporting Goods®, Estee Lauder®, Major League Baseball®, the NFL®, Reuters®, RalphLauren.com®, The Royal Bank of Scotland® group of companies, Sports Authority®, The TJX® Companies, Toys "R" Us® and Warnaco®.

We help our clients grow their e-commerce and multichannel businesses faster and more profitably than they could on their own. As retailers and brands place a greater emphasis on developing their online channels, they are challenged to make the level of investment required to support high-quality, multichannel, e-commerce businesses. The online businesses of our clients and prospects often account for a small but growing percentage of their companies' overall businesses, which makes their online businesses too important to ignore, but often not large enough to justify the investment required to provide a robust e-commerce offering.

Our core competencies are providing services that enable our clients to build and grow their e-commerce and multichannel retailing businesses. By partnering with us, we believe companies gain access to better quality technology, a proven and integrated infrastructure along with e-commerce, multichannel and interactive marketing expertise. Our scale allows us to provide our clients with a broader range of high-quality capabilities, expertise and infrastructure than they could justify building, implementing and maintaining on their own and to continually invest in enhancing our service offerings and expertise and increasing our capacity.

For additional information about our reportable segments, see Note 14, *Segment Information*, to our consolidated financial statements included in Item 15, *Exhibits and Financial Statement Schedule*, of this Annual Report on Form 10-K.

e-Commerce Services

We provide e-commerce services domestically and internationally that enable b2c companies to operate e-commerce and multichannel retailing businesses. Our services include a comprehensive and integrated suite of Web and e-commerce technologies, fulfillment and customer care, the components of which we offer as part of an integrated e-commerce platform as well as on a modular basis. Additionally, our e-commerce services include technical Web and e-commerce development services, buying services, value-added fulfillment services, and services where we act as reseller of goods and services to our clients.

Our e-commerce solutions focus on the needs of our clients to promote their brand identity and provide multichannel capabilities while enabling them to remain focused on growing their businesses. We continually seek to broaden and increase the scope of our services and capabilities to help our clients grow their e-commerce businesses and enhance their customers' online experience.

Our e-commerce services can be customized to provide solutions that best fit the needs of our clients. Our core set of platform components serves as the foundation to provide clients with customizable e-commerce solutions and services. These solutions are based on specific design and operational requirements of individual clients' e-commerce businesses. This customization can include the development or enhancement of technical and operational features and functions. Based on the need to gain efficiencies, improve performance and provide solutions that encourage the growth of our clients' businesses, we continually upgrade or enhance our core set of platform components. We also supplement our internal research and development efforts with relationships we establish with leading third-party providers of e-commerce products and services and offer the products and services obtained through these strategic relationships as part of one or more of our integrated platform services.

We use our e-commerce platform and its component parts to service e-commerce businesses in which the client owns the inventory and in which we own the inventory. In cases where product is owned by the client, the client is the seller of the merchandise, establishes product prices and pays us service fees based either on a fixed or variable percentage of revenues, or on the activity performed. Some clients have us select and purchase inventory from product manufacturers and other vendors. Under these agreements, we operate the client's e-commerce site on their behalf and under their brand or name and we sell the inventory that we own directly to consumers through our e-commerce platform. Generally, we pay a percentage of revenues to the respective clients in exchange for the right to use their brand or names, logos and Web site address in the operation of their e-commerce business and for their commitment to promote and advertise their e-commerce business. To facilitate our selection and purchasing of inventory, we have a buying organization that procures products in the merchandise categories of sporting goods, consumer electronics and licensed entertainment products. In the case of sporting goods, we use a common pool of owned sporting goods inventory, which allows us to offer a broad assortment while efficiently managing the inventory. We also have business to business (b2b) relationships with several clients to sell sporting goods and licensed products we own to their customers through their Web stores or other retail channels. We sell products to these b2b clients from our inventory or through our network of drop shippers and fulfill customer orders on behalf of these clients. When we own the inventory, we establish the prices for products that we offer, and to the extent possible, we strategically price products sold through a client's e-commerce business to be consistent with the pricing for the same products at that client's retail stores. Accordingly, prices for the same products may differ across our clients' e-commerce businesses. We believe that we have strong relationships with our vendors and sources of unique products, and we regularly seek to add new vendors, brands and sources of unique products. During fiscal 2008, we purchased $39.8 million of inventory from one vendor, which accounted for 16.8% of the total dollar amount of inventory we purchased.

Technology Services

e-Commerce Engine. We build and operate our clients' Web stores using our proprietary, hosted e-commerce software solution enabling the complete online shopping experience. The e-Commerce Engine includes a broad set of configurable features and functions that enables the buying and selling of products online, such as product presentation, merchandising, shopping cart and checkout. The e-Commerce Engine allows clients to offer a robust consumer shopping experience that is uniquely tailored to their brand. On a selective basis, we also integrate specialized, third-party software applications into our e-Commerce Engine in areas such as search, product presentation and customer analytics.

Web Store Management Tools. We provide our clients with proprietary Web store management tools to manage their Web store's administration, product and catalog content and reporting. These tools help clients to:

- create and edit product categories;
- create, preview and schedule marketing content on their homepage and shopping pages;
- create and edit product display characteristics including placement of product and branding images and descriptive product copy as well as product and category sequencing;
- present special merchandising features such as featured products, related products, product collections, promotional advertisements and special offers;
- create, customize and manage promotional campaigns;
- establish up-sell and cross-sell relationships, manage pre-sell and backordering of yet-to-be-released or out-of-stock items and optimize search term mapping to enable consumers to more easily locate products on the site; and
- activate and deactivate products based on inventory, availability, sell-through velocity and other criteria.

Web Infrastructure and Managed Hosting. We host our clients' Web stores and related systems in two Tier 1 data centers located with a leading, third-party, telecommunications company. The two separately located data centers provide fail-over reliability for our clients' Web stores. We use off-site, vaulted storage for system and database backups. We actively manage and monitor the operations and infrastructure of our data centers, including communications, bandwidth, network, systems administration, load balancing, production support, security and data and storage requirements.

Order Management and Processing. Our order management system manages all aspects of orders placed through our clients' Web stores, including credit card payments, alternative payments, private-label credit cards, promotions, gift card purchase and redemption, shipping fees, taxes, and other service fees such as for gift wrapping. This system also determines the appropriate fulfillment channel for each order and manages backorders, substitutions, returns and exchanges. Our system is capable of accepting all major credit cards (Visa, MasterCard, American Express, and Discover), gift cards, gift certificates, private-label credit cards, physical checks, store credits, purchase orders (for business-to-business), alternative payment and checkout methods (Bill Me Later, PayPal and Google Checkout) and international credit and debit cards (JCB, Dankort and Switch/Maestro). The system supports MasterCard SecureCode and Verified by Visa, which are security technologies that ensure use by authorized cardholders only. We use multiple fraud detection and prevention tools and software, and we are linked with real-time, global fraud prevention databases. We can create customized rules to meet specific client fraud policy requirements, and we train our customer care center agents on those policies. We maintain an internal team that is focused on order review, fraud prevention and claims processing. We also participate in an ongoing program that validates our compliance with the Payment Card Industry Data Security Standard (PCI DSS).

Reporting and Analytics. We provide our clients with continuous access to a secure, Web-based reporting portal that provides demand, merchandising, marketing, click stream and Web metrics. The portal's user-friendly interface includes parameter-driven reports (e.g., custom timeframes), online analytical processing, pivot tables, graphical charts, trend analyses and CSV or Excel data export formats.

Fulfillment and Drop Shipping Services

We offer a range of order fulfillment services through six fulfillment centers — five in the U.S. and one in Europe.

As business needs dictate, we obtain supplemental fulfillment space to support our fulfillment centers. At our fiscal year end 2008, our total fulfillment footprint was approximately 2.5 million square feet. We also integrate with an extensive network of third-party, drop-ship vendors as well as with certain clients who perform their own fulfillment. We work with a network of more than 660 drop-ship vendors and manufacturers that allows clients to operate with greater inventory efficiency and to offer shoppers a wider product assortment. We have a dedicated vendor operations group that monitors drop-ship performance utilizing our proprietary fulfillment management system.

Our fulfillment activities include inbound receiving, storage, picking, packing and shipping and returns processing. We also offer a variety of value-added fulfillment services including customized package branding, gift wrapping, gift messaging, promotional inserts, bundling, kitting as well as product personalization and decorating that includes services such as monogramming, engraving, embroidering and heat transfer. Additionally, we process orders and provide fulfillment for clients that directly market products through television advertisements (infomercials), the Web and over the telephone. We also provide fulfillment services for specialized award programs.

We maintain relationships with major freight carriers and seek to achieve purchasing efficiencies by aggregating the shipping volume of our clients. We offer multiple forms of shipping methods to our clients' customers, including standard and expedited options, and we 'rate shop' at the individual package/order level so that clients' customers are charged the lowest shipping rate. We offer 'ShipQuik,' a customized shipping program, which uses our operational scale to improve ship times at competitive prices.

We maintain inventory integrity and accuracy through a variety of methods, including electronic inbound item-level scan validation, robust daily cycle counting, directed wireless paperless picking, product scan verification of outbound items, outbound parcel expected weight validation, transaction activity and data analysis and security-related checks.

Customer Care Services

We provide customer care 24 hours per day, seven days per week through four customer care centers in the U.S. and one customer care center in the U.K. When needed, we utilize third-parties to add customer service capacity. We also deploy our customer care application remotely for clients that provide their own customer care services. Our primary customer care activity is inbound contact management via phone and e-mail and includes a capability to up-sell and cross-sell customers. Our customer care workstations contain applications and informational tools that provide agents with a 360° view and access to customer information including service history, previous purchases and personal preferences. Service agents also have visibility into product information, inventory availability and order status. These service agent tools are integrated with our order management and fulfillment operations to provide a consistent experience across all customer touch points including our clients' Web stores, direct mail, newspaper circulars, catalogs, promotional events and direct response television campaigns. In addition to client-level training, we use a variety of customer care practices and systems to improve quality and efficiency including skills-based call routing, interactive voice response, call monitoring and work flow planning.

Interactive Marketing Services

We provide interactive marketing, online advertising and design services through our full-service, in-house digital marketing agency, gsi interactive^{sm}. We also provide advanced e-mail marketing services and solutions through our e-mail subsidiary, e-Dialog, Inc. ("e-Dialog"), which we acquired in February 2008.

Digital Marketing Agency Services — gsi interactive^{sm}

We develop, implement and manage marketing initiatives aimed at increasing demand for our e-commerce clients' and non-platform clients' products and promoting consistency for client brands across all customer channels. We have combined our e-commerce expertise, our familiarity with our clients' online businesses and our skills in interactive marketing to offer a comprehensive suite of online marketing services. We work with our clients to develop marketing campaigns and consumer-friendly Web stores that drive customers to desired actions across multiple channels. E-commerce clients benefit from the integrated relationship between our interactive marketing services and our e-commerce platform, which gives us significant insight and knowledge about our clients' direct-to-consumer businesses.

User Experience and Design Services. We develop strategies and create online brand experiences based on our clients' customers' needs and behaviors. Our team of usability, design, content and technology professionals collaborates with our clients to create custom online experiences that reinforce our clients' offline presence. We build and promote brand consistency by developing the overall messaging, imagery and tone for a client's online presence. We create online stores that are intuitive and easy-to-use by providing navigational structure, presentation content and tools that add convenience, efficiency and speed to enhance the customer experience. Our in-house capabilities include a state-of-the-art usability lab, which tests shoppers' experiences with a Web store's design, navigation and content and provides valuable insight and feedback into customer shopping and purchasing habits and expectations. We also help clients appeal to their key customer groups through community functions that provide special interest content.

Studio Services. We create and produce product images and descriptive content that appear on our clients' Web stores. Standards are collaboratively established with clients to create imagery and content that aligns with the client's branding. We maintain an in-house professional digital photography studio and use photography, graphics, imagery and rich media to create product presentations designed to inform online shoppers and encourage purchases. We create search engine optimization (SEO)-friendly detailed product specifications to educate shoppers and further enhance their online shopping experience. We write care instructions, size charts, buyers' guides, fashion tips, legal information, appropriate age and skill levels and other informative content designed to support a customer's purchase decision.

Interactive Marketing Services. We develop, implement and manage strategic marketing programs for our clients that are designed to increase online exposure, generate incremental revenue and drive new customer acquisition. Our teams develop individualized marketing campaigns using buyer- and browser-preference data. We conduct A/B and multivariate testing to help drive new customer acquisition and revenue while maximizing the return on our client's marketing investment. We work with our clients to integrate marketing campaigns across channels while considering the opportunities and limitations associated with technology, merchandising, marketing and data analysis. Through our marketing research and analysis we help our clients to create favorable product marketplace and brand positioning opportunities. We create and manage marketing campaigns and programs that include paid and natural search engine marketing (SEM) & SEO, comparison shopping engines (CSEs), online advertising, affiliate marketing and emerging media opportunities. Many of our campaigns target and capitalize on the consumer search process. We work with our clients to best position their products in multiple search forums including search engines, comparison shopping sites, contextually relevant publisher sites, blogs and social networks or within the consumer's own e-mail inbox. We measure and analyze consumer purchasing behavior and use the intelligence to optimize marketing campaigns for our clients. We manage paid search programs to strict return on investment (ROI) targets. We also leverage our size to provide application programming interface (API) integration with all major search engines. For clients with CSE programs, we manage all aspects of the program — from data feed creation and taxonomy mapping to bid optimization at the product category and SKU level as well as feed analysis/optimization. This includes competitive program evaluation, program set-up, site-mix determination, commission structure negotiation, performance review, new site recruitment, and relationship management.

e-Mail Marketing Services — e-Dialog, Inc.

e-Dialog provides advanced e-mail marketing and database technologies, products, strategies, and services for permission-based e-mail marketers in the U.S. and in Europe.

e-Dialog's Web-based Precision Central Suite™ offers e-mail marketers a comprehensive and integrated set of tools that combines campaign management, data segmentation, in-depth reporting, analysis and performance. e-Dialog offers a broad range of service offerings that include campaign management (for full-service and collaborative relationships), strategy, analytics, data services, data integration, creative, advanced applications, deliverability/ISP relations, and response management. Custom solutions include development of a custom content collection interface (CCI), workflow optimization and specialized conversion and Web tracking. e-Dialog benchmarks its e-mail solutions using a proven internal framework called the Relevance Trajectory. This framework enables e-mail marketers to measure and gauge the relevance of their e-mail programs and identify opportunities to improve program relevance through e-mail optimization techniques involving audience segmentation, lifecycle management, messaging triggers, personalization, interactivity, and testing, measuring and understanding ROI. e-Dialog offers clients a range of service delivery options that include full-service, self-service or collaborative relationship solutions with each based on client e-mail marketing needs. With a full-service solution, client account management teams help clients maximize their e-mail marketing potential and guide their efforts through the entire process. The client account management team works to understand a client's marketing objectives, helps to craft a strategy and then implements an ongoing e-mail program aimed at delivering results. e-Dialog's self-service and collaborative client relationships means clients can rely on e-Dialog for training, custom applications and production assistance whenever the expertise is needed.

Growth Strategy

Our objective is to grow our business by expanding the e-commerce businesses of our existing e-commerce services clients, by adding new clients, by expanding internationally, by growing our interactive marketing segment, and selectively through acquisitions. Key elements of our growth strategy include:

Grow Our Existing Clients' Businesses

The financial benefit that we derive from our e-commerce service relationships with our clients is primarily tied to the performance of their e-commerce businesses. Accordingly, it is part of our strategy to grow our business by growing our clients' e-commerce businesses by providing services and creating opportunities for our clients to grow. The services and opportunities include developing a product roadmap, investing in and expanding our customer care and fulfillment capabilities and capacity, enhancing the capabilities of our digital marketing agency and expanding our e-mail marketing efforts.

Expand Our Client Base

We intend to continue to grow our e-commerce services and interactive marketing services businesses by adding new clients. We seek to attract new clients by providing solutions that enable companies to grow their e-commerce businesses more rapidly and cost-effectively than they could on their own. Because we provide our e-commerce solutions through an integrated multi-client platform, we are able to use the experience and expertise we have developed to attract new clients. We employ an in-house sales organization and sales support group that develops our business prospects in the U.S. and Europe.

Expand Internationally

We intend to continue to build our presence internationally through continuing development efforts to internationalize the e-commerce technology component of our domestic platform for large international clients and through strategic acquisitions. We intend to grow our business by expanding internationally and replicating our domestic integrated e-commerce platform and our multichannel services model on a global basis. Our international operations do not currently represent a material portion of our business.

Grow Revenue from Interactive Marketing and Other Value-Added Services

We also intend to continue to grow by providing interactive marketing services, such as Web store design, branding, online advertising and e-mail marketing as well as through other value-added services we provide such as technical Web and e-commerce development services, buying services and value-added fulfillment services. In addition, we also offer clients custom technology development and implementation services and value-added fulfillment services such as product customization and personalization, and gift card and award program fulfillment.

Selectively Pursue Acquisitions

We also intend to continue to grow by selectively acquiring companies that can either enhance our existing capabilities or provide us with new capabilities that are strategic to either our e-commerce or interactive marketing businesses. In 2007 and through February 2008, we completed three such acquisitions: Accretive Commerce, a U.S.-based e-commerce solutions company that added new e-commerce clients and fulfillment and call center infrastructure; Zendor.com, a Manchester, U.K.-based provider of fulfillment and customer care which provided us with a European infrastructure on which to build our international e-commerce business; and e-Dialog, a provider of advanced e-mail marketing services and solutions, which complemented and expanded our interactive marketing services capabilities.

Competition

The markets for the development and operation of e-commerce businesses and for interactive marketing services are continuously evolving and intensively competitive. Many of our prospective e-commerce services clients evaluate managing all aspects of an e-commerce operation with internal resources. Our prospective interactive marketing services clients also evaluate managing their marketing services with internal resources as well as through digital marketing agencies. As a result, we often compete with in-house solutions promoted and supported by internal information technology staffs, marketing departments, merchandising groups and other internal corporate constituencies as well as with technology and service providers that supply one or more components of an e-commerce solution that allow prospects to develop and operate their e-commerce business in-house. This group of providers may include the prospective client itself and companies that offer: Web platforms (ATG, IBM and Microsoft); customer care /call center services (West and Convergys); fulfillment and logistics (DHL and UPS); e-mail management and data aggregation (Experian, Harte-Hanks and Epsilon); online marketing and design services (digital marketing services agencies such as aQuantive, Publicis and WPP); and systems integration (Accenture, EDS, Sapient, Infosys and IBM). In addition, we compete with the online and offline businesses of a variety of retailers and manufacturers in our targeted categories.

We believe that we compete with e-commerce competitors primarily on the basis of the following:

- offering the choice of a complete integrated solution or a component-based solution, both of which are designed to increase efficiencies and improve integration;
- promoting the client's brand and business — not our own;
- providing scale and operating leverage with an enterprise focus;
- establishing our commitment to invest in and grow our platform; and
- aligning our financial interests with those of our clients.

We believe that we compete with marketing services competitors primarily on the basis of the following:

- offering digital marketing solutions that are tightly integrated with the GSI e-commerce platform, which provide a more strategic, cohesive and optimized approach to growing e-commerce businesses; and
- providing a services approach to e-mail marketing that utilizes a proprietary relevance technology to promote stronger customer engagements that are designed to increase revenues, profitability and ROI.

Intellectual Property

Our e-commerce and e-mail platforms include certain proprietary technology. To protect our proprietary rights in services and technology, we rely on various intellectual property laws and contractual restrictions. These include confidentiality, trade secret law, invention assignment and nondisclosure agreements with our clients, employees, contractors and suppliers. Despite these precautions, it may be possible for a third-party to copy or otherwise obtain and use our intellectual property without our authorization.

We use our clients' names, URLs, logos and other marks in connection with the operation and promotion of their e-commerce businesses. Our agreements with our clients provide us with licenses generally to use this intellectual property in connection with the operation of their e-commerce businesses. These licenses typically are coterminous with the respective agreements.

We also rely on technologies that we license from third parties. These licenses may not continue to be available to us on commercially reasonable terms in the future. As a result, we may be required to obtain substitute technology of lower quality or at greater cost, which could materially adversely affect our business, results of operations and financial condition.

Employees

As of March 9, 2009, we employed approximately 4,470 people worldwide. We had approximately 4,071 full-time employees and 149 part-time employees in the U.S. and 239 full-time and 11 part-time employees internationally. Globally, approximately 3,888 employees work in e-commerce services and 582 work in interactive marketing services. However, employment levels fluctuate due to the seasonal nature of our e-commerce services business. In addition, we use independent contractors and temporary personnel. None of our employees are covered by a collective bargaining agreement, and we consider our relationship with our employees to be good. Competition for qualified personnel in our industry is intense. We believe that our future success will depend, in part, on our continued ability to attract, hire and retain qualified personnel.

Investor Information

We are subject to the informational requirements of the Securities Exchange Act of 1934. Therefore, we file reports and information, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy and information statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, NW, Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330.

In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically.

You can access financial and other information at our Investor Relations Web site. The address is www.gsicommerce.com/investors. We make available through our Web site, free of charge, copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. In addition, we will provide, at no cost, paper or electronic copies of our reports and other filings made with the SEC. Requests should be directed to Investor Relations, 935 First Avenue, King of Prussia, Pennsylvania, 19406. The information on the Web site listed above is not and should not be considered part of this Annual Report on Form 10-K and is not incorporated by reference in this document. This Web site is and is only intended to be an inactive textual reference.

We are a Delaware corporation organized in 1986. Our executive offices are located at 935 First Avenue, King of Prussia, Pennsylvania, 19406. Our telephone number is (610) 491-7000.

ITEM 1A: *RISK FACTORS*

Risk Factors

Any investment in our securities involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this Annual Report on Form 10-K. If any of the following risks occur, our business financial position and operating results could be materially harmed. In these circumstances, the market price of our securities could decline, and you may lose all or part of the money you paid to buy our securities.

All statements made in this Annual Report on Form 10-K, other than statements of historical fact, are forward-looking statements, as defined under federal securities law. The words "look forward to," "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "will," "would," "should," "could," "guidance," "potential," "opportunity," "continue," "project," "forecast," "confident," "prospects," "schedule," "designed," "future," "discussions," "if" and similar expressions typically are used to identify forward-looking statements. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements. Factors which may affect our business, financial condition and operating results include the effects of changes in the economy, consumer spending, the financial markets and the industries in which we and our clients operate, changes affecting the Internet and e-commerce, our ability to develop and maintain relationships with clients, strategic clients and suppliers and the timing of our establishment, extension or termination of our relationships with clients or strategic clients, our ability to timely and successfully develop, maintain and protect our technology, confidential and proprietary information, and product and service offerings and execute operationally, our ability to attract and retain qualified personnel, our ability to successfully integrate our acquisitions of other businesses, the performance of acquired businesses and other factors described in the risks below. In addition, the current global economic environment amplifies many of these risks. We expressly disclaim any intent or obligation to update these forward-looking statements.

Risks Related to Our Business

Our future success cannot be predicted based upon our limited operating history.

Compared to certain of our current and potential competitors, we have a relatively short operating history. In addition, the nature of our business and the industries in which we operate have undergone rapid development and change since we began operating. Accordingly, it is difficult to predict whether we will be successful. Thus, our chances of financial and operational success should be evaluated in light of the risks, uncertainties, expenses, delays and difficulties associated with operating a business with limited history in a relatively rapidly changing industry. If we are unable to address these issues, we may not be financially or operationally successful.

Our failure to manage growth and diversification of our business could harm us.

We are continuing our efforts to grow and diversify our business both in the United States and internationally. As a result, we must expand and adapt our operational infrastructure and increase the number of our personnel in certain areas. To effectively manage our growth initiatives, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. These enhancements and improvements are likely to be complex and will require significant capital expenditures and allocation of valuable management resources. If we are unable to adapt our systems in a timely manner to accommodate our growth, our business may be adversely affected.

We have an accumulated deficit and may incur additional losses.

We incurred a net loss in fiscal 2008, recorded net income in fiscal 2007, 2006 and 2005, and incurred net losses in the previous four fiscal years. As of the end of the fourth quarter of fiscal 2008, we had an accumulated deficit of $134.2 million. We may not generate sufficient revenue and gross profit from our existing clients, add an appropriate number of new clients or adequately control our expenses. If we fail to do this, we may not be able to return to profitability.

We will continue to incur significant operating expenses and capital expenditures as we seek to:

- launch new clients;
- expand internationally;
- enhance our fulfillment capabilities and increase fulfillment capacity;
- develop new technologies and features to improve our clients' e-commerce businesses;
- enhance our customer care center capabilities to better serve customers' needs and increase customer care capacity;
- expand our marketing services business;
- increase our general and administrative functions to support our growing operations;
- continue our business development, sales and marketing activities; and
- make strategic or opportunistic acquisitions of complementary or new businesses or assets or internally develop new business initiatives.

If we incur expenses at a greater pace than we generate revenues, we could incur additional losses.

Our success is tied to the success of, and continued relationships with, the clients for which we operate e-commerce businesses.

Our success is substantially dependent upon the success of the clients for which we operate e-commerce businesses. The retail business is intensely competitive. If our clients were to have financial difficulties or seek protection from their creditors or if they were to suffer impairment of their brands, it could adversely affect our ability to maintain and grow our business or to collect client receivables. Our business could also be adversely affected if our clients' marketing, brands or retail stores are not successful or if our clients reduce their marketing or number of retail stores. Additionally, a change in management at our clients could adversely affect our relationship with those clients and our revenue from our agreements with those clients. As a result of our relationship with certain of our clients, these clients identify, buy, and bear the financial risk of inventory obsolescence for their corresponding Web stores and merchandise. As a result, if any of these clients fail to forecast product demand or optimize or maintain access to inventory, we would receive reduced service fees under the agreements and our business and reputation could be harmed. If any of our clients were to exit the e-commerce channel and/or terminate their relationships with us, our business and financial performance could be adversely affected.

The uncertainty regarding the general economy may reduce our revenues.

Our revenue and rate of growth depends on the continued growth of demand for the products offered by our clients, and our business is affected by general economic and business conditions. A decrease in demand, whether caused by changes in consumer spending or a weakening of the U.S. economy or the local economies outside of the United States where we sell products, may result in decreased revenue or growth or problems with our ability to collect customer receivables. Uncertainty about current economic conditions poses a risk as consumers may postpone sending in response to tighter credit, negative financial news and/or declines in income or asset values, which could have a material negative effect on the demand for the products sold by our clients. Terrorist attacks and armed hostilities could create economic and consumer uncertainty that could adversely affect our revenue or growth. Other factors that could adversely influence demand from the customers of our clients include increases in fuel and energy costs, conditions in the residential real estate and mortgage markets, healthcare costs, access to credit, consumer confidence, and other macroeconomic factors affecting consumer spending behavior.

We rely on access to the credit and capital markets to finance a portion of our working capital requirements and support our liquidity needs. Access to these markets may be adversely affected by factors beyond our control, including turmoil in the financial services industry, volatility in securities trading markets and general economic downturns.

We rely upon access to the credit and capital markets as a source of liquidity for the portion of our working capital requirements not provided by cash from operations. Market disruptions such as those currently being experienced in the United States and abroad may increase our cost of borrowing or adversely affect our ability to access sources of liquidity upon which we rely to finance our operations and satisfy our obligations as they become due. These disruptions may include turmoil in the financial services industry, including uncertainty surrounding lending institutions with which we do business or wish to do business. If the lenders in our secured revolving bank credit facility are unable to meet their obligations to provide loans to us under the terms of the credit facility, if we are unable to access credit at competitive rates, or at all, or if our short-term or long-term borrowing costs dramatically increase, our ability to finance our operations, meet our short-term obligations and implement our operating strategy could be adversely affected.

Our substantial indebtedness could adversely affect our financial condition.

We currently have and will continue to have a significant amount of indebtedness. On June 1, 2005, we completed an offering of $57.5 million aggregate principal amount of our subordinated convertible notes due 2025 (the 2025 Notes). On July 5, 2007, we completed an offering of $150 million aggregate principal amount of our subordinated convertible notes due 2027. In addition, we have a secured revolving bank credit facility with a borrowing capacity of $90 million, which, subject to certain conditions, may be increased to $150 million. There were no borrowings outstanding under our secured revolving bank credit facility as of March 9, 2009. Including the notes, borrowings under the credit facility and capital leases, we have approximately $244.1 million of indebtedness outstanding as of March 9, 2009. On June 1, 2010, holders of the 2025 Notes are permitted to require us to repurchase the 2025 Notes for 100% of the principal amount outstanding plus accrued and unpaid interest. As of March 9, 2009, $57.5 million aggregate principal amount of the 2005 Notes was outstanding.

Our indebtedness could have important consequences to you. For example, it could:

- increase our vulnerability to general adverse economic and industry conditions;
- limit our ability to obtain additional financing;
- require the dedication of a substantial portion of our cash flow from operations to the payment of interest and principal on our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry;
- place us at a competitive disadvantage relative to competitors with less debt; and

- make it difficult or impossible for us to pay the principal amount of the subordinated convertible notes at maturity, thereby causing an event of default under the subordinated convertible notes.

In addition, our secured revolving bank credit facility contains financial and other restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. In the event of default under the notes or the secured revolving bank credit facility, our indebtedness could become immediately due and payable and could adversely affect our financial condition.

The terms of our secured revolving credit facility impose financial and operating restrictions.

Our secured revolving credit facility contains restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. These covenants limit or restrict, among other things, our ability to:

- incur additional indebtedness or pre-pay existing indebtedness;
- pay dividends or make other distributions in respect of our equity securities;
- sell assets, including the capital stock of us and our subsidiaries;
- enter into certain transactions with our affiliates;
- transfer any capital stock of any subsidiary or permit any subsidiary to issue capital stock;
- create liens;
- make certain loans or investments; and
- effect a consolidation or merger or transfer of all or substantially all of our assets.

These limitations and restrictions may adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our best interests. In addition, our ability to borrow under the secured revolving credit facility is subject to compliance with covenants. If we breach any of the covenants in our secured revolving credit facility, we may be in default under our secured revolving credit facility. If we default, the lenders under our secured revolving credit facility could declare all borrowings owed to them, including accrued interest and other fees, to be due and payable.

We may in the future need additional debt or equity financing to continue our growth. Such additional financing may not be available on satisfactory terms or it may not be available when needed, or at all.

We have funded the growth of our e-commerce business primarily from the sale of equity securities and through the issuance of subordinated convertible notes. If our cash flows are insufficient to fund our operations and repay our debt, we may in the future need to seek additional equity or debt financings or reduce costs. Our secured revolving credit facility contains restrictive covenants restricting our ability to incur additional indebtedness. Further, we may not be able to obtain financing on satisfactory terms or it may not be available when needed, or at all. Our inability to finance our operations and repay our debt, may limit our growth potential and our ability to execute our business strategy. If we issue securities to raise capital, our existing stockholders may experience dilution or the new securities may have rights senior to those of our common stock. In addition, the terms of these securities could impose restrictions on our operations.

If we fail to manage our exposure to global financial and securities market risk successfully, our operating results and financial statements could be materially impacted.

The primary objective of most of our investment activities is to conservatively invest excess cash in highly rated liquid securities. To achieve this objective, a majority of our cash and cash equivalents are held in institutional money market mutual funds and bank deposit accounts. If the carrying value of our investments exceeds the fair value, and the decline in fair value is deemed to be other-than-temporary, we will be required to write down the value of our investments, which could materially harm our results of operations and financial condition. These investments are subject to general credit, liquidity, market, and interest rate risks, which may be directly or indirectly impacted by economic uncertainties that have affected various sectors of the global financial markets causing credit and liquidity issues. With the current unstable credit environment, we might incur significant realized, unrealized or impairment losses associated with these investments.

Seasonal fluctuations in sales cause wide fluctuations in our quarterly results.

We have experienced and expect to continue to experience seasonal fluctuations in our revenues. These seasonal patterns have caused and will continue to cause quarterly fluctuations in our operating results. Our results of operations historically have been seasonal primarily because consumers increase their purchases on our clients' e-commerce businesses during the fourth quarter holiday season.

Our fourth fiscal quarter has accounted for and is expected to continue to account for a disproportionate percentage of our total annual revenues. For fiscal 2008, fiscal 2007 and fiscal 2006, 40.5%, 44.7% and 42.2% of our annual net revenues were generated in our fiscal fourth quarter, respectively. Since fiscal 1999, we have not generated net income in any fiscal quarter other than a fiscal fourth quarter. If our revenues are below seasonal expectations during the fourth fiscal quarter or if we do not execute operationally, our operating results could be below the expectations of securities analysts and investors. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel, customer care operations, fulfillment operations, IT capacity and shipment activities and may cause a shortfall in revenues compared to expenses in a given period.

In addition, if too many consumers access our clients' e-commerce businesses within a short period of time due to increased holiday or other demand or if we inaccurately forecast consumer traffic, we may experience system interruptions that make our clients' e-commerce businesses unavailable or prevent us from transmitting orders to our fulfillment operations, which may reduce the volume of goods we sell as well as the attractiveness of our clients' e-commerce businesses to consumers. In anticipation of increased sales activity during our fourth fiscal quarter, we and our clients increase our respective inventory levels. If we and our clients do not increase inventory levels for popular products in sufficient amounts or are unable to restock popular products in a timely manner, we and our clients may fail to meet customer demand which could reduce the attractiveness of our clients' e-commerce businesses. Alternatively, if we overstock products, we may be required to take significant inventory markdowns or write-offs, which could reduce profits.

Consumers are constantly changing their buying preferences. If we and our clients fail to anticipate these changes and adjust inventory accordingly, we could experience lower sales, higher inventory markdowns and lower margins for the inventory that we own.

Our success depends, in part, upon our ability and our clients' ability to anticipate and respond to consumer trends with respect to products sold through the e-commerce businesses we operate. Consumers' tastes are subject to frequent and significant changes. In order to be successful, we and our clients must accurately predict consumers' tastes and avoid overstocking or understocking products. If we or our clients fail to identify and respond to changes in merchandising and consumer preferences, sales on our clients' e-commerce businesses could suffer and we or our clients could be required to mark down unsold inventory. This would depress our profit margins. In addition, any failure to keep pace with changes in consumers' tastes could result in lost opportunities which could reduce sales.

High merchandise returns or shrinkage rates could adversely affect our business, financial condition and results of operations.

We cannot be assured that inventory loss and theft, or "shrinkage," and merchandise returns will not increase in the future. If merchandise returns are significant, or our shrinkage rate increases, our revenues and costs of operations could be adversely affected.

Our growth depends, in part, on our ability to add and launch new clients on a timely basis and on favorable terms and to extend the length of existing client agreements on favorable terms.

Key elements of our growth strategy include adding new clients, extending the length of existing client agreements on favorable terms and growing the business of our existing clients. If we are unable to add our targeted amount of new business, add clients with good reputations or add new clients on favorable terms, our growth may be limited. If we are unable to add and launch new clients within the time frames projected by us, we may not be able to achieve our targeted results in the expected periods. In addition, our ability to add new clients and retain and renew existing clients depends on the quality of the services we provide and our reputation. To the extent that we have difficulties with the quality of the services we provide or have operational issues that adversely affect our reputation, it could adversely impact our ability to add new clients, retain and renew existing clients and grow the business of our existing clients. Because competition for new clients is intense, we may not be able to add new clients on favorable terms, or at all. Further, our ability to add new clients on favorable terms is dependent on our success in building and retaining our sales organization and investing in infrastructure to serve new clients.

We enter into contracts with our clients. In fiscal 2008, we derived 38.0% of our revenue from five clients' e-commerce businesses. If we do not maintain good working relationships with our clients, or perform as required under these agreements, it could adversely affect our business.

The contracts with our clients establish complex relationships between our clients and us. We spend a significant amount of time and effort to maintain our relationships with our clients and address the issues that from time to time may arise from these complex relationships. For fiscal 2008, sales to customers through one of our client's e-commerce businesses accounted for 11.5% of our revenue; and sales through another one of our client's e-commerce businesses accounted for 11.5% of our revenue. For fiscal 2008, sales through our top five clients' e-commerce businesses accounted for 38.0% of our revenue. For fiscal 2007, sales to customers through one of our client's e-commerce businesses accounted for 13.2% of our revenue, and sales to customers through another one of our client's e-commerce businesses accounted for 11.9% of our revenue. For fiscal 2007, sales through our top five clients' e-commerce businesses accounted for 45.3% of our revenue. For fiscal 2006, sales to customers through one of our client's e-commerce businesses accounted for 14.9% of our revenue, and sales to customers through another one of our client's e-commerce businesses accounted for 13.9% of our revenue. For fiscal 2006, sales through our top five clients' e-commerce businesses accounted for 52.9% of our revenue. Our clients could decide not to renew their agreements at the end of their respective terms or could terminate or otherwise fail to perform under their agreements prior to the end of their respective terms. Additionally, if we do not perform as required under these agreements, our clients could seek to terminate their agreements prior to the end of their respective terms or seek damages from us. Loss of our existing clients, particularly our major clients, could adversely affect our business, financial condition and results of operations.

We and our clients must develop and maintain relationships with key manufacturers to obtain a sufficient assortment and quantity of quality merchandise on acceptable commercial terms. If we or our clients are unable to do so, it could adversely affect our business, results of operations and financial condition.

For the e-commerce businesses for which we own inventory, we primarily purchase products from the manufacturers and distributors of the products. For the e-commerce businesses for which our clients own inventory, our clients typically purchase products from the manufacturers and distributors of products or source their own products. If we or our clients are unable to develop and maintain relationships with these manufacturers, distributors or sources, we or our clients may be unable to obtain or continue to carry a sufficient assortment and quantity of quality merchandise on acceptable commercial terms and our clients' e-commerce businesses and our business could be adversely impacted. We do not have written contracts with some of our manufacturers, distributors or sources. During fiscal 2008, we purchased 16.8% of the total amount of inventory we purchased from one manufacturer. During fiscal 2007, we purchased 18.0% of the total amount of inventory we purchased from one manufacturer. During fiscal 2006, we purchased 28.6% of the total amount of inventory we purchased from the same manufacturer. While we have a contract with this manufacturer, this manufacturer and other manufacturers could stop selling products to us or our clients and may ask us or our clients to remove their products or logos from our clients' Web stores. If we or our clients are unable to obtain products directly from manufacturers, especially popular brand manufacturers, we or our clients may not be able to obtain the same or comparable merchandise in a timely manner or on acceptable commercial terms.

We rely on our ability to enter into marketing and promotional agreements with online services, search engines, comparison shopping sites, affiliate marketers and other web sites to drive traffic to the e-commerce businesses we operate. If we are unable to enter into or properly develop these marketing and

promotional agreements, our ability to generate revenue could be adversely affected. In addition, new technologies could block our ads and manipulate web search results, which could harm our business.

We have entered into marketing and promotional agreements with search engines, comparison shopping sites, affiliate marketers and other web sites to provide content, advertising banners and other links to our clients' e-commerce businesses. We rely on these agreements as significant sources of traffic to our clients' e-commerce businesses and to generate new customers. If we are unable to maintain these relationships or enter into new agreements on acceptable terms, our ability to attract new customers could be harmed. Further, many of the parties with which we may have online advertising arrangements provide advertising services for other marketers of goods. As a result, these parties may be reluctant to enter into or maintain relationships with us. In addition, technologies may be developed that can block the display of our ads and could harm our ability to contact customers. Further, "index spammers" who develop ways to manipulate web search results could reduce the traffic that is directed to our clients' e-commerce businesses. Failure to achieve sufficient traffic or generate sufficient revenue from purchases originating from third parties may limit our clients' and our ability to maintain market share and revenue.

In addition, we contact customers through e-mail. Our ability to contact customers through e-mail could be harmed and our business may be adversely affected if we mistakenly end up on SPAM lists, or lists of entities that have been involved in sending unwanted, unsolicited e-mails.

If we experience problems in our fulfillment operations, our business could be adversely affected.

Under some of our client agreements, we maintain the inventory of our clients in our fulfillment centers. Our failure to properly handle and protect such inventory could adversely affect our relationship with our clients.

In addition, because it is difficult to predict demand, we may not manage our fulfillment centers in an optimal way, which may result in excess or insufficient inventory or warehousing, fulfillment, and distribution capacity. We may be unable to adequately staff our fulfillment centers. As we continue to add fulfillment and warehouse capability or add new clients with different fulfillment requirements, our fulfillment network becomes increasingly complex and operating it becomes more challenging. In addition, our financial systems and equipment are complex and any additions, changes or upgrades to these systems or equipment could cause disruptions that could harm our business.

Although we operate our own fulfillment centers, we rely upon multiple third parties for the shipment of our products. We also rely upon certain vendors to ship products directly to consumers. As a result, we are subject to the risks associated with the ability of these vendors and other third parties to successfully and in a timely manner fulfill and ship customer orders. The failure of these vendors and other third parties to provide these services, or the termination or interruption of these services, could adversely affect the satisfaction of consumers, which could result in reduced sales by our clients' e-commerce businesses. In addition, if third parties were to increase the prices they charge to ship our products, and we passed these increases on to consumers, consumers might choose to buy comparable products locally to avoid shipping charges.

A disruption in our operations could materially and adversely affect our business, results of operations and financial condition.

Any disruption to our operations, including system, network, telecommunications, software or hardware failures, and any damage to our physical locations, could materially and adversely affect our business, results of operations and financial condition.

Our operations are subject to the risk of damage or interruption from:

- fire, flood, hurricane, tornado, earthquake or other natural disasters;
- power losses and interruptions;
- Internet, telecommunications or data network failures;
- physical and electronic break-ins or security breaches;
- computer viruses;

- acts of terrorism; and
- other similar events.

If any of these events occur, it could result in interruptions, delays or cessations in service to customers of our clients' e-commerce businesses and adversely impact our clients' e-commerce businesses. These events could also prevent us from fulfilling orders for our clients' e-commerce businesses. Our clients might seek significant compensation from us for their losses. Even if unsuccessful, this type of claim likely would be time consuming and costly for us to address and damaging to our reputation.

Our primary data centers are located at two facilities of a third-party hosting company. We do not control the security, maintenance or operation of these facilities, which are also susceptible to similar disasters and problems.

Our insurance policies may not cover us for losses related to these events, and even if they do, they may not adequately compensate us for any losses that we may incur. Any system failure that causes an interruption of the availability of our clients' e-commerce businesses could reduce the attractiveness of our clients' e-commerce businesses to consumers and result in reduced revenues, which could materially and adversely affect our business, results of operations and financial condition.

If we do not respond to rapid technological changes, our services and proprietary technology and systems may become obsolete.

The Internet and e-commerce are constantly changing. Due to the costs and management time required to introduce new services and enhancements, we may be unable to respond to rapid technological changes in a timely enough manner to avoid our services becoming uncompetitive. To remain competitive, we must continue to enhance and improve the functionality and features of our clients' e-commerce businesses. If competitors introduce new services using new technologies or if new industry standards and practices emerge, our clients' existing e-commerce businesses and our services and proprietary technology and systems may become uncompetitive and our ability to attract and retain customers and new clients may be at risk.

Developing our e-commerce platform offering, our clients' e-commerce businesses and other proprietary technology entails significant technical and business risks. We may use new technologies ineffectively or fail to adapt our e-commerce platform, our clients' e-commerce businesses and our technology to meet the requirements of clients and customers or emerging industry standards. In addition, the new technologies may be challenging to develop and implement and may cause us to incur substantial costs. Additionally, the vendors we use for our clients' e-commerce businesses may not provide the level of service we expect or may not be able to provide their product or service to us on commercially reasonable terms, if at all.

Our success is tied to the continued growth in the use of the Internet and the adequacy of the Internet infrastructure.

Our future success is substantially dependent upon continued growth in the use of the Internet. The number of users and advertisers on the Internet may not increase and commerce over the Internet may not continue to grow for a number of reasons, including:

- actual or perceived lack of security of information or privacy protection;
- lack of access and ease of use;
- congestion of traffic on the Internet;
- inconsistent quality of service and lack of availability of cost-effective, high-speed service;
- possible disruptions, computer viruses or other damage to Internet servers or to users' computers;
- governmental regulation;
- uncertainty regarding intellectual property ownership;

- lack of access to high-speed communications equipment; and
- increases in the cost of accessing the Internet.

As currently configured, the Internet may not support an increase in the number or requirements of users. In addition, there have been outages and delays on the Internet as a result of damage to the current infrastructure. The amount of traffic on our clients' Web stores could decline materially if there are outages or delays in the future. The use of the Internet may also decline if there are delays in the development or adoption of modifications by third parties that are required to support increased levels of activity on the Internet. If any of the foregoing occurs, the number of our clients' customers could decrease. In addition, we may be required to spend significant capital to adapt our operations to any new or emerging technologies relating to the Internet.

Consumers may be unwilling to use the Internet to purchase goods.

Our future success depends heavily upon the general public's willingness to use the Internet as a means to purchase goods. The failure of the Internet to continue to develop as an effective commercial tool would seriously damage our future operations. If consumers are unwilling to use the Internet to conduct business, our business may not continue to grow. The Internet may not continue to succeed as a medium of commerce because of security risks and delays in developing elements of the needed Internet infrastructure, such as a reliable network, high-speed communication lines and other enabling technologies. In addition, anything that diverts our users from their customary level of usage of our websites could adversely affect our business.

Third parties may have the technology or know-how to breach the security of customer transaction data and confidential information stored on our servers. Any breach could cause customers to lose confidence in the security of our clients' e-commerce businesses and choose not to purchase from those businesses. Our security measures may not effectively prevent others from obtaining improper access to the information on our clients' e-commerce businesses. If someone is able to circumvent our security measures, he or she could destroy or steal valuable information or disrupt the operation of our clients' e-commerce businesses. Concerns about the security and privacy of transactions over the Internet could inhibit our growth.

We and/or our clients may be unable to protect our and their proprietary technology and intellectual property rights.

Our success depends to a significant degree upon the protection of our intellectual property rights in the core technology and other components of our e-commerce and e-mail platforms including our software and other proprietary information and material, and our ability to develop technologies that are as good as or better than our competitors. We may be unable to deter infringement or misappropriation of our software and other proprietary information and material, detect unauthorized use or take appropriate steps to enforce our intellectual property rights. Additionally, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the U.S. In addition, the failure of our clients to protect their intellectual property rights, including their trademarks and domain names, could impair our operations. Our competitors could, without violating our intellectual property rights, develop technologies that are as good as or better than our technology. Protecting our intellectual property and other proprietary rights can be expensive. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and consequently harm our operating results. Our failure to protect our intellectual property rights in our software and other information and material or to develop technologies that are as good as or better than our competitors' could put us at a disadvantage to our competitors. These failures could have a material adverse effect on our business.

We may be subject to intellectual property claims or competition or trade practices claims that could be costly and could disrupt our business.

Third parties may assert that our business or technologies infringe or misappropriate their intellectual property rights. Third parties may claim that we do not have the right to offer certain services or products or to present specific images or logos on our clients' e-commerce businesses, or we have infringed their patents, trademarks, copyrights or other rights. We may in the future receive claims that we are engaging in unfair competition or other illegal trade practices. We may be unsuccessful in defending against these claims, which could result in substantial damages, fines or other penalties. The resolution of a claim could also require us to change how we do business, redesign our service offering or clients' e-commerce businesses or enter into burdensome royalty or license agreements. These license or royalty agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement. Our insurance coverage may not be adequate to cover every claim that third parties could assert against us. Even unsuccessful claims could result in significant legal fees and other expenses, diversion of management's time and disruptions in our business. Any of these claims could also harm our reputation.

We may not be able to compete successfully against current and future competitors, which could harm our margins and our business.

The market for the development and operation of e-commerce businesses and interactive marketing services is continuously evolving and is intensely competitive. Increased competition could result in fewer successful opportunities to obtain clients, price reductions, reduced gross margins and/or loss of market share, any of which could seriously harm our business, results of operations and financial condition. In the development and operation of e-commerce businesses, we often compete with in-house solutions promoted and supported by internal information technology staffs, marketing departments, merchandising groups and other internal corporate constituencies. In these situations, we compete with technology and service providers, which supply one or more components of an e-commerce solution primarily to allow the prospect or others to develop and operate the prospect's e-commerce business in-house. In addition, the e-commerce businesses operated by us competes with the online and offline businesses of a variety of retailers and manufacturers.

Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have. They may be able to secure merchandise from vendors on more favorable terms and may be able to adopt more aggressive pricing policies. They may also receive investments from or enter into other commercial relationships with larger, well-established companies with greater financial resources. Competitors in the retail, e-commerce services and interactive marketing services industries also may be able to devote more resources to technology development and marketing than we do.

Competition in the e-commerce and interactive marketing industries may intensify. Other companies in our industries may enter into business combinations or alliances that strengthen their competitive positions. Additionally, there are relatively low barriers to entry into the e-commerce services and interactive marketing services markets. As various Internet market segments obtain large, loyal customer bases, participants in those segments may expand into the market segments in which we operate. In addition, new and expanded web technologies may further intensify the competitive nature of online retail and interactive marketing. The nature of the Internet as an electronic marketplace facilitates competitive entry and comparison shopping and renders it inherently more competitive than conventional retailing formats. This increased competition may reduce our sales, our ability to operate profitably, or both.

We may be subject to product liability claims that could be costly and time-consuming.

We sell products manufactured by third parties, some of which may be defective. We also sell some products that are manufactured by third parties for us. If any product that we sell were to cause physical injury or injury to property, the injured party or parties could bring claims against us as the retailer or manufacturer of the product. These claims may not be covered by insurance and, even if they are, our insurance coverage may not be adequate to cover every claim that could be asserted. Similarly, we could be subject to claims that customers of our clients' e-commerce businesses were harmed due to their reliance on our product information, product selection guides, advice or instructions. If a successful claim were brought against us in excess of our insurance coverage, it could adversely affect our business. Even unsuccessful claims could result in the expenditure of funds and management time and adverse publicity and could have a negative impact on our business.

We may be liable if third parties misappropriate our customers' personal information. Additionally, we are limited in our ability to use and disclose customer information.

Any security breach could expose us to risks of loss, litigation and liability and could seriously disrupt our operations. If third parties are able to penetrate our network or telecommunications security or otherwise misappropriate our customers' personal information or credit card information or if we give third parties improper access to our customers' personal information or credit card information, we could be subject to liability. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. They could also include claims for other misuses of personal information, including unauthorized marketing purposes. These claims could result in litigation. Liability for misappropriation of this information could be significant. In addition, the Federal Trade Commission and state agencies regularly investigate various companies' uses of customers' personal information. We could incur additional expenses if new regulations regarding the security or use of personal information are introduced or if government agencies investigate our privacy practices. Further, any resulting adverse publicity arising from investigations would impact our business negatively.

Changes to credit card association fees, rules, or practices could harm our business.

We must rely on banks or payment processors to process transactions, and must pay a fee for this service. From time to time, credit card associations may increase the interchange fees that they charge for each transaction using one of their cards. Our credit card processors have the right to pass any increases in interchange fees on to us as well as increase their own fees for processing. These increased fees increase our operating costs and reduce our profit margins. We are also required by our processors to comply with credit card association operating rules, and we will reimburse our processors for any fines they are assessed by credit card associations as a result of any rule violations by us. The credit card associations and their member banks set and interpret operating rules related to their credit cards. The credit card associations and/or member banks could adopt new operating rules or re-interpret existing rules that we might find difficult or even impossible to follow. As a result, we could lose our ability to give customers the option of using credit cards to fund their payments. If we are unable to accept credit cards, our business would be seriously damaged.

Credit card fraud could adversely affect our business.

The failure to adequately control fraudulent transactions could increase our expenses. To date, we have not suffered material losses due to fraud. However, we may in the future suffer losses as a result of orders placed with fraudulent credit card data. Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature. With respect to checks and installment sales, we generally are liable for fraudulent transactions.

If one or more states successfully assert that we should collect or should have collected sales or other taxes on the sale of our merchandise, our business could be harmed.

We currently collect sales or other similar taxes only for goods sold by us and shipped into certain states. One or more local, state or foreign jurisdictions may seek to impose historical and future sales tax obligations on us or our clients and other out-of-state companies that engage in e-commerce. In recent years, certain large retailers expanded their collection of sales tax on purchases made through affiliated web sites. Our business could be adversely affected if one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of merchandise through the e-commerce businesses we operate.

We may have exposure to greater than anticipated tax liabilities.

We are subject to income, payroll and other taxes in both the United States and foreign jurisdictions. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Moreover, significant judgment is required in evaluating our worldwide provision for income taxes. Our determination of our tax liability is always subject to review by applicable tax authorities. Any adverse outcome of such a review could have a negative effect on our operating results and financial conditions. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

We rely on insurance to mitigate some risks and, to the extent the cost of insurance increases, or we are unable or choose not to maintain sufficient insurance to mitigate the risks facing our business, or our insurers are unable to meet their obligations, our operating results may be diminished.

We contract for insurance to cover certain potential risks and liabilities. In the current environment, insurance companies are increasingly specific about what they will and will not insure. It is possible that we may not be able to get enough insurance to meet our needs, may have to pay very high prices for the coverage we do get, have very high deductibles or may not be able to acquire any insurance for certain types of business risk. In addition, we have in the past and may in the future choose not to obtain insurance for certain risks facing our business. This could leave us exposed to potential claims. If we were found liable for a significant claim in the future, our operating results could be negatively impacted. Also, to the extent the cost of maintaining insurance increases, our operating results will be negatively affected. Additionally, we are subject to the risk that one or more of our insurers may become insolvent and would be unable to pay a claim that may be made in the future.

Variability in self-insurance liability estimates could significantly impact our financial results.

In the fourth quarter of fiscal 2008, we began to self-insure for employee medical coverage up to a set retention level, beyond which we maintain excess insurance coverage. We may decide to self-insure for other risks for which we currently purchase insurance. Liabilities are determined using actuarial estimates of the aggregate liability for claims incurred and an estimate of incurred but not reported claims, on an undiscounted basis. Our accruals for insurance reserves reflect certain actuarial assumptions and management judgments, which are subject to a high degree of variability. The variability is caused by factors external to us such as:

- historical claims experience;
- medical inflation;
- legislative changes to benefit levels;
- jury verdicts; and
- claim settlement patterns.

Any significant variation in these factors could cause a material change to our reserves for self-insurance liabilities as well as earnings.

Existing or future laws or regulations could harm our business or marketing efforts.

We are subject to international, federal, state and local laws applicable to businesses in general and to e-commerce specifically. Due to the increasing growth and popularity of the Internet and e-commerce, many laws and regulations relating to the Internet and online retailing are proposed and considered at the country, federal, state and local levels. These laws and regulations could cover issues such as taxation, pricing, content, distribution, access, quality and delivery of products and services, electronic contracts, intellectual property rights, user privacy and information security.

For example, at least one state has enacted, and other states have proposed, legislation limiting the uses of personal information collected online or requiring collectors of information to establish procedures to disclose and notify users of privacy and security policies, obtain consent from users for use and disclosure of information, or provide users with the ability to access, correct and delete stored information. Even in the absence of such legislation, the Federal Trade Commission has settled several proceedings resulting in consent decrees in which Internet companies have been required to establish programs regulating the manner in which personal information is collected from users and provided to third parties. We could become a party to a similar enforcement proceeding. These regulatory and enforcement efforts could also harm our ability to collect demographic and personal information from users, which could be costly or adversely affect our marketing efforts.

The applicability of existing laws governing issues such as property ownership, intellectual property rights, taxation, libel, obscenity, qualification to do business and export or import matters could also harm our business. Many of these laws may not contemplate or address the unique issues of the Internet or online retailing. Some laws that do contemplate or address those unique issues, such as the Digital Millennium Copyright Act and The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the "CAN-SPAM," Act, are only beginning to be interpreted by the courts and their applicability and reach are therefore uncertain. These current and future laws and regulations could reduce our ability to operate efficiently.

Our e-Dialog e-mail marketing solutions business is dependent on the market for e-mail marketing solutions and there may be changes in the market that may harm our business.

In our e-Dialog e-mail marketing solutions business, we derive revenue from e-mail marketing solutions. The market for e-mail marketing solutions is at a relatively early stage of development, making this business and future prospects difficult to evaluate. Our current expectations with respect to areas of growth within the market may not prove to be correct.

Should our clients lose confidence in the value or effectiveness of e-mail marketing, the demand for our products and services will likely decline. A number of factors could affect our clients' assessment of the value or effectiveness of e-mail marketing, including the following:

- growth in the number of e-mails sent or received on a daily or regular basis;
- the ability of filters to effectively screen for unwanted e-mails;
- the ability of smart phones or similar communications to adequately display e-mail;
- continued security concerns regarding Internet usage in general from viruses, worms or similar problems affecting Internet and e-mail utilization; and
- increased governmental regulation or restrictive policies adopted by Internet service providers, or "ISPs," that make it more difficult or costly to utilize e-mail for marketing communications.

Any decrease in the use of e-mail by businesses would reduce demand for our e-mail marketing products or services and the business and results of operation for our e-mail marketing business would suffer.

In addition, it is uncertain whether our e-mail marketing solutions will achieve and sustain the high level of market acceptance that is critical to the success of our business. If the market for e-mail marketing solutions fails to grow or grows more slowly than we currently anticipate, demand for our e-mail marketing solutions may decline and our revenue would suffer. We may not be able to successfully address any of these challenges, risks and difficulties, including the other risks related to our business and industry described below. Failure to adequately do so could adversely affect our business, results of operations or financial condition.

Existing federal, state and international laws regulating e-mail marketing practices impose certain obligations on the senders of commercial e-mails and could expose us to liability for violations, decrease the effectiveness of our e-mail marketing solutions, and expose us to financial, criminal and other penalties for non-compliance, which could increase our operating costs.

The CAN-SPAM Act establishes certain requirements for commercial e-mail messages and specifies penalties for commercial e-mail that violates the CAN-SPAM Act. The CAN-SPAM Act, among other things, obligates the sender of commercial e-mails to provide recipients with the ability to opt out of receiving future commercial e-mail messages from the sender. As a result, in the event our products and services were to become unavailable or malfunction for any period of time for any reason, it is possible that certain opt-out requests would not be received, or other compliance obligations would be impeded, potentially exposing our clients and us to liability under the CAN-SPAM Act. Non-compliance with the CAN-SPAM Act may carry significant financial penalties. Moreover, penalties under the CAN-SPAM Act may increase if it is determined that e-mail lists provided to us by our clients were obtained using unlawful means. We generally cannot confirm the origins of e-mail lists provided to us by our clients. The CAN-SPAM Act preempts similar state laws directed at commercial e-mail in many instances, but there are some exceptions and liability in connection with e-mail marketing campaigns can arise under state law as well.

In addition, many states have more general laws that may apply to commercial e-mail practices. These laws often provide a private right of action and specify damages and other penalties, which in some cases may be more substantial than the penalties provided under the CAN-SPAM Act. In addition, certain foreign countries have enacted laws that regulate e-mail marketing, and some of these laws are more restrictive than U.S. laws. For example, some foreign laws prohibit sending unsolicited e-mail unless the recipient has provided the sender advance consent to receipt of such e-mail, or in other words has "opted-in" to receiving it. If we were found to be in violation of the CAN-SPAM Act, applicable state laws not preempted by the CAN-SPAM Act, or foreign laws regulating the distribution of e-mail, whether as a result of violations by our clients or if we were deemed to be directly subject to and in violation of these requirements, we could be exposed to one or more of the following consequences:

- payment of statutory, actual or other damages;
- criminal penalties;
- actions by state attorneys general;
- actions by private citizens or class actions; and
- penalties imposed by regulatory authorities of the U.S. government, state governments and foreign governments.

Any of these potential areas of exposure would adversely affect our financial performance, could preclude us from doing business in specific jurisdictions, and significantly harm our business. We also may be required to change one or more aspects of the way we operate our business, which could impair our ability to attract and retain clients or increase our operating costs.

Private spam blacklists may interfere with our ability to communicate with our e-commerce customers and the ability of the clients of e-Dialog to effectively deploy our e-mail marketing products or services which could harm our business.

In operating the e-commerce businesses of our clients, we depend on e-mail to market to and communicate with customers, our clients also rely on e-mail to communicate with their customers and e-Dialog provides e-mail marketing solutions to its clients. In an effort to regulate the use of e-mail for commercial solicitation, various private companies maintain "blacklists" of companies and individuals (and the websites, ISPs and Internet protocol addresses associated with those companies or individuals) that do not adhere to standards of conduct or practices for commercial e-mail solicitations that the blacklisting entity believes are appropriate. If a company's Internet protocol addresses are listed by a blacklisting entity, e-mails sent from those addresses may be blocked if they are sent to any Internet domain or Internet address that subscribes to the blacklisting entity's service or purchases its blacklist. It is possible that this sort of blacklisting or similar restrictive activity could interfere with our ability to communicate with customers of our clients' e-commerce businesses or to market our clients' products or services and could undermine the effectiveness of our clients' e-mail marketing campaigns, all of which could damage our business.

ISPs can also block e-mails from reaching their users. Recent releases of ISP software and the implementation of stringent new policies by ISPs make it more difficult to deliver our clients' e-mails. If ISPs materially limit, delay or halt the delivery of our or our clients' e-mails, or if we fail to deliver our or our clients' e-mails in a manner compatible with ISPs' e-mail handling or authentication technologies, then the demand for our products or services could be reduced and our clients may seek to terminate their agreements with us.

From time to time, we may acquire or invest in other companies. There are risks associated with potential acquisitions and investments and we may not achieve the expected benefits of future acquisitions and investments.

We have recently completed several acquisitions and if we are presented with opportunities that we consider appropriate, we may make investments in complementary companies, products or technologies or we may purchase other companies. We may not realize the anticipated benefits of any investment or acquisition. We may be subject to unanticipated problems and liabilities of acquired companies. While we attempt in our acquisitions to determine the nature and extent of any pre-existing liabilities, and to obtain indemnification rights from the previous owners for acts or omissions arising prior to the date of acquisition, resolving issues of liability between the parties could involve a significant amount of time, manpower and expense. If we or any of our subsidiaries were to be unsuccessful in a claim for indemnity from a seller, the liability imposed on us or our subsidiary could have a material adverse effect on us. We may not be able to assimilate successfully the additional personnel, operations, acquired technology or products or services into our business. Any acquisition may strain our existing financial and managerial controls and reporting systems and procedures. If we do not successfully integrate any acquired business, the expenditures on integration efforts will reduce our cash position without us being able to realize the expected benefits of the acquisition. In addition, key personnel of an acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Further, the physical expansion in facilities that could occur as a result of any acquisition may result in disruptions that could seriously impair our business. In addition, due to the recent disruptions in the global financial markets, valuations supporting our acquisitions could change rapidly, and we could determine that such valuations have experienced impairments which could adversely impact our financial results. Finally, we may have to use our cash resources, incur debt or issue additional equity securities to pay for other acquisitions or investments, which could increase our leverage or be dilutive to our stockholders.

We plan to continue to expand our business internationally which may cause our business to become increasingly susceptible to numerous international business risks and challenges. We have limited experience in international operations.

We ship certain products to Canada and other countries. In addition, in January 2006, we completed the acquisition of Aspherio S.L., a Barcelona, Spain-based provider of outsourced e-commerce solutions now known as GSI Commerce Solutions International. In December 2007, we completed the acquisition of Zendor.com Ltd., a Manchester, United Kingdom-based provider of outsourced e-commerce solutions now known as Zendor/GSI Commerce Ltd. In February 2008, we completed the acquisition of e-Dialog, Inc. with operations in London, England. Because our growth strategy involves expanding our business internationally, we intend to continue to expand our international efforts. However, we have limited experience in international business, and we cannot assure you that our international expansion strategy will be successful. To date, however, our international business activities have been limited. Our lack of a track record outside the United States increases the risks described below. In addition, our experience in the United States may not be relevant to establishing a business outside the United States. Accordingly, our international expansion strategy is subject to significant execution risk, as we cannot assure you that our strategy will be successful. For fiscal 2008, substantially all of our net revenues, operating results and assets were in the United States.

International expansion is subject to inherent risks and challenges that could adversely affect our business, including:

- the need to develop new supplier and manufacturer relationships, particularly because major manufacturers may require that our international operations deal with local distributors;
- compliance with international legal and regulatory requirements and tariffs;
- managing fluctuations in currency exchange rates;
- difficulties in staffing and managing foreign operations;
- greater difficulty in accounts receivable collection;
- potential adverse tax consequences;
- uncertain political and economic climates;
- potentially higher incidence of fraud;
- price controls or other restrictions on foreign currency; and
- difficulties in obtaining export and import licenses and compliance with applicable export controls.

Any negative impact from our international business efforts could negatively impact our business, operating results and financial condition as a whole. In addition, gains and losses on the conversion of foreign payments into U.S. dollars may contribute to fluctuations in our results of operations and fluctuating exchange rates could cause reduced revenues and/or gross margins from non-dollar-denominated international sales.

In addition, if we further expand internationally, we may face additional competition challenges. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local customer. In addition, governments in foreign jurisdictions may regulate e-commerce or other online services in such areas as content, privacy, network security, copyright, encryption, taxation, or distribution. We also may not be able to hire, train, motivate and manage the required personnel, which may limit our growth in international market segments.

In addition, compliance with foreign and U.S. laws and regulations that are applicable to our international operations is complex and may increase our cost of doing business in international jurisdictions and our international operations could expose us to fines and penalties if we fail to comply with these regulations. These laws and regulations include import and export requirements, U.S. laws such as the Foreign Corrupt Practices Act, and local laws prohibiting corrupt payments to governmental officials. Any violations of such laws could subject us to civil or criminal penalties, including substantial fines or prohibitions on our ability to offer our products and services to one or more countries, and could also materially damage our reputation, international expansion efforts, business and operating results.

Our success is dependent upon our executive officers and other key personnel.

Our success depends to a significant degree upon the contribution of our executive officers and other key personnel, particularly Michael G. Rubin, chairman of the board, president and chief executive officer. Our executive officers and key personnel could terminate their employment with us at any time despite any employment agreements we may have with these employees. Due to the competition for highly qualified personnel, we cannot be sure that we will be able to retain or attract executive, managerial or other key personnel. We do not intend to obtain key person life insurance for any of our executive officers or key personnel.

We may be unable to hire and retain skilled personnel which could limit our growth.

Our future success depends on our ability to continue to identify, attract, retain and motivate skilled personnel which could limit our growth. We intend to continue to seek to hire a significant number of skilled personnel. Due to intense competition for these individuals from our competitors and other employers, we may not be able to attract or retain highly qualified personnel in the future. Our failure to attract and retain the experienced and highly trained personnel that are integral to our business may limit our growth. Additionally, we have experienced recent growth in personnel numbers and expect to continue to hire additional personnel in selected areas. Managing this growth requires significant time and resource commitments from our senior management. If we are unable to effectively manage a large and geographically dispersed group of employees or to anticipate our future growth and personnel needs, our business may be adversely affected.

There are limitations on the liabilities of our directors and executive officers. Under certain circumstances, we are obligated to indemnify our directors and executive officers against liability and expenses incurred by them in their service to us.

Pursuant to our amended and restated certificate of incorporation and under Delaware law, our directors are not liable to us or our stockholders for monetary damages for breach of fiduciary duty, except for liability for breach of a director's duty of loyalty, acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law, dividend payments or stock repurchases that are unlawful under Delaware law or any transaction in which a director has derived an improper personal benefit. In addition, we have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer for certain expenses, including attorneys' fees, judgments, fines and settlement amounts, incurred by any such person in any action or proceeding, including any action by us or in our right, arising out of the person's services as one of our directors or executive officers. The costs associated with actions requiring indemnification under these agreements could be harmful to our business.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders and clients could lose confidence in our financial reporting, which could harm our business, the trading price of our common stock and our ability to retain our current clients and obtain new clients.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on the effectiveness of our internal control over financial reporting. We have expended significant resources to comply with our obligations under Section 404 with respect to fiscal 2008. If we fail to correct any issues in the design or operating effectiveness of internal control over financial reporting or fail to prevent fraud, current and potential stockholders and clients could lose confidence in our financial reporting, which could harm our business, the trading price of our common stock and our ability to retain our current clients and obtain new clients.

Risks Related to Our Common Stock

We may enter into future acquisitions and take certain actions in connection with such acquisitions that could affect the price of our common stock.

As part of our growth strategy, we expect to review acquisition prospects that would offer growth opportunities and we may acquire businesses, products or technologies in the future. In the event of future acquisitions, we could:

- use a significant portion of our available cash;
- issue equity securities, which would dilute current stockholders' percentage ownership;
- incur substantial debt;
- incur or assume contingent liabilities, known or unknown;
- incur amortization expenses related to intangibles; and
- incur large, immediate accounting write-offs.

Such actions by us could harm our results from operations and adversely affect the price of our common stock.

Our operating results have fluctuated and may continue to fluctuate significantly, which may cause the market price of our common stock to be volatile.

Our annual and quarterly operating results have and may continue to fluctuate significantly due to a variety of factors, many of which are outside of our control. Because our operating results may be volatile and difficult to predict, period-to-period comparisons of our operating results may not be a good indication of our future performance. Our operating results may also fall below our published expectations and the expectations of securities analysts and investors, which likely will cause the market price of our common stock to decline significantly.

Factors that may cause our operating results to fluctuate or harm our business include but are not limited to the following:

- our ability to obtain new clients or to retain existing clients in our e-commerce and marketing services businesses;
- the performance of one or more of our client's e-commerce businesses;
- our and our clients' ability to obtain new customers at a reasonable cost or encourage repeat purchases;
- the number of visitors to the e-commerce businesses operated by us or our ability to convert these visitors into customers;
- our and our clients' ability to offer an appealing mix of products or to sell products that we purchase;

- our ability to achieve effective results for our marketing services clients;
- our ability to adequately develop, maintain and upgrade our clients' e-commerce businesses or the technology and systems we use to process customers' orders and payments;
- the timing and costs of upgrades and developments of our systems and infrastructure;
- the ability of our competitors to offer new or superior e-commerce businesses, services or products or new or superior marketing services;
- price competition that results in lower profit margins or losses;
- the seasonality of our business, especially the importance of our fiscal fourth quarter to our business;
- our inability to obtain or develop specific products or brands or unwillingness of vendors to sell their products to us;
- unanticipated fluctuations in the amount of consumer spending on various products that we sell, which tend to be discretionary spending items;
- the cost of advertising and the amount of free shipping and other promotions we offer;
- increases in the amount and timing of operating costs and capital expenditures relating to expansion of our operations;
- our inability to manage our shipping costs on a profitable basis or unexpected increases in shipping costs or delivery times, particularly during the holiday season;
- inflation of prices of fuel and gasoline and other raw materials that impact our costs;
- technical difficulties, system security breaches, system downtime or Internet slowdowns;
- our inability to manage inventory levels or control inventory shrinkage;
- our inability to manage fulfillment operations or provide adequate levels of customer care or our inability to forecast the proper staffing levels in fulfillment and customer care;
- an increase in the level of our product returns or our inability to effectively process returns;
- government regulations related to the Internet or e-commerce which could increase the costs associated with operating our businesses, including requiring the collection of sales tax on all purchases through the e-commerce businesses we operate; and
- unfavorable economic conditions in general or specific to the Internet or e-commerce, which could reduce demand for the products sold through our clients' e-commerce businesses.

Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock and our ability to raise funds in new securities offerings.

Future sales of our common stock, the perception that such sales could occur or the availability for future sale of shares of our common stock or securities convertible into or exercisable for our common stock could adversely affect the market prices of our common stock prevailing from time to time and could impair our ability to raise capital through future offerings of equity or equity-related securities. In addition, we may issue common stock or equity securities senior to our common stock in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of stock options or for other reasons.

As of March 9, 2009, there were 2,841,779 shares available for new awards under our 2005 Equity Incentive Plan, referred to as the "2005 plan." Additionally, as of March 9, 2009 there were 3,454,962 shares of common stock that were subject to outstanding awards granted under the 2005 plan and 3,811,305 shares of common stock that were subject to outstanding awards granted under our 1996 Equity Incentive Plan. In the event of the cancellation, expiration, forfeiture or repurchase of any of these shares, such shares would become available for issuance under the 2005 plan. In order to attract and retain key personnel, we may issue additional securities, including stock options, restricted stock grants and shares of common stock, in connection with our employee benefit plans, or may lower the price of existing stock options. No prediction can be made as to the effect, if any, that the sale, or the availability for sale, of substantial amounts of common stock by our existing stockholders pursuant to an effective registration statement will have on market prices of our common stock.

We have never paid dividends on our common stock and do not anticipate paying dividends in the foreseeable future.

We have never paid cash dividends on our common stock and do not anticipate that any cash dividends will be declared or paid in the foreseeable future. In addition, the terms of our secured revolving credit facility prohibit us from declaring or paying dividends on our common stock. As a result, holders of our common stock will not receive a return, if any, on their investment unless they sell their shares of our common stock.

We are controlled by certain principal stockholders.

As of March 9, 2009, Michael G. Rubin, our chairman, president and chief executive officer, beneficially owned 15.5%, funds affiliated with SOFTBANK Holdings Inc., or SOFTBANK, beneficially owned 16.9%, and Liberty Media Corporation, or Liberty, through its subsidiary QVC, Inc. and QVC's affiliate QK Holdings, Inc. beneficially owned approximately 19.2% of our outstanding common stock. If they decide to act together, any two of Mr. Rubin, SOFTBANK, and Liberty would be in a position to exercise considerable control, and all three would be in a position to exercise complete control, over most matters requiring stockholder approval, including the election or removal of directors, approval of significant corporate transactions and the ability generally to direct our affairs. Furthermore, pursuant to stock purchase agreements, SOFTBANK and Liberty each have the right to designate up to one member of our board of directors. This concentration of ownership and the right of SOFTBANK and Liberty to designate members to our board of directors may have the effect of delaying or preventing a change in control of us, including transactions in which stockholders might otherwise receive a premium over prevailing market prices for our common stock. Furthermore, Mr. Rubin has entered into voting agreements with each of SOFTBANK and Liberty, and SOFTBANK and Liberty have entered into voting agreements with each other. The parties to these voting agreements have agreed to support the election of the directors designated by each of the other parties.

It may be difficult for a third-party to acquire us and this could depress our stock price.

Certain provisions of our amended and restated certificate of incorporation, bylaws, stockholder rights agreement and Delaware law may have the effect of discouraging, delaying or preventing transactions that involve any actual or threatened change in control. The rights issued under our stockholder rights agreement may be a substantial deterrent to a person acquiring beneficial ownership of 20% or more (or, in the case of any stockholder that as of April 2, 2006 beneficially owned 19% or more of the outstanding shares of common stock, 25.1% or more) of our common stock without the approval of our board of directors. The stockholder rights agreement would cause extreme dilution to such person.

In addition, we are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, restricts certain transactions and business combinations between a corporation and a stockholder owning 15% or more of the corporation's outstanding voting stock for a period of three years from the date the stockholder becomes a 15% stockholder. In addition to discouraging a third party from seeking to acquire control of us, the foregoing provisions could impair the ability of existing stockholders to remove and replace our management and/or our board of directors.

Because many investors consider a change of control a desirable path to liquidity, delaying or preventing a change in control of our company may reduce the number of investors interested in our common stock, which could depress our stock price.

See "— We are controlled by certain principal stockholders."

The price of our common stock may fluctuate significantly.

The price of our common stock on the Nasdaq Global Select Market has been volatile. From December 30, 2007, the first day of our fiscal 2008, through, January 3, 2009, the last day of fiscal 2008, the high and low sales prices of our common stock ranged from $19.75 to $5.69 per share. During fiscal 2007, the high and low sale prices of our common stock ranged from $29.27 to $16.09 per share. During fiscal 2006, the high and low sale prices of our common stock ranged from $19.52 to $10.67 per share. We expect that the market price of our common stock may continue to fluctuate.

Our common stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include, among others:

- our performance and prospects;
- the performance and prospects of our clients;
- the depth and liquidity of the market for our common stock;
- the vesting of our equity awards resulting in the sale of large amounts of our common stock during concentrated trading windows;
- investor perception of us and the industry in which we operate;
- changes in earnings estimates or buy/sell recommendations by analysts;
- general financial and other market conditions; and
- general economic conditions.

In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.

Holders of our common stock will be subordinated to our secured revolving credit facility, convertible notes and other indebtedness.

In the event of our liquidation or insolvency, holders of common stock would receive a distribution only after payment in full of all principal and interest due under our secured revolving credit facility, due to holders of our convertible notes and due to other creditors, and there may be little or no proceeds to distribute to holders of common stock at such time.

Conversion of our subordinated convertible notes would dilute the ownership interest of existing stockholders.

In June 2005, we issued $57.5 million principal amount of our subordinated convertible notes due 2025, referred to as the "3% convertible notes," and in July 2007 we issued $150.0 million principal amount of our subordinated convertible notes due 2027, referred to as the "2.5% convertible notes," which are all convertible into shares of our common stock. Under certain circumstances, a maximum of 5,656,505 shares of common stock could be issued upon conversion of the 2.5% convertible notes and a maximum of 1,669,737 shares of common stock could be issued upon conversion of the 3% convertible notes, in each case, subject to adjustment for stock dividends, stock splits, cash dividends, certain tender offers, other distributions and similar events. The conversion of some or all of these notes will dilute the ownership interest of existing stockholders. Any sales in the public market of the common stock issuable upon such conversions could adversely affect prevailing market prices of our common stock. In addition, the existence of these notes could encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue and/or expense fluctuations and affect our reported results of operations.

A change in accounting standards or practices or a change in existing taxation rules or practices can have a significant effect on our reported results and may even require retroactive or retrospective application. New accounting pronouncements and taxation rules and varying interpretations of accounting pronouncements and taxation practice have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

In May 2008, the FASB issued FASB Staff Position ("FSP") APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)," ("FSP APB 14-1"), which changes the accounting treatment for convertible debt instruments that allow for either mandatory or optional cash settlements. FSP APB 14-1 will require the issuer of convertible debt instruments with cash settlement features to separately account for the liability and equity components of the instrument. Our $207.5 million of subordinated convertible notes will be subject to the provisions of this proposal because under the notes we have the ability to elect cash settlement of the conversion value of the notes. The debt will be recognized at the present value of our cash flows discounted using our nonconvertible debt borrowing rate. The equity component will be recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. The FSP will also require an accretion of the resultant debt discount over the expected life of the debt. The transition guidance requires retrospective application to all periods presented and does not grandfather existing instruments. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008. The adoption in the first quarter of fiscal 2009 will result in the following changes on our Consolidated Balance Sheet: a decrease to convertible notes of approximately $46 million, an increase to additional paid in capital of approximately $45 million, an increase to accumulated deficit of approximately $19 million, an increase to deferred tax liability of approximately $19 million, and a decrease to other assets, net of approximately $1 million. It will also result in a material decrease to net income as a result of a material non-cash increase to interest expense to accrete the value of the debt from its fair value to its principle amount over the term of the subordinated convertible notes in the Consolidated Statements of Operations. For fiscal 2009, the incremental charge to interest expense as a result of the FSP will be $10 million. The incremental charge to interest expense that we will retrospectively present is approximately $9 million for fiscal 2008, $6 million for fiscal 2007, $3 million for fiscal 2006 and $1 million for fiscal 2005. These changes will not impact our cash flows from operating activities, investing activities or financing activities.

ITEM 1B: *UNRESOLVED STAFF COMMENTS.*

We, like other issuers, from time to time receive written comments from the staff of the SEC regarding our periodic or current reports under the Exchange Act. There are no comments that remain unresolved that we received not less than 180 days before the end of fiscal 2008.

ITEM 2: *PROPERTIES.*

The following table provides information about our owned, leased and licensed facilities as of March 9, 2009:

Use	Square Footage	Locations	Segment
Principal Office	104,000	King of Prussia, PA	
Offices	160,851	King of Prussia, PA; Roanoke, VA; Barcelona, Spain; Los Angeles, CA; San Jose, CA; Pacoima, CA; and Chadderton, United Kingdom	e-Commerce services
Offices	101,134	King of Prussia, PA; Lexington, MA; London, England; New York, NY; and Bellevue, WA	Interactive Marketing Services
Fulfillment Centers	2,456,436	Richwood, KY; Martinsville, VA; Louisville,KY; Shepherdsville, KY; Pacoima, CA; and Chadderton, United Kingdom	e-Commerce services
Call Centers	260,336	Melbourne, FL; Eau Claire, WI; Martinsville, VA; Brusnwick, GA; Pacoima, CA; and Chadderton, United Kingdom	e-Commerce services

We also lease additional space to fill short term needs on an as needed basis. We believe that our properties are adequate for our present needs and that suitable additional or replacement space will be available as required.

We own our principal executive office in King of Prussia, Pennsylvania, which is subject to a $13.0 million mortgage. We also have an option through March 2010 to purchase an additional building lot adjacent to our principal executive office in King of Prussia, Pennsylvania. We own another office in King of Prussia, Pennsylvania, a fulfillment center in Louisville, KY, and a call center in Eau Claire, WI which are not subject to a mortgage.

ITEM 3: *LEGAL PROCEEDINGS.*

We are involved in various litigation incidental to our business, including alleged contractual claims, claims relating to infringement of intellectual property rights of third parties, claims relating to the manner in which goods are sold through our e-commerce platform and claims relating to our collection of sales taxes in certain states. We currently collect sales taxes for goods owned and sold by us and shipped into certain states. As a result, we are subject from time to time to claims from other states alleging that we failed to collect and remit sales taxes for sales and shipments of products to customers in those states.

Based on the merits of the cases and/or the amounts claimed, we do not believe that any claims are likely to have a material adverse effect on our business, financial position or results of operations. We may, however, incur substantial expenses and devote substantial time to defend these claims whether or not such claims are meritorious. In addition, litigation is inherently unpredictable. In the event of a determination adverse to us, we may incur substantial monetary liability and may be required to implement expensive changes in our business practices, enter into costly royalty or licensing agreements, or begin to collect sales taxes in states in which we previously did not. An adverse determination could have a material adverse effect on our business, financial position or results of operations.

ITEM 4: *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.*

No matters were submitted to a vote of our stockholders during the fiscal quarter ended January 3, 2009.

ITEM 4.1: ***EXECUTIVE OFFICERS OF THE REGISTRANT.***

The following table sets forth information regarding each of our executive officers who, with the exception of Mr. Rubin, are not also directors:

Name	Age(1)	Title
Michael G. Rubin	36	Chairman, President and Chief Executive Officer
Michael R. Conn	38	Executive Vice President, Finance and Chief Financial Officer
Stephen J. Gold	49	Executive Vice President and Chief Information Officer
J. Scott Hardy	47	Executive Vice President, Business Management
Arthur H. Miller	55	Executive Vice President and General Counsel
Damon Mintzer	43	Executive Vice President, Sales

(1) As of March 1, 2009

Set forth below are brief descriptions of the business experience for at least the past five years of our executive officers, who, with the exception of Mr. Rubin, are not also directors.

Michael G. Rubin has served as our chairman of the board and chief executive officer since July 1995, as co-president from May 2004 through October 2006 and president from July 1995 to May 2004 and since October 2006.

Michael R. Conn has served as our executive vice president, finance and chief financial officer since March 2007 and our senior vice president, finance and chief financial officer from January 2006 through March 2007. He served as our senior vice president of corporate development from July 2004 until January 2006, senior vice president, business development from June 2000 through July 2004 and senior vice president of strategic development from February 1999 through June 2000. From June 1993 to February 1999, Mr. Conn was employed at Gruntal & Co. L.L.C., an investment banking firm based in New York, New York and served most recently as vice president, research.

Stephen J. Gold has served as our executive vice president and chief information officer since February 2005. From November 2003 until February 2005, he served as corporate vice president and divisional chief information officer of Merck & Company, Inc., a pharmaceutical company. Prior thereto, he held various positions with Medco Health Solutions, Inc., a prescription benefits management company, from July 1993 to September 2003, when it was a subsidiary of Merck. Most recently, he served as senior vice president and chief information officer and senior vice president, electronic commerce at Medco Health Solutions, Inc.

J. Scott Hardy has served as our executive vice president, business management since May 2007. From March 2004 to May 2007 Mr. Hardy was Vice President at BearingPoint, Inc., a consulting and systems integration firm, responsible for the Americas Consumer Markets Practice. From February 2001 to March 2004 Mr. Hardy was a managing director at BearingPoint, Inc., and before that was a partner at KPMG LLC prior to the spin-off of BearingPoint from KPMG.

Arthur H. Miller has served as our executive vice president and general counsel since September 1999. From January 1988 to September 1999, Mr. Miller was a partner at Blank Rome LLP, a law firm based in Philadelphia, PA. Mr. Miller joined Blank Rome in April 1983.

Damon Mintzer has served as our executive vice president, sales since July 2004 and served as president and chief operating officer of Global-QVC Solutions, Inc., a wholly owned subsidiary of ours, from June 2001 to November 2006. From October 1999 to May 2001, Mr. Mintzer worked for WHN.com, a developer and operator of e-commerce businesses for entertainment companies. He first served as vice president of business development and then as senior vice president and general manager of one of WHN's two business units. From 1998 to October 1999, Mr. Mintzer served as director of sales for the Asia Pacific region for Modus Media International, Inc., a supply chain services company. From 1995 to 1998, Mr. Mintzer served as director of business development for Modus Media International/Stream International, which was a subsidiary of R.R. Donnelley & Sons Co.

PART II

ITEM 5: *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.*

The following table sets forth the high and low sales prices per share of our common stock as reported on the NASDAQ Global Select Market under the symbol "GSIC."

	Common Stock Price	
	High	**Low**
Fiscal 2007		
First Quarter	$23.25	$16.09
Second Quarter	$24.75	$19.85
Third Quarter	$27.38	$19.65
Fourth Quarter	$29.27	$19.06
Fiscal 2008		
First Quarter	$19.75	$ 9.54
Second Quarter	$16.63	$10.91
Third Quarter	$18.24	$11.15
Fourth Quarter	$15.81	$ 5.69

As of March 9, 2009, we had approximately 1,840 stockholders of record. The last reported sales price per share for our common stock on March 9, 2009, as reported on the NASDAQ Global Select Market, was $9.61.

We have never declared or paid a cash dividend on our common stock. We currently intend to retain any future earnings to fund our growth and, therefore, do not anticipate declaring or paying any cash dividends on our common stock for the foreseeable future. In addition, the terms of our secured revolving bank credit facility prohibit us from declaring or paying dividends on our common stock.

We made no repurchases of our common stock during the fourth quarter of fiscal 2008.

STOCK PERFORMANCE GRAPH

The following graph shows a comparison of the cumulative total return for our common stock, the Morgan Stanley Internet Index and the NASDAQ Composite, assuming an investment of $100 in each on January 3, 2004, and the reinvestment of all dividends. The data points used for the performance graph are listed below.



DOLLARS
400
300
200
100
0
GSI Commerce, Inc.
Morgan Stanley Internet Index
NASDAQ Composite
1/3/2004
1/1/2005
12/31/2005
12/30/2006
12/29/2007
1/3/2009

Total Return Analysis

	1/3/2004	1/1/2005	12/31/2005	12/30/2006	12/29/2007	1/3/2009
GSI Commerce, Inc.	**$100.00**	**$186.18**	**$158.01**	**$196.34**	**$204.61**	**$112.98**
Morgan Stanley Internet Index	**$100.00**	**$110.08**	**$112.88**	**$126.51**	**$138.13**	**$ 80.47**
Nasdaq Composite	**$100.00**	**$110.55**	**$111.64**	**$127.19**	**$168.66**	**$ 86.86**

Note: Stock price performance shown in this Performance Graph for our common stock is historical and not necessarily indicative of future price performance. The information contained in this Performance Graph is not "soliciting material" and has not been "filed" with the Securities and Exchange Commission. This Performance Graph will not be incorporated by reference into any of our future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934.

EQUITY COMPENSATION PLAN INFORMATION

Information about securities authorized for issuance under our equity compensation plan appears in Part III, Item 12 of this Annual Report on Form 10-K.

ITEM 6: *SELECTED FINANCIAL DATA.*

The following tables present portions of our financial statements and are not complete. You should read the following selected consolidated financial data together with our consolidated financial statements and related notes to our financial statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors." The selected statement of operations data for fiscal 2006, fiscal 2007 and fiscal 2008 and the balance sheet data as of the end of fiscal 2007 and fiscal 2008 are derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The selected statement of operations data for fiscal 2004 and fiscal 2005 and the balance sheet data as of the end of fiscal 2004, fiscal 2005 and fiscal 2006 are derived from our audited consolidated financial statements that are not included in this Annual Report on Form 10-K.

	Fiscal Year Ended				
	January 1, 2005	December 31, 2005	December 30, 2006	December 29, 2007	January 3, 2009
Revenues:					
Net revenues from product sales	$274,988	$355,374	$461,183	$512,194	$577,073
Service fee revenues	60,116	85,018	148,370	237,763	389,853
Net revenues	335,104	440,392	609,553	749,957	966,926
Total costs and expenses(1)	335,505	437,514	599,906	745,015	975,938
Income (loss) from operations	(401)	2,878	9,647	4,942	(9,012)
Total other (income) expense	(64)	(142)	(58)	1,990	11,281
Income (loss) before income taxes	(337)	3,020	9,705	2,952	(20,293)
Provision (benefit) for income taxes(2)	—	321	(43,728)	(87)	(3,370)
Net income (loss) before cumulative effect of change in accounting principle	(337)	2,699	53,433	3,039	(16,923)
Cumulative effect of change in accounting principle	—	—	268	—	—
Net income (loss)	$ (337)	$ 2,699	$ 53,701	$ 3,039	$ (16,923)
Basic earnings (loss) per share:					
Prior to cumulative effect of change in accounting principle	$ (0.01)	$ 0.06	$ 1.18	$ 0.07	$ (0.36)
Net income (loss) per share	$ (0.01)	$ 0.06	$ 1.19	$ 0.07	$ (0.36)
Diluted earnings (loss) per share:					
Prior to cumulative effect of change in accounting principle	$ (0.01)	$ 0.06	$ 1.09	$ 0.06	$ (0.36)
Net income (loss) per share(3)	$ (0.01)	$ 0.06	$ 1.10	$ 0.06	$ (0.36)
BALANCE SHEET DATA:					
Total assets	$231,823	$332,646	$463,557	$693,640	$734,896
Total long-tem liabilities(4)	13,564	70,594	74,257	240,379	246,947
Working capital(5)	30,106	109,804	125,172	165,822	40,938
Stockholders' equity	118,053	153,173	227,707	249,421	247,818

(1) Beginning in fiscal 2006, we adopted the provisions of Statement of Financial Accounting Standards 123(R), "Share-Based Payment," for recognizing stock-based compensation. We recognized $18.2 million in fiscal 2008, $8.4 million in fiscal 2007, $7.6 million in fiscal 2006, $3.8 million in fiscal 2005 and $3.6 million in fiscal 2004.

(2) Included in fiscal 2006 was a $44.4 million non-cash income tax benefit. For additional information, see Note 11, *Income Taxes*, to our consolidated financial statements included in Item 15, *Exhibits and Financial Statement Schedule*, of this Annual Report on Form 10-K.

(3) For additional information on the diluted earnings (loss) per share calculation, see Note 12, *Earnings Per Share*, to our consolidated financial statements included in Item 15, *Exhibits and Financial Statement Schedule*, of this Annual Report on Form 10-K.

(4) In fiscal 2007, we completed a subordinated convertible notes offering of $150.0 million. For additional information, see Note 7, *Long-Term Debt and Credit Facility*, to our consolidated financial statements included in Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K.

(5) In fiscal 2008, we acquired e-Dialog, Inc. for $150.1 million, including acquisition costs. Note 6, *Acquisitions*, to our consolidated financial statements included in Item 15, *Exhibits and Financial Statement Schedule*, of this Annual Report on Form 10-K.

ITEM 7: *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.*

All statements made in this Annual Report on Form 10-K, other than statements of historical fact, are forward -looking statements, as defined under federal securities law. The words "look forward to," "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "will," "would," "should," "could," "guidance," "potential," "opportunity," "continue," "project," "forecast," "confident," "prospects," "schedule," "designed," "future" "discussions," "if" and similar expressions typically are used to identify forward -looking statements. Forward -looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward -looking statements. Factors which may affect our business, financial condition and operating results include the effects of changes in the economy, consumer spending, the financial markets and the industries in which we and our clients operate, changes affecting the Internet and e-commerce, our ability to develop and maintain relationships with strategic clients and suppliers and the timing of our establishment, extension or termination of our relationships with strategic clients, our ability to timely and successfully develop, maintain and protect our technology, confidential and proprietary information, and product and service offerings and execute operationally, our ability to attract and retain qualified personnel, our ability to successfully integrate our acquisitions of other businesses, and the performance of acquired businesses. In addition, the current global economic environment amplifies many of these risks. More information about potential factors that could affect us is described in Item 1A of Part I, "Risk Factors." We expressly disclaim any intent or obligation to update these forward-looking statements.

Executive Overview

Fiscal 2008 Financial Results and Significant Events:

- Net revenues grew $216.9 million, or 29%, over fiscal 2007. Net income decreased from $3.0 million in fiscal 2007 to a loss of $16.9 million in fiscal 2008.

- In January 2008, we entered into a secured bank line of credit with an initial borrowing availability of $75 million. In May 2008, we increased the line of credit by $15 million, expanding our total borrowing availability to $90 million. The five-year, line of credit is available to us for working capital and general corporate purposes, including possible acquisitions, and contains certain financial and negative covenants with which we must comply. As of January 3, 2009, there were no outstanding borrowings under the line of credit and we were in compliance with all covenants.

- In February 2008, we acquired e-Dialog, a provider of advanced e-mail marketing services and solutions to more than 100 companies in the U.S. and Europe, for $150.1 million, including acquisition costs. We believe that the acquisition will expand the breadth and depth of our interactive marketing services capabilities, our reach into existing and new vertical markets, and our growing European presence.

Events Subsequent to Fiscal 2008:

- In January 2009, we terminated the agreement we entered into in October 2008 to acquire Innotrac Corporation, an e-commerce fulfillment and customer care services provider. The parties mutually agreed to terminate the agreement based on current prevailing market valuations. Neither party has any financial obligation to the other party as a result of the termination.

2009 Outlook:

- We expect a modest decrease in net revenues due primarily to the liquidation of the business of a client that was one of our top ten contributors of service fee revenues for fiscal 2008 and fiscal 2007, and the transition during fiscal 2009 of one owned inventory client to a non-owned inventory deal structure. We believe that the client transition will result in a decrease in net revenues from product sales partially offset by an increase in service fee revenues in fiscal 2009 and it will have no material effect on earnings. We also expect this transition will decrease our cost of revenues from product sales and our marketing expenses in fiscal 2009. In addition, we believe, due to the current economic environment, same store e-commerce revenues in fiscal 2009 will grow at a more moderate rate than in fiscal 2008 and that capital expenditures will modestly decrease in fiscal 2009. We believe we will have a net loss in fiscal 2009.

Results of Operations

Comparison of Fiscal 2008 and 2007 (amounts in tables in millions):

Net Revenues

We derive our revenues from sales of products by us through our clients' e-commerce businesses, service fees earned by us in connection with the development and operation of our clients' e-commerce businesses, and through service fees earned by us through our provision of interactive marketing services.

	Fiscal 2007		Fiscal 2008		Fiscal 2008 vs. Fiscal 2007	
					$ Change	% Change
Net Revenues by Type:						
Net revenues from product sales	$512.2	68.3%	$577.1	59.7%	$ 64.9	12.7%
Service fee revenues	237.8	31.7%	389.8	40.3%	152.0	63.9%
Total net revenues	$750.0	100.0%	$966.9	100.0%	$216.9	28.9%
Net Revenues by Segment:						
E-Commerce services	$737.9	98.4%	$900.0	93.1%	$162.1	22.0%
Interactive marketing services	26.9	3.6%	84.5	8.7%	57.6	214.1%
Intersegment eliminations	(14.8)	(2.0)%	(17.6)	(1.8)%	(2.8)	18.9%
Total net revenues	$750.0	100.0%	$966.9	100.0%	$216.9	28.9%

Net Revenues by Type

Net Revenues from Product Sales. Net revenues from product sales are derived from the sale of products by us through our clients' e-commerce Web stores and include outbound shipping charges for all clients for which we provide fulfillment services. Net revenues from product sales are net of allowances for returns and discounts. We recognize revenue from product sales and shipping when products are shipped and title and risk of ownership passes to the consumer.

Net revenues from product sales increased $64.9 million in fiscal 2008. This increase was primarily due to revenue growth from our professional sports league clients and an increase in shipping revenue, partially offset by a decrease in sales from one consumer electronics client. Of this increase, $34.3 million was due to the increase in revenues from clients that operated for the entirety of both periods, $29.5 million was due to the increase in revenues from clients that initially began generating revenue during fiscal 2007, which includes clients of Accretive which we acquired during the third quarter of fiscal 2007, and $1.1 million was due to the increase in revenues from clients that were launched in fiscal 2008. Shipping revenue for all clients for which we provide fulfillment services was $120.2 million for fiscal 2008 and $82.9 million for fiscal 2007. Fiscal 2008 included 53 weeks compared to 52 weeks for fiscal 2007, and the extra week added incremental net revenues from product sales of approximately $11.0 million.

Service Fee Revenues. Service fee revenues include revenues from the provision of e-commerce services and interactive marketing services. E-commerce service fee revenues are generated from a client's use of one or more of our e-commerce platform components, which include technology, fulfillment and customer care, as well as from professional services and gift card breakage. Interactive marketing services service fee revenues are generated from online marketing, advertising, email and design services. Service fee revenues can be fixed or variable and are based on the activity performed, the value of merchandise sold, or the gross profit from a transaction.

Service fee revenues increased $152.0 million in fiscal 2008. This increase was primarily due to the acquisitions of Accretive and e-Dialog, which closed in the third quarter of fiscal 2007 and first quarter of fiscal 2008, respectively, as well as growth from clients that operated for the entirety of fiscal years 2007 and 2008. Of this increase, $69.4 million was attributable to clients that launched in fiscal 2008, including the addition of e-Dialog clients. Also included in the $69.4 million increase was $3.0 million from gift card breakage, for which we began recognizing revenue in fiscal 2008. $53.0 million of the increase was from clients that initially began generating revenue during fiscal 2007, including the addition of Accretive clients, and $29.6 million was from clients that operated for the entirety of both periods. The $29.6 million increase for clients the operated for the entirety of both periods decreased from the $36.8 million increase for clients that operated for the entirety of fiscal 2007 and fiscal 2006 due primarily to a decline in the growth rate of existing client sales and the liquidation of the business of a client that was one of our top ten contributors of service fee revenues for fiscal 2008 and fiscal 2007. The extra week in fiscal 2008 compared to fiscal 2007 added incremental service fee revenues of approximately $7.5 million.

For fiscal 2009, we expect a decrease in net revenues from product sales due to the transition of one owned inventory client to a non-owned inventory deal structure. This transition is also expected to result in an increase in service fee revenues in fiscal 2009, but an overall decline in total net revenues.

Net Revenues by Segment

E-Commerce Services Segment Revenues. Net revenues from e-commerce services increased $162.1 million in fiscal 2008. This increase was comprised of $97.2 million from service fee revenues (an increase from $225.7 million in fiscal 2007 to $322.9 million in fiscal 2008) and $64.9 million from net revenues from product sales (an increase from $512.2 million in fiscal 2007 to $577.1 million in fiscal 2008).

Of the $162.1 million increase in net revenues from our e-commerce services segment, $77.0 million was from clients that initially began generating revenue during fiscal 2007, including the addition of Accretive clients, $62.6 million was from clients that operated for the entirety of both periods, and $22.5 million was from clients that launched in fiscal 2008.

Of the $97.2 million service fee revenue increase, $47.5 million was from clients that launched during fiscal 2007, including the addition of Accretive clients, $28.3 million was from clients that operated for the entirety of both periods, and $21.4 million was from clients that launched during fiscal 2008. See the discussion above under *Net Revenues by Type — Net Revenues from Product Sales* for a discussion of the $64.9 million increase in net revenues from product sales.

Interactive Marketing Services Segment Revenues. Net revenues increased $57.6 million due primarily to the acquisition of e-Dialog in February 2008 and, to a lesser extent, growth in our online marketing, design, and digital photo studio services.

Costs and Expenses

Costs and expenses consist of costs of revenues from product sales, marketing expenses, account management and operations expenses, product development expenses, general and administrative expenses and depreciation and amortization expenses. Starting in the second quarter of fiscal 2008, we replaced the former expense line of sales and marketing with two separate line items: (i) marketing, and (ii) account management and operations. We conformed all periods presented to this presentation. This change was made to enable investors to analyze the Company's expenses in a manner consistent with management's internal view which is used to manage the business.

	Fiscal 2007		Fiscal 2008		Fiscal 2008 vs. Fiscal 2007	
	$	% of Net Revenues	$	% of Net Revenues	$ Change	% Change
Cost of revenues from product sales	$356.5	47.5%	$405.3	41.9%	$ 48.8	13.7%
Marketing	64.6	8.6%	70.3	7.3%	5.7	8.8%
Account management and operations	177.3	23.6%	259.9	26.9%	82.6	46.6%
Product development	65.9	8.8%	104.0	10.7%	38.1	57.8%
General and administrative	43.4	5.8%	68.3	7.1%	24.9	57.4%
Depreciation and amortization	37.3	5.0%	68.1	7.0%	30.8	82.6%
Total costs and expenses	$745.0	99.3%	$975.9	100.9%	$230.9	31.0%

Cost of Revenues from Product Sales. Costs of revenues from product sales consist primarily of direct costs associated with (i) products we sell through our clients Web stores, and (ii) our shipping charges for all clients for which we provide fulfillment services. All costs of revenues from product sales were attributable to our e-commerce services segment.

	Fiscal 2007	Fiscal 2008
Cost of revenues from product sales	$356.5	$405.3
As a percentage of net revenues from product sales	69.6%	70.2%

Cost of revenues from product sales increased $48.8 million in fiscal 2008. The decrease in cost of revenues as a percentage of net revenues from 47.5% in fiscal 2007 to 41.9% in fiscal 2008 was primarily due to the higher percentage increase in service fees compared to the percentage increase in product sales, because service fees have no associated cost of revenue. We continue to expect a decrease in cost of revenues from product sales as a percentage of net revenues as we believe that the growth in service fee revenues will continue to exceed the growth in net revenues from product sales.

The increase in cost of revenues from product sales as a percentage of net revenues from product sales from 69.6% in fiscal 2007 to 70.2% in fiscal 2008 was primarily due to an increase in shipping revenue. Our cost of generating shipping revenue is higher than our cost of generating revenue on sale of the underlying physical product.

Marketing. Marketing expenses consist primarily of net client revenue share charges, promotional free shipping and subsidized shipping and handling costs, catalog costs, and net advertising and promotional expenses. All marketing expenses were attributable to our e-commerce services segment and generally supported revenues from product sales.

	Fiscal 2007	Fiscal 2008
Marketing	$64.6	$70.3
As a percentage of net revenues from product sales	12.6%	12.2%

Marketing expenses increased $5.7 million in fiscal 2008. As a percentage of net revenues, marketing expenses decreased from 8.6% in fiscal 2007 to 7.3% in fiscal 2008. This decrease was primarily due to the higher percentage increase in service fees compared to the percentage increase in product sales, because service fees typically have no associated marketing expenses.

As a percentage of net revenues from product sales, marketing expenses decreased slightly from 12.6% in fiscal 2007 to 12.2% in fiscal 2008 due a to decrease in promotional free shipping and subsidized shipping and handling costs. The $5.7 million increase in marketing expenses was primarily due to a $6.5 million increase in client revenue share expenses caused by growth in revenue from our professional sports league clients, and a $1.1 million increase in catalog costs, partially offset by a $1.9 million decrease in promotional free shipping and subsidized shipping and handling costs. We believe that marketing expenses will decrease in absolute dollars during fiscal 2009 compared to fiscal 2008, because of the expected decrease in net revenues from product sales due to the transition of one owned inventory client to a non-owned inventory deal structure. We continue to expect a decrease in marketing expenses as a percentage of net revenues, as we believe that the growth in service fee revenues will continue to exceed the growth in net revenues from product sales.

Account Management and Operations. Account management and operations expenses consist primarily of costs to operate our fulfillment centers and customer care centers, credit card fees, and payroll related to our buying, business management, operations and marketing functions.

Account management and operations expenses increased $82.6 million in fiscal 2008. As a percentage of net revenues, account management and operations expenses increased from 23.6% in fiscal 2007 to 26.9% in fiscal 2008. The increases in absolute dollars and as a percentage of net revenues were primarily due to the e-Dialog, Zendor.com Ltd. ("Zendor") and Accretive acquisitions in February 2008, December 2007 and September 2007, respectively, and start-up, occupancy and payroll expenses related to our Richwood, Kentucky fulfillment center, which commenced operations in the second quarter of fiscal 2007. The $82.6 million increase in account management and operations expenses was due to a $53.6 million increase in payroll and related costs mostly in our customer care and fulfillment operations, a $14.0 million increase in office expenses and occupancy costs, a $7.2 million increase in credit card fees, and a $7.8 million increase in other account management and operations costs which include professional fees and communication costs. We believe that account management and operations expenses will increase in absolute dollars during fiscal 2009 compared to fiscal 2008, as we plan to continue to grow by adding new clients and by expanding our domestic and international e-commerce businesses and our interactive marketing services business.

Product Development. Product development expenses consist primarily of expenses associated with planning, maintaining and operating our proprietary e-commerce and e-mail platforms and related systems, and payroll and related expenses for engineering, production, creative and management information systems.

Product development expenses increased $38.1 million in fiscal 2008. As a percentage of net revenues, product development expenses increased from 8.8% in fiscal 2007 to 10.7% fiscal 2008. The increases in absolute dollars and as a percentage of net revenues were primarily due to the e-Dialog, Zendor and Accretive acquisitions, payroll expenses and professional fees incurred for client launches during fiscal 2008 and expected future client launches, and increased expenses to enhance the technology features and functionality on our e-commerce platform. The $38.1 million increase in product development expenses was primarily due to a $24.8 million increase in personnel and related costs, a $4.8 million increase in professional fees, a $2.9 million increase in office expenses and occupancy costs, a $2.9 million increase in software and equipment maintenance, and a $2.7 million increase in other product development costs. We continue to believe that product development expenses will increase in absolute dollars in fiscal 2009 compared to fiscal 2008, as we plan to continue to launch additional client Web stores and to invest in our e-commerce and interactive marketing services platforms and expand our international operations.

General and Administrative. General and administrative expenses consist primarily of payroll and related expenses for executive, finance, human resources, legal, sales and administrative personnel, as well as bad debt expense and occupancy costs for our headquarters and other offices.

General and administrative expenses increased $24.9 million in fiscal 2008. As a percentage of net revenues, general and administrative expenses increased from 5.8% in fiscal 2007 to 7.1% in fiscal 2008. The increases in absolute dollars and as a percentage of net revenues were primarily due to the e-Dialog, Zendor and Accretive acquisitions, the addition of new clients, the expansion of the e-commerce businesses of our existing clients and the expansion of our interactive marketing services business. The $24.9 million increase in general and administrative expenses was primarily due to a $16.8 million increase in personnel and related costs to support the growth of our business, a $4.7 million increase in professional fees, a $1.2 million increase in office expenses and occupancy costs, $0.9 million in deal costs for a potential acquisition no longer deemed probable, and a $1.3 million increase in other general and administrative costs. We continue to believe that general and administrative expenses will increase in absolute dollars in fiscal 2009 compared to fiscal 2008 as we expect to add new clients, expand our e-commerce and interactive marketing services platforms, and expand our international operations.

Depreciation and Amortization. Depreciation and amortization expenses relate primarily to the depreciation or amortization of the capitalized costs for our purchased and internally -developed technology, including a portion of the cost related to the employees that developed such technology, hardware and software; furniture and equipment at our corporate headquarters, fulfillment centers and customer care centers; the office buildings and other facilities owned by us; and acquisition-related intangible assets.

Depreciation and amortization expenses increased $30.8 million in fiscal 2008. As a percentage of net revenues, depreciation and amortization expenses increased from 5.0% in fiscal 2007 to 7.0% in fiscal 2008. Depreciation expenses increased $21.8 million due to the depreciation of prior and current year fixed asset additions. Amortization expenses increased $9.0 million primarily due to the intangible asset amortization in connection with the Accretive and e-Dialog acquisitions. While we expect capital expenditures for fiscal 2009 to decrease, we continue to believe that depreciation expenses will increase in fiscal 2009 compared to fiscal 2008, as we continue to depreciate capital expenditures incurred in prior years. We believe that amortization expenses will decrease in fiscal 2009 compared to fiscal 2008 due a decrease in intangible asset amortization associated with the Accretive and e-Dialog acquisitions.

Fiscal 2008 included 53 weeks compared to 52 weeks for fiscal 2007. The extra week did not materially impact our costs and expenses for fiscal 2008.

Comparison of Fiscal 2007 and 2006 (amounts in tables in millions):

Net Revenues

	Fiscal 2006		Fiscal 2007		Fiscal 2007 vs. Fiscal 2006	
					$ Change	% Change
Net Revenues by Type:						
Net revenues from product sales	$461.2	75.7%	$512.2	68.3%	$ 51.0	11.1%
Service fee revenues	148.4	24.3%	237.8	31.7%	89.4	60.2%
Total net revenues	$609.6	100.0%	$750.0	100.0%	$140.4	23.0%
Net Revenues by Segment:						
E-Commerce services	$600.8	98.6%	$737.9	98.4%	$137.1	22.8%
Interactive marketing services	18.9	3.1%	26.9	3.6%	8.0	42.3%
Intersegment eliminations	(10.1)	(1.7)%	(14.8)	(2.0)%	(4.7)	46.5%
Total net revenues	$609.6	100.0%	$750.0	100%	$140.4	23.0%

Net Revenues by Type

Net Revenues from Product Sales. Net revenues from product sales increased $51.0 million. This increase was primarily due to an increase from our sporting goods clients of $69.8 million in fiscal 2007 partially offset by a decrease in sales from one electronics client. Of the $69.8 million increase, $32.9 million was due to clients that were launched during fiscal 2006, $19.9 million was due to clients that operated for the entirety of both periods, and $17.0 million was due to clients that initially began generating revenue during fiscal 2007. Other net revenues from product sales decreased primarily due to one client that operated for the entirety of both periods, partially offset by an increase in shipping revenue. Shipping revenue for all clients for which we provide fulfillment services was $82.9 million for fiscal 2007 and $59.2 million for fiscal 2006.

Service Fee Revenues. Service fee revenues increased $89.4 million in fiscal 2007. Of this increase, $36.8 million was due to e-commerce related service fees attributable to clients that operated for the entirety of both periods, $32.6 million was due to the addition of new clients that were either launched in fiscal 2007 or were clients of Accretive, and $20.0 million was due to clients that operated in part of fiscal 2006 and all of fiscal 2007.

Net Revenues by Segment

E-Commerce Services Segment Revenues. Net revenues increased $137.1 million due to an increase in revenues of $58.8 million for clients that launched during fiscal 2006, $53.4 million for clients that initially began generating revenue during fiscal 2007, and $24.9 million for clients that operated during the entirety of both periods.

Of the $137.1 million increase, e-commerce service fee revenues increased $86.1 million from $139.6 million in fiscal 2006 to $225.7 million in fiscal 2007. Of the $86.1 million increase in e-commerce service fee revenues, $33.5 million was due to growth from clients that operated for the entirety of both periods, $32.6 million was due to revenues from clients that initially began generating revenue in fiscal 2007 including the addition of Accretive clients, and $20.0 million was due to revenues from clients that launched in fiscal 2006. E-commerce net revenues from product sales increased from $461.2 million in fiscal 2006 to $512.2 million in fiscal 2007 representing a $51.0 million increase. This increase in net revenues from product sales is discussed above under *Net Revenues by Type — Net Revenues from Product Sales.*

Interactive Marketing Services Segment Revenues. Net revenues increased $8.0 million due primarily to growth in our online marketing, design and digital photo studio practices.

Costs and Expenses

	Fiscal 2006		Fiscal 2007		Fiscal 2007 vs. Fiscal 2006	
	$	% of Net Revenues	$	% of Net Revenues	$ Change	% Change
Cost of revenues from product sales	$331.2	54.3%	$356.5	47.5%	$ 25.3	7.6%
Marketing	48.6	8.0%	64.6	8.6%	16.0	32.9%
Account management and operations	117.3	19.2%	177.3	23.6%	60.0	51.2%
Product development	45.4	7.5%	65.9	8.8%	20.5	45.2%
General and administrative	36.1	5.9%	43.4	5.8%	7.3	20.2%
Depreciation and amortization	21.3	3.5%	37.3	5.0%	16.0	75.1%
Total costs and expenses	$599.9	98.4%	$745.0	99.3%	$145.1	24.2%

Cost of Revenues from Product Sales:

	Fiscal 2006	Fiscal 2007
Cost of revenues from product sales	$331.2	$356.5
As a percentage of net revenues from product sales	71.8%	69.6%

The decrease in cost of revenues from product sales as a percentage of net revenues from 54.3% in fiscal 2006 to 47.5% in fiscal 2007 was primarily due to the higher percentage increase in service fees compared to the percentage increase in product sales, because service fees have no associated cost of revenue.

The decrease in cost of revenues from product sales as a percentage of net revenues from product sales from 71.8% in fiscal 2006 to 69.6% in fiscal 2007 was primarily due to an increase in product sales from our sporting goods clients. Product sales from our sporting goods clients carry a lower percentage of cost of revenues than product sales from our non-sporting goods clients. Product sales from our sporting goods clients increased to 75.1% of total net revenues from product sales in fiscal 2007 compared to 68.2% in fiscal 2006.

Marketing:

	Fiscal 2006	Fiscal 2007
Marketing	$48.6	$64.6
As a percentage of net revenues from product sales	10.5%	12.6%

Marketing expenses increased $16.0 million in fiscal 2007. As a percentage of net revenues, marketing expenses increased from 8.0% in fiscal 2006 to 8.6% in fiscal 2007. The increase in absolute dollars was primarily due to an increase in our client revenue share payments due to the growth of our net revenues from product sales. The $16.0 million increase in marketing expenses was primarily due to a $10.3 million increase in client revenue share expenses, a $5.6 million increase in advertising costs, and $0.1 million in other marketing costs.

The increase in marketing expenses as a percentage of net revenues from product sales from 10.5% in fiscal 2006 to 12.6% in fiscal 2007 was primarily due to the increase in our client revenue share payments and advertising costs.

Account management and operations. Account management and operations expenses increased $60.0 million in fiscal 2007. As a percentage of net revenues, account management and operations increased from 19.2% in fiscal 2006 to 23.6% in fiscal 2007. This increase was primarily due to the addition of Accretive's facilities in the third quarter of fiscal 2007, start-up, occupancy and payroll expenses related to our Richwood, Kentucky fulfillment center, which commenced operations in the second quarter of fiscal 2007, and our Eau Claire, Wisconsin customer care center, which commenced operations in the third quarter of fiscal 2006. The $60.0 million increase in account management and operations expenses was primarily due to a $34.2 million increase in payroll and related costs mostly in our customer care and fulfillment operations, a $10.8 million increase in credit card fees, a $6.9 million increase in office expenses and occupancy costs, a $2.8 million increase in packaging supplies and a $5.3 million increase in other account management and operations costs which include non-income taxes, insurance, software maintenance, and communication costs.

Product Development. Product development expenses increased $20.5 million in fiscal 2007. As a percentage of net revenues, product development expenses increased from 7.5% in fiscal 2006 to 8.8% in fiscal 2007. This percentage increase, as well as the increase in absolute dollars, was primarily due to payroll expenses incurred for client launches during fiscal 2007 and expected future client launches, and increased expenses to enhance the technology features and functionality on our e-commerce platform. The $20.5 million increase in product development costs was primarily due to a $13.4 million increase in personnel and related costs, a $3.5 million increase in professional fees and a $3.6 million increase in other product development costs.

General and Administrative. General and administrative expenses increased $7.3 million in fiscal 2007. As a percentage of net revenues, general and administrative expenses decreased from 5.9% in fiscal 2006 to 5.8% in fiscal 2007. This decrease was primarily due to our ability to utilize our existing infrastructure to support more growth in our business and a decrease in incentive compensation expense. The $7.3 million increase in general and administrative expenses was primarily due to a $2.0 million increase in bad debt expense, a $1.5 million increase in office expense and occupancy costs, a $1.4 million increase in personnel and related costs incurred to support the growth of our business, and a $2.4 million increase in other general and administrative costs.

Depreciation and Amortization. Depreciation and amortization expenses increased $16.0 million in fiscal 2007. As a percentage of net revenues, depreciation and amortization expenses increased from 3.5% in fiscal 2006 to 5.0% in fiscal 2007. Of this increase, $11.9 million was primarily due to increased technology purchases and capitalized costs related to internal -use software, $3.0 million was for intangible assets acquired in connection with the Accretive acquisition and $1.1 million was related to the amortization of other intangible assets.

Other (Income) Expense

Other (income) expense consists of interest expense, interest income, other expense, loss on sales of marketable securities, and impairment of equity investments. Interest expense consists primarily of interest related to our convertible notes and our line of credit. The interest income consists of interest earned on cash and cash equivalents. Other expense consists primarily of foreign currency transaction losses.

	Fiscal 2007		Fiscal 2008		Fiscal 2008 vs. Fiscal 2007	
	$	% of Net Revenues	$	% of Net Revenues	$ Change	% Change
Interest expense	$ 6.0	0.8%	$ 9.8	1.0%	$ 3.8	63.3%
Interest income	(9.3)	(1.2%)	(1.8)	(0.2%)	7.5	(80.6%)
Other expense	0.2	0.0%	1.6	0.2%	1.4	700.0%
Loss on sale of marketable securities	5.0	0.7%	—	0.0%	(5.0)	(100.0%)
Impairment of equity investments	—	0.0%	1.7	0.2%	1.7	100.0%
Total other expenses	$ 1.9	0.3%	$11.3	1.2%	$ 9.4	494.7%

Other expense increased $9.4 million in fiscal 2008. The $3.8 million increase in interest expense was primarily due to interest on our 2.5% convertible notes issued in July 2007 and our line of credit, which we entered into in January 2008. The $7.5 million decrease in interest income was due to lower cash balances and lower interest rates earned in fiscal 2008. The $1.4 million increase in other expense was primarily due to foreign currency exchange losses on transactions denominated in currencies other than the functional currency. The fiscal 2007 $5.0 million loss on sale of marketable securities related to the sale of our auction rate securities. The $1.7 million increase in impairment of equity investments was due to an other-than-temporary impairment on an equity investment incurred in fiscal 2008.

Total other income for fiscal 2006 was not material.

Income Taxes

Our effective tax rate for fiscal years 2008, 2007 and 2006 was 16.6%, −3.0% and −450.6%, respectively. Our tax rate is affected by recurring items such as tax rates in foreign jurisdictions and the relevant amount of income we earn in each jurisdiction, which has not been consistent as we seek to expand our presence in the international market, as well as the reversal of valuation allowances in some years. In addition to state income taxes, the following items had the most significant impact on the difference between our effective income tax rate and the statutory U.S. federal income tax rate of 35%:

Fiscal 2008:

- A $2,085 (or 10.3%) reduction in the tax benefit primarily resulting from the imposition of a valuation allowance on foreign losses; and
- a $561 (or 2.8%) reduction in the tax benefit resulting from rate differences between U.S. and non-U.S. jurisdictions.

Fiscal 2007:

- A $294 (or 10.0%) increase in tax benefit resulting from the reversal of valuation allowance.

Fiscal 2006:

- A $41,492 (or 427.5%) increase in tax benefit resulting from the reversal of valuation allowance; and
- a $4,513 (or 46.5%) increase in tax benefit resulting from the increase in federal tax rate from 34% to 35% in recording deferred tax items.

Seasonality

We have experienced and expect to continue to experience seasonal fluctuations in our revenues from e-commerce services. These seasonal patterns will cause quarterly fluctuations in our operating results. We experience less seasonality in our revenues from interactive marketing services. The fourth fiscal quarter has accounted for and is expected to continue to account for a disproportionate percentage of our total annual revenues.

We believe that results of operations for any quarterly period may not be indicative of the results for any other quarter or for the full year. We recognized 40.5%, 44.7% and 42.2% of our annual net revenues during the fourth quarter of fiscals 2008, 2007 and 2006, respectively. For additional information, see Note 16, *Quarterly Results (Unaudited)*, to our consolidated financial statements included in Item 15, *Exhibits and Financial Statement Schedule*, of this Annual Report on Form 10-K.

Liquidity and Capital Resources

	Fiscal Year Ended		
	December 30, 2006	December 29, 2007	January 3, 2009
		(In millions)	
Cash and cash equivalents	$ 71.4	$231.5	$130.3
Marketable securities	113.1	—	—
Total cash, cash equivalents, and marketable securities	$184.5	$231.5	$130.3
Percentage of total assets	39.8%	33.4%	17.7%

Sources of Cash

Our principal sources of liquidity in fiscal 2008 were our cash and cash equivalents balances, cash provided by operating activities, and cash provided by financing activities, including cash borrowed under our secured revolving bank credit facility.

As of January 3, 2009, we had $130.3 million of cash and cash equivalents, compared to $231.5 million of cash and cash equivalents as of December 29, 2007. Cash equivalents are comprised of money market mutual funds.

Cash provided by operating activities was $96.0 million, $58.1 million, and $66.1 million in fiscal 2008, fiscal 2007, and fiscal 2006, respectively. Cash provided by operating activities is driven by our net income, adjusted for non-cash items and changes in operating assets and liabilities. Non-cash adjustments include depreciation, amortization, stock-based compensation expense and deferred income taxes. Cash provided by operating activities was greater than net loss in fiscal 2008 primarily due to the net impact of non-cash adjustments to income as well as an increase to our accounts payable and accrued expense balances.

We have experienced and expect to continue to experience seasonal fluctuations in our cash flows. We generate the majority of our cash from operating activities in our fourth fiscal quarter. In our first fiscal quarter, we typically use cash generated from operating activities in the fourth quarter of the prior fiscal year to satisfy accounts payable and accrued expenses incurred in the fourth fiscal quarter of our prior fiscal year. During our second and third fiscal quarters, we generally fund our operating expenses and capital expenditures from cash generated from operating activities, cash and cash equivalents, and/or cash from financing activities.

Cash provided by financing activities was primarily driven by proceeds from our secured revolving bank credit facility, proceeds from our equity and debt offerings, capital lease financings, and proceeds from employee stock option exercises. In January 2008, we entered into a $75 million secured revolving credit facility with a syndicate of banks which is collateralized by substantially all of our assets other than intellectual property. In May 2008, we increased our line of credit by $15 million, which increased the total borrowing availability to $90 million. The credit facility contains financial and restrictive covenants that limit our ability to engage in activities that may be in our long term best interests. We do not believe the financial covenants will limit our ability to utilize the entire borrowing availability in fiscal 2009, if necessary.

During fiscal 2008, we borrowed and also repaid $70 million on our secured revolving bank credit facility. During fiscal 2008, the maximum amount outstanding on our secured revolving bank credit facility was $40 million. During fiscal 2007, we issued subordinated convertible notes resulting in net proceeds of $145 million. Our cash proceeds from employee option exercises were $1.4 million in 2008, compared to $8.1 million and $10.2 million in fiscal 2007 and fiscal 2006, respectively. The downward trend in proceeds from option exercises was due primarily to our granting of restricted stock units since fiscal 2006 rather than stock options as well as our fluctuating stock price.

Uses of Cash

We invest cash to support our operations, our infrastructure needs, and as consideration for acquisitions and strategic investments. Cash used in investing activities is primarily attributable to capital expenditures and acquisitions.

Our capital expenditures totaled $57.2 million, $54.2 million, and $42.6 million in fiscal 2008, fiscal 2007, and fiscal 2006, respectively. Our capital expenditures have generally comprised purchases of computer hardware and software, internally developed software, furniture and fixtures, and real estate. Capital expenditures increased 5.5% in fiscal 2008 compared to the 27.2% increase in fiscal 2007. We expect a modest decrease in capital expenditures in fiscal 2009.

We invested $145.0 million in acquisitions in fiscal 2008, compared to $103.7 million and $8.3 million in acquisitions and equity investments in fiscal 2007 and fiscal 2006, respectively. Acquisitions in fiscal 2008 included e-Dialog and our fiscal 2007 acquisitions included Accretive and Zendor. Our acquisitions in fiscal 2006 primarily included Aspherio S.L.

Outlook

We expect to continue to generate positive cash flow from operations in fiscal 2009, the majority of which will be generated in our fourth fiscal quarter. We believe that our cash flow from operating activities, cash and cash equivalents balances, and borrowing availability under our secured revolving credit facility will be sufficient to meet our anticipated operating cash needs for at least the next 12 months. However, any projections of future cash needs and cash flows are subject to substantial uncertainty. See Item 1A of Part I, *Risk Factors.*

Holders of our 3% subordinated convertible notes due June 1, 2025 may require us to repurchase the notes at a repurchase price equal to 100% of their principal amount plus accrued and unpaid interest, if any, on June 1, 2010. In the event our holders require us to repurchase the notes in fiscal 2010, we expect to have sufficient liquidity from our cash from operating activities, our cash and cash equivalents and/or from our secured revolving bank credit facility to fund the repurchases as well as our operating cash needs.

We continually evaluate opportunities to sell additional equity or debt securities, obtain credit facilities, or repurchase, refinance, or otherwise restructure our long-term debt for strategic reasons or to further strengthen our financial position. Our secured revolving bank credit facility contains negative covenants including prohibitions on our ability to incur additional indebtedness. The sale of additional equity or convertible debt securities would likely be dilutive to our stockholders. In addition, we will, from time to time, consider the acquisition of, or investment in, complementary businesses, products, services, and technologies, which might affect our liquidity requirements or cause us to issue additional equity or debt securities. There can be no assurance that additional lines-of-credit or financing instruments will be available in amounts or on terms acceptable to us, if at all.

Contractual Obligations

We had the following contractual obligations as of the end of fiscal 2008 (in thousands):

	Payments due by fiscal year				
Contractual Obligation(1)(2)	**Total**	**Less than 1 Year**	**1-3 Years**	**4-5 Years**	**Thereafter**
Operating lease obligations	$ 65,309	$ 14,881	$ 24,672	$12,737	$ 13,019
Purchase obligations(3)	93,934	86,989	6,945	—	—
Client revenue share payments	159,919	21,643	54,901	29,525	53,850
Debt interest	36,916	6,813	9,750	8,979	11,374
Debt obligations	220,163	399	57,904	457	161,403
Capital lease obligations	29,047	6,159	11,902	9,239	1,747
Total contractual obligations	$605,288	$136,884	$166,074	$60,937	$241,393

---

(1) For additional information, see Note 7, *Long-Term Debt and Credit Facility*, and Note 8, *Commitments and Contingencies*, of the Notes to Consolidated Financial Statements, included in Item 15, *Exhibits and Financial Statement Schedule*, of this Annual Report on Form 10-K.

(2) Approximately $1.7 million of unrecognized tax benefits have been recorded as liabilities in accordance with Financial Accounting Standards Board's Interpretation ("FIN") 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109" ("FIN 48"), and we are uncertain as to if or when such amounts may be settled; as a result, these obligations are not included in the table above.

(3) Purchase obligations are defined as agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable pricing provisions and the approximate timing of the transactions. These obligations relate primarily to commitments to purchase inventory, which generally are cancelable without penalty if canceled prior to shipment.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements other than the obligations not required to be recorded on the balance sheet as shown above in the contractual obligations table.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period as well as the related disclosures. Management bases these significant judgments and estimates on historical experience, current trends and other assumptions it believes to be reasonable based upon information presently available. On a regular basis, management reviews the accounting policies, assumptions, judgments and estimates to ensure that our financial statements are presented fairly and in accordance with generally accepted accounting principles. However, because future events and their affects cannot be determined with certainty, actual results could differ from those estimates under different assumptions, judgments or conditions.

Our significant accounting policies are discussed in Note 2, *Summary of Significant Accounting Policies*, of the Notes to Consolidated Financial Statements, included in Item 15, *Exhibits and Financial Statement Schedule*, of this Annual Report on Form 10-K. Management has identified the following as our critical accounting estimates, which are defined as those that reflect significant judgments and uncertainties are the most pervasive and important to the presentation of our financial condition and results of operations and could potentially result in materially different results under different assumptions, judgments or conditions. Management has reviewed these critical accounting estimates with the Audit Committee of our Board.

Revenue Recognition

We recognize revenue from product sales, which includes shipping revenue for clients that we provide fulfillment services upon shipment of products to customers, net of estimated returns based on historical experience and current trends. Our revenue recognition accounting policies contain uncertainties because it requires management to make assumptions regarding and to apply judgment to estimate future sales returns.

We have not made any material changes in the accounting methodology used to measure sales returns during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to measure sales returns. However, if actual results are not consistent with our estimates or assumptions stated above, we may be exposed to income or losses that could be material to our consolidated financial statements.

A 10% change in our sales return reserve at January 3, 2009, would have affected earnings before income taxes by approximately $0.6 million.

For certain clients Web stores for which we own the inventory and record revenue as product sales, we sell gift cards to our customers through our clients' Web stores and through selected third parties. We recognize income from gift cards when: (i) the gift card is redeemed by the customer; or (ii) the likelihood of the gift card being redeemed by the customer is remote and we determine that we do not have a legal obligation to remit the value of unredeemed gift cards to the relevant jurisdictions (gift card breakage). Based on historical redemption patterns, the likelihood of a gift card remaining unredeemed can be determined 24 months after the gift card is issued.

Fiscal 2008 is the first year we have recognized gift card breakage. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to measure sales returns and gift card breakage. However, if actual gift card redemptions are not consistent with our estimates or assumptions stated above, or if laws change that would result in us having a legal obligation to remit the value of unredeemed gift cards to certain jurisdictions, we may be exposed to income or losses that could be material to our consolidated financial statements.

Allowance for Accounts Receivable

We maintain allowances for estimated losses resulting from the inability of our clients and customers to make required payments. We analyze accounts receivable and consider our historical bad debt experience, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. There may be material differences in our operating results for any period if we change our estimates or if the estimates are not accurate.

Our allowance for accounts receivable was $2.7 million as of January 3, 2009. Historically, our actual losses and credits have been consistent with our estimates. However, future changes in trends could result in a material impact to future consolidated statements of operations and cash flows. A 10% change from our estimates at January 3, 2009, would have affected earnings before income taxes by approximately $0.3 million.

Accounting for Inventory

Inventory, primarily consisting of sporting goods and consumer electronics, is valued at the lower of cost (determined using the weighted average method) or market. Inherent in this valuation are significant management judgments and estimates, including among others, assessments concerning obsolescence and shrinkage. Based upon these judgments and estimates, which are applied consistently from period to period, we record obsolescence and shrinkage allowances to adjust the carrying amount of our inventory. We record a charge for obsolescence based upon, among other factors, the aging of the inventory, forecasted customer demand and the anticipated mark-downs required to sell the inventory in the normal course of business. We record a charge for inventory shrinkage for damages and other losses based on rates experienced in our fulfillment centers. We have not made any material changes in the accounting methodology used to measure inventory obsolescence or shrinkage during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future judgments or estimates we use to calculate our inventory valuation allowances. However, if our judgments or estimates regarding inventory valuation allowances are inaccurate, we may be exposed to income or losses to our consolidated financial statements. A 10% change in either our shrink or obsolescence allowance as of January 3, 2009, would have affected earnings before income taxes by approximately $0.1 million.

Accounting for Internal Use Software

Included in our property and equipment is the capitalized cost of internal-use software and Web store development, including software used to upgrade and enhance the Web stores we operate and processes supporting our business. In accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," we capitalize costs incurred during the application development stage related to the development of internal-use software and amortize these costs over the estimated useful life of four years. Costs incurred related to planning and training relating to or maintenance of internal-use software is expensed as incurred. We capitalized $26.2 million and $23.0 million, of costs associated with internal-use software and Web store development during the fiscal years ended January 3, 2009 and December 29, 2007, respectively. We depreciated $16.5 million and $11.5 million of previously capitalized amounts totaled in fiscal 2008 and fiscal 2007.

Changes in strategy and/or market conditions could significantly impact the carrying value of our internal-use software and Web store development costs. We use estimates and make assumptions to determine the related estimated useful lives and assess the carrying value of internal-use software and Web store development costs. We do not believe there is a reasonable likelihood that there will be a material change in the future judgments we use to calculate the estimated useful life of our internal use software. However, if our judgments or estimates regarding internal use software are inaccurate and we were to reduce the useful life of our internal use software, we may be exposed to losses, including impairment losses that could be material to our consolidated financial statements.

Goodwill and Other Intangible Assets

The purchase price of an acquired company is allocated between the intangible assets and net tangible assets of the acquired business with the residual of the purchase price recorded as goodwill. The determination of the value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital ("WACC").

Goodwill and indefinite-lived intangible assets are tested for impairment on an annual basis, or more often if events or changes in circumstances indicate the carrying value may not be recoverable. Application of the impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Each of our reportable units that maintain a goodwill and/or indefinite -lived intangible balance are also operating segments. We determine fair value using widely accepted valuation techniques, including discounted cash flow analyses, analysis of our market capitalization, analysis of peer public companies and other assumptions. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies. The estimate of cash flow is based upon, among other things, certain assumptions about expected future operating performance and an appropriate discount rate determined by management. Our estimates of discounted cash flows may differ from actual cash flows due to, among other things, economic conditions, changes to our business model or changes in operating performance. Significant differences between these estimates and actual cash flows could materially affect our future financial results.

In the fourth quarter of fiscal 2008, we completed our annual impairment testing of goodwill and indefinite-lived intangible assets using the methodology described herein, and determined there was no impairment. During the course of the impairment testing, we made significant assumptions and applied judgment to estimate industry economic factors and the profitability of future business strategies. We made assumptions on our future discounted cash flows using operating income before depreciation, amortization and stock-based compensation by including the impact of new business as well as growth of our costs and expenses based on the historical relationship of those measures. We also made assumptions on our amount of future capital expenditures, and determined a discount rate based on a WACC specifically for each reporting unit. Any changes to our assumptions, or if actual results differ from our estimates, could result in a significant decrease of the fair value for a reporting unit which may expose us to impairment losses that could be material to our consolidated financial statements. A 10% change of our calculated fair value for any reportable unit that maintains a goodwill and/or intangible asset balance would still be greater than the carrying value of that reportable unit as of January 3, 2009. The carrying value of goodwill was $195.0 million as of January 3, 2009. The carrying value of indefinite-lived intangible assets was $18.1 million as of January 3, 2009.

Finite intangible assets that have determinable useful lives are tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The carrying value is not recoverable if it exceeds the undiscounted future cash flows resulting from the use of the asset and its eventual disposition. When there is existence of one or more indicators of impairment, we measure the impairment of finite intangible assets based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in our business model. Our estimates of future cash flows attributable to our intangible assets require significant judgment based on our historical and anticipated results and are subject to many factors. Different assumptions and judgments could materially affect the calculation of the fair value of our finite intangible assets which could trigger impairment.

The carrying value of our finite intangibles as of January 3, 2009 was $28.5 million. There were no events or changes in circumstances that indicated the carrying value of our finite intangible assets may not be recoverable.

We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to test for goodwill or other intangible assets. However, if actual results are not consistent with our estimates and assumptions, or if certain of our customer relationships were to discontinue prior to their contract expiration dates, we may be exposed to an impairment charge that could be material.

Income Taxes and Deferred Taxes

Our income tax benefit or expense, deferred tax assets and liabilities and reserves for uncertain tax positions reflect management's best assessment of estimated future taxes to be paid. We are subject to income taxes in both the U.S. and in numerous foreign jurisdictions. Significant judgments and estimates are required in determining the consolidated income tax benefit or expense.

Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenue and expense. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In projecting future taxable income, we begin with historical results and changes in accounting policies and incorporate assumptions including the amount of future state, federal and foreign pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating income and/or loss adjusted for any non-recurring items.

As of January 3, 2009, we had federal, state and foreign income tax net operating loss carryforwards of $430.9 million; $187.0 million and $8.5 million which will expire at various dates from 2009 through 2028 as follows:

2009-2015	$ 20.3 million
2016-2021	386.3 million
2022-2028	219.8 million
	$626.4 million

We believe that it is more likely than not that the full benefit from certain federal, state and foreign net operating loss carryforwards will not be realized. In recognition of this risk, we have provided a valuation allowance of $120.2 million on the deferred tax assets relating to these net operating loss carryforwards. If our assumptions change and we determine we will be able to realize these NOLs, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets at January 3, 2009 will be accounted for as follows: approximately $112.7 million will be recognized as a reduction of income tax expense, and $7.6 million will be recorded as an increase in equity. If our assumptions change and we determine we will not be able to realize these NOL's without a valuation allowance, the additional valuation allowance will be accounted for as an increase in income tax expense.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management is not aware of any such changes that would have a material effect on our results of operations, cash flows or financial position. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across our global operations.

We adopted Financial Accounting Standards Board Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109," ("FIN 48") on the first day of our fiscal 2007. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted FIN 48 effective December 31, 2006, the first day of the 2007 fiscal year.

We recognize tax liabilities in accordance with FIN 48 and we adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. An unfavorable tax settlement generally would require use of our cash and may result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement may be recognized as a reduction in our effective income tax rate in the period of resolution.

Our unrecognized tax benefits include exposures from not filing in certain jurisdictions and transfer pricing exposures from allocation of income between jurisdictions. We believe that it is reasonably possible that an increase of up to $0.3 million in unrecognized tax benefits related to state exposures may be necessary within the coming year. In addition, we believe that none of our currently remaining unrecognized tax positions will be recognized by the end of fiscal 2009 as a result of a lapse of the statute of limitations.

ITEM 7A: *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.*

Our investment policy is to earn a market return consistent with the safety of principal and the maintenance of adequate liquidity at all times. We have not used derivative financial instruments in our investment portfolio. Approved investments include direct obligations of the U.S. Treasury, securities explicitly backed by the full faith and credit of the U.S. Government, money market mutual funds, so long as such funds maintain a constant net asset value and provide daily liquidity, and bank deposits. We protect and preserve our invested funds by limiting default, market and reinvestment risk.

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or it may suffer losses in principal if we are forced to sell securities which have declined in market value due to changes in interest rates.

The following table provides information about our cash equivalents, including principal cash flows by expected maturity dates and the related weighted average interest rates as of the end of fiscal 2008 (in thousands):

	Fiscal Year						Estimated Fair Value at the End of Fiscal 2008
	2008	2009	2010	2011	Thereafter	Total	
Money market mutual funds	$97,849	$—	$—	$—	$—	$97,849	$97,849
Weighted average interest rate	1.37%	—	—	—	—	1.37%	
Cash equivalents	$97,849	$—	$—	$—	$—	$97,849	$97,849

All securities have dates to maturity of less than one year.

In January 2008, we entered into a $75 million secured revolving bank credit facility that matures in January 2013 with a syndicate of banks. Subject to certain conditions, the credit facility may be increased to $150 million. In May 2008, we expanded the credit facility by $15 million thereby increasing the availability to $90 million. We may elect to have amounts outstanding under the secured revolving bank credit facility bear interest at either a LIBOR rate plus an applicable margin of 0.75% to 1.50%, the prime rate plus an applicable margin of 0.75% to 1.50%, or at the Federal Funds Open Rate plus 0.5%. The applicable margin is determined by the leverage ratio of funded debt to EBITDA, as defined in the secured revolving credit facility. LIBOR is sensitive to changes in the general level of U.S. interest rates. An immediate 100 basis point increase in LIBOR would increase our annual interest expense by approximately $0.1 million for every $10 million borrowed under the line of credit. We had no outstanding borrowings or letters of credit under the secured revolving bank credit facility as of January 3, 2009.

We transact business internationally and have market risk arising from changes in foreign currency exchange rates relating to our international operations. We do not manage our foreign currency exchange rate risk through the use of any financial or derivative instruments, forward contracts or hedging activities. To date, international operations have not been material and we believe that potential fluctuations in currency exchange rates will not have a material effect on our financial position.

ITEM 8: *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.*

Our financial statements, supplementary data and related documents that are included in this Annual Report on Form 10-K are listed in Item 15(a), Part IV, of this Annual Report on Form 10-K.

ITEM 9: *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.*

Not applicable.

ITEM 9A: *CONTROLS AND PROCEDURES.*

Evaluation of disclosure controls and procedures. Our management, with the participation of our chief executive officer and our chief financial officer, conducted an evaluation, as of January 3, 2009, of the effectiveness of our disclosure controls and procedures, as such term is defined in Exchange Act Rule 13a-15(e).

Based on this evaluation, our chief executive officer and our chief financial officer have concluded that, as of January 3, 2009, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective at the reasonable assurance level, to ensure that (i) information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in internal control over financial reporting. We monitor and evaluate on an ongoing basis our internal control over financial reporting in order to improve its overall effectiveness. In the course of these evaluations, we modify and refine our internal processes and controls as conditions warrant. As required by Rule 13a-15(d), our management, including our chief executive officer and our chief financial officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the fiscal quarter ended January 3, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, there has been no such change during the quarter ended January 3, 2009.

Management's annual report on internal control over financial reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements due to human error, or the improper circumvention or overriding of internal controls. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may change over time.

Our management, with the participation of our chief executive officer and our chief financial officer, conducted an evaluation, as of January 3, 2009, of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the committee of Sponsoring Organizations of the Treadway Commission. This evaluation excluded our operations acquired through our acquisitions of e-Dialog, Inc. in February 2008. e-Dialog had total assets of 4% and net revenues of 5% of our total assets and net revenues as of and for the fiscal year ended January 3, 2009. Pursuant to guidance issued by the SEC, a company can exclude an acquired business's internal controls from management's report on internal control over financial reporting in the first year of acquisition if it is not possible to conduct an assessment of an acquired business's internal control over financial reporting. Based on this evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that, as of January 3, 2009, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on our internal control over financial reporting. Their report appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
GSI Commerce, Inc.
King of Prussia, PA

We have audited the internal control over financial reporting of GSI Commerce, Inc. and subsidiaries (the "Company") as of January 3, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at e-Dialog, Inc., which was acquired on February 13, 2008, and whose total assets and net revenues constitute 4% and 5%, respectively, of the consolidated financial statement amounts as of and for the fiscal year ended January 3, 2009. Accordingly, our audit did not include the internal control over financial reporting at e-Dialog, Inc. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 3, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the fiscal year ended January 3, 2009 of the Company and our report dated March 12, 2009 expressed an unqualified opinion on those financial statements and financial statement schedule.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
March 12, 2009

ITEM 9B: *OTHER INFORMATION.*

None.

PART III

ITEM 10: *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.*

Information concerning our directors is incorporated by reference to our 2009 Proxy Statement including but not necessarily limited to the sections of the 2009 Proxy Statement entitled "Proposal 1 — Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance."

Information concerning our executive officers is included in Item 4.1, Executive Officers of the Registrant, Part I, of this Annual Report on Form 10-K.

We have adopted a Finance Code of Professional Conduct that applies to all of our Finance organization employees and our Chief Executive Officer and Chief Financial Officer. The code is available on our corporate Web site located at www.gsicommerce.com. We intend to satisfy the disclosure requirements under Item 5.05 on Form 8-K regarding an amendment to, or waiver from, a provision of its Finance Code of Professional Conduct by posting such information on our website at the location specified above.

ITEM 11: *EXECUTIVE COMPENSATION.*

This information is incorporated by reference to our 2009 Proxy Statement including but not necessarily limited to the section of the 2009 Proxy Statement entitled "Executive Compensation" and "Certain Relationships and Related Transactions — Compensation Committee Interlocks and Insider Participation.

ITEM 12: *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.*

This information is incorporated by reference to our 2009 Proxy Statement including but not necessarily limited to the section of the 2009 Proxy Statement entitled "Beneficial Ownership of Common Stock" and "Executive Compensation."

Equity Compensation Plan Information as of the End of Fiscal 2008

The following table sets forth information regarding our existing equity compensation plans as of the end of fiscal 2008.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Listed in Column (a)) (c)
Equity compensation plans approved by stockholders(1)	7,822,035	$9.90	2,841,284
Equity compensation plans not approved by stockholders(2)	215,100	$2.72	—
Total	8,037,135	$9.54	2,841,284

(1) These plans are the 1996 Equity Incentive Plan and the 2005 Equity Incentive Plan (the "Plans"). The 2005 Equity Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, stock purchase awards, stock bonus awards, stock unit awards, and other forms of equity compensation. We have issued stock options, restricted stock units and restricted stock awards under these Plans. These stock options generally expire 10 years from the date of grant. The stock options, restricted stock units and restricted stock awards generally vest over four years, although some restricted stock units and restricted stock awards vest in less than four years. Upon the occurrence of a change in control, certain awards will immediately become exercisable in full. The weighted average exercise price in the table above does not take these restricted stock units and restricted stock awards into account. No future awards will be granted pursuant to the 1996 Equity Incentive Plan.

(2) Included are warrants to purchase our Common Stock to consultants, advisors, clients and investors. The Board of Directors approved these grants in 1999 through 2001, although some of these warrant grants relate to earlier periods. These warrants generally expire no less than five years and no more than 15 years from the date of grant. The exercise prices for these warrants range from $2.50 to $7.63.

ITEM 13: *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.*

This information is incorporated by reference to our 2009 Proxy Statement including but not necessarily limited to the section of the 2009 Proxy Statement entitled "Certain Relationships and Related Transactions" and "Board, Committees and Attendance at Meetings of the Board and Committees."

ITEM 14: *PRINCIPAL ACCOUNTING FEES AND SERVICES.*

This information is incorporated by reference to our 2009 Proxy Statement including but not necessarily limited to the section of the 2009 Proxy Statement entitled "Independent Registered Public Accounting Firm Fees."

PART IV

ITEM 15: *EXHIBITS AND FINANCIAL STATEMENT SCHEDULE*

(a) 1. CONSOLIDATED FINANCIAL STATEMENTS

2. FINANCIAL STATEMENT SCHEDULE

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions*	Balance at End of Year
		(In thousands)		
Allowance for Doubtful Accounts:				
Fiscal Year 2006	$ 727	$2,456	$(2,105)	$1,078
Fiscal Year 2007	$1,078	$3,341	$(2,586)	$1,833
Fiscal Year 2008	$1,833	$5,475	$(4,561)	$2,747

* Deductions include write-offs

	Balance at Beginning of Year	Charged (Credited) to Expense	Charged (Credited) to Goodwill	Balance at End of Year
		(In thousands)		
Valuation Allowance for Deferred Tax Assets:				
Fiscal Year 2006	$162,576	$(47,195)	$ —	$115,381
Fiscal Year 2007	$115,381	$ (1,846)	$7,882	$121,417
Fiscal Year 2008	$121,417	$ 2,463	$ (389)	$123,491

All other schedules have been omitted since the required information is included in the financial statements or the notes thereto or is not applicable or required.

3. EXHIBITS

Exhibit Number	Description
2.1	Agreement and Plan of Merger dated as of August 16, 2007 among GSI Commerce, Inc., Blue Route, Inc., Accretive Commerce, Inc. and certain of the principal stakeholders of Accretive Commerce, Inc. (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on August 17, 2007 and incorporated herein by reference)
2.2	Agreement and Plan of Merger, dated as of January 23, 2008, by and among GSI Commerce, Inc., Dolphin Acquisition Corporation, E-Dialog, Inc. and One Liberty Ventures 2000, L.P. (as Stockholders' Representative) (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on January 29, 2008 and incorporated herein by reference)†
3.1	Amended and Restated Certificate of Incorporation of Global Sports, Inc. (filed as Appendix B to GSI Commerce, Inc.'s Definitive Proxy Statement on Schedule 14A filed on April 27, 2001 and incorporated herein by reference)
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Global Sports, Inc. (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 29, 2002 and incorporated herein by reference)
3.3	Amended and Restated Bylaws GSI Commerce, Inc. (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on November 12, 2008 and incorporated herein by reference)
3.4	Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on April 3, 2006 and incorporated herein by reference)
4.1	Form of Investor Warrant (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 29, 2001 and incorporated herein by reference)
4.2	Form of Partner Warrant (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 29, 2001 and incorporated herein by reference)
4.3	Specimen Common Stock Certificate (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the Quarter ended June 29, 2002 and incorporated herein by reference)
4.4	Registration Rights Agreement, dated July 31, 1995, by and between Global Sports, Inc. and MR Acquisitions, Inc. (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on July 31, 1995 and incorporated herein by reference)
4.5	Second Amended and Restated Registration Rights Agreement, dated as of September 13, 2000, by and between Global Sports, Inc., Interactive Technology Holdings, LLC, SOFTBANK Capital Advisors Fund LP and TMCT Ventures, L.P. (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on September 13, 2000 and incorporated herein by reference)
4.6	Second Amendment to Second Amended and Restated Registration Rights Agreement, dated as of July 20, 2001, among Global Sports, Inc., SOFTBANK Capital Partners LP, SOFTBANK Capital Advisors Fund LP, Rustic Canyon Ventures, LP (f/k/a TMCT Ventures, LP) and Interactive Technology Holdings, LLC (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on August 27, 2001 and incorporated herein by reference)
4.7	Third Amendment to Second Amended and Restated Registration Rights Agreement, dated as of July 25, 2003, among Global Sports, Inc. (n/k/a GSI Commerce, Inc.), SOFTBANK Capital Partners LP, SOFTBANK Capital Advisors Fund LP, Rustic Canyon Ventures, LP (f/k/a TMCT Ventures, LP) and Interactive Technology Holdings, Inc. (filed with GSI Commerce, Inc.'s Current Report on Form 8-K on July 29, 2003 and incorporated herein by reference)
4.8	Fourth Amendment to Second Amended and Restated Registration Rights Agreement, dated as of June 26, 2004, among Global Sports, Inc. (n/k/a GSI Commerce, Inc.), SOFTBANK Capital Partners LP, SOFTBANK Capital Advisors Fund LP, Rustic Canyon Ventures, LP (f/k/a TMCT Ventures, LP) and Interactive Technology Holdings, Inc. (filed with GSI Commerce, Inc.'s Annual Report Form 10-K filed on March 17, 2005 and incorporated herein by reference)
4.9	Rights Agreement, dated as of April 3, 2006, between GSI Commerce, Inc. and American Stock Transfer & Trust Company, as Rights Agent, including all exhibits thereto (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on April 3, 2006 and incorporated herein by reference)

Exhibit Number	Description
4.10	Indenture dated as of June 1, 2005 by and between GSI Commerce, Inc. and JPMorgan Chase Bank, N.A. (filed with GSI Commerce, Inc.'s Current Report on Form 8-K dated June 1, 2005 and incorporated herein by reference)
4.11	Form of 3% Convertible Note due 2025 (filed as Exhibit A to Exhibit 4.1 of GSI Commerce, Inc.'s Current Report on Form 8-K dated June 1, 2005 and incorporated herein by reference)
4.12	Form of 2.50% Convertible Senior Note due 2027 (filed with GSI Commerce, Inc.'s Current Report on Form 8-K dated July 5, 2007 and incorporated herein by reference)
4.13	Indenture dated as of July 2, 2007 between the Company and The Bank of New York, as trustee (filed with GSI Commerce, Inc.'s Current Report on Form 8-K dated July 5, 2007 and incorporated herein by reference)
4.14	Registration Rights Agreement dated as of July 2, 2007 between the Company and the initial purchaser named therein (filed with GSI Commerce, Inc.'s Current Report on Form 8-K dated July 5, 2007 and incorporated herein by reference)
10.1+	GSI Commerce, Inc.'s 1996 Equity Incentive Plan, amended and restated as of March 5, 2008 (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 29, 2007 and incorporated herein by reference)
10.2+	GSI Commerce, Inc.'s 2005 Equity Incentive Plan as amended (filed as Appendix A to GSI Commerce, Inc.'s Definitive Proxy Statement on Schedule 14A filed with the Securities Exchange Commission on April 25, 2008 and incorporated herein by reference)
10.3+	Leadership Team Deferral Plan, as amended and restated effective March 5, 2008 (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 29, 2007 and incorporated herein by reference)
10.4+	Employment Agreement, dated August 23, 2006, by and between GSI Commerce, Inc. and Michael G. Rubin (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on August 29, 2006 and incorporated herein by reference)
10.5+	Michael Rubin Form of PRSU Agreement (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on August 29, 2006 and incorporated herein by reference)
10.6	Stock Purchase Agreement dated June 10, 1999, by and between Global Sports, Inc., a Delaware corporation, and SOFTBANK America Inc., a Delaware corporation (filed with GSI Commerce, Inc.'s Form 8-K on June 21, 1999 and incorporated herein by reference)
10.7	Stock and Warrant Purchase Agreement, dated as of September 13, 2000, by and between Global Sports, Inc. and Interactive Technology Holdings, LLC (filed with GSI Commerce, Inc.'s Form 8-K on September 20, 2000 and incorporated herein by reference)
10.8+	Stock Purchase Agreement, dated as of July 20, 2001, by and among Global Sports, Inc., Michael G. Rubin and Interactive Technology Holdings, LLC (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on August 27, 2001 and incorporated herein by reference)
10.9	Amendment to Stock and Warrant Purchase Agreement, dated as of April 27, 2000, by and among Global Sports, Inc. (n/k/a GSI Commerce, Inc.), and TMCT Ventures, L.P. (n/k/a Rustic Canyon Ventures, LP, dated as of June 26, 2004 (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K filed on March 17, 2005 and incorporated herein by reference)
10.10	Letter Agreement, dated as of July 20, 2001, among Global Sports, Inc., Interactive Technology Holdings, LLC, SOFTBANK Capital Partners LP and SOFTBANK Capital Advisors Fund LP (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on August 27, 2001 and incorporated herein by reference)
10.11	Stock and Warrant Exchange Agreement, dated as of July 25, 2003, by and between GSI Commerce, Inc. and Interactive Technology Holdings, LLC (filed with GSI Commerce, Inc.'s Current Report on Form 8-K on July 29, 2003 and incorporated herein by reference)
10.12	Promissory Note from 935 HQ Associates, LLC to CIBC Inc. dated June 9, 2004 (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended July 3, 2004 and incorporated herein by reference)

Exhibit Number	Description
10.13	Mortgage, Assignment of Leases and Rents and Security Agreement from 935 HQ Associates, LLC in favor of CIBC Inc. dated as of June 9, 2004 (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended July 3, 2004 and incorporated herein by reference)
10.14+	Offer Letter, dated January 31, 2005, between GSI Commerce, Inc. and Stephen J. Gold (filed with GSI Commerce, Inc.'s Current Report on Form 8-K on February 2, 2005 and incorporated herein by reference)
10.15+	Form of Change in Control Agreement (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on August 7, 2006 and incorporated herein by reference)
10.16+	Form of Deferred Stock Award Under the 1996 Equity Incentive Plan (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on March 11, 2005 and incorporated herein by reference)
10.17+	Form of Restricted Stock Award Grant Notice (Basic) Under the GSI Commerce, Inc. 2005 Equity Incentive Plan (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K filed on March 15, 2006 and incorporated herein by reference)
10.18+	Form of Restricted Stock Award Grant Notice (Alternate) Under the GSI Commerce, Inc. 2005 Equity Incentive Plan (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K filed on March 15, 2006 and incorporated herein by reference)
10.19+	Form of Restricted Stock Unit Grant Notice (Basic) Under the GSI Commerce, Inc. 2005 Equity Incentive Plan
10.20+	Form of Restricted Stock Unit Grant Notice Issued to Directors Under the 2005 Equity Incentive Plan (Annual Award)
10.21+	Form of Restricted Stock Unit Grant Notice Issued to Directors Under the 2005 Equity Incentive Plan (Initial Election Award)
10.22+	Stock Option Grant Notice (Basic) Under the 2005 Equity Incentive Plan (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K filed on March 15, 2006 and incorporated herein by reference)
10.23+	Stock Option Grant Notice (Alternate) Under the 2005 Equity Incentive Plan (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K filed on March 15, 2006 and incorporated herein by reference)
10.24+	Stock Option Grant Notice Issued to Directors Under the 2005 Equity Incentive Plan (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K filed on March 15, 2006 and incorporated herein by reference)
10.25	Stock Purchase Agreement, dated as of April 27, 2000, between SOFTBANK Capital Partners LP, a Delaware limited partnership and SOFTBANK Capital Advisors Fund LP, a Delaware limited partnership and Global Sports, Inc., a Delaware corporation. (filed as Exhibit I of Amendment No. 1 to the Statement on Schedule 13D filed by SOFTBANK Capital Partners LP, a Delaware limited partnership, SOFTBANK Capital Partners LLC, a Delaware limited liability company, SOFTBANK Capital Partners Investment Inc., a Delaware corporation, Ronald D. Fisher, Charles R. Lax, SOFTBANK Holdings Inc., a Delaware corporation, SOFTBANK Corp., a Japanese corporation and Masayoshi Son on May 1, 2000 with respect GSI Commerce, Inc. and incorporated herein by reference).
10.26	Stock and Warrant Purchase Agreement, dated as of April 27, 2000 between Global Sports, Inc. and TMCT Ventures, L.P. (filed with GSI Commerce, Inc.'s Annual Report on Form 10-K filed on March 17, 2005 and incorporated herein by reference)
10.27	Agreement dated December 20, 2005 between Interactive Commerce Partners LLC and GSI Commerce, Inc. (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on March 9, 2006 and incorporated herein by reference)
10.28	Purchase Agreement dated June 27, 2007 between Goldman, Sachs & Co. and GSI Commerce, Inc. (filed with GSI Commerce, Inc.'s Current Report on Form 8-K dated July 5, 2007 and incorporated herein by reference)
10.29	Credit Agreement, dated as of January 11, 2008, by and among GSI Commerce Solutions, Inc., the Guarantors named therein, the Lenders named therein, PNC Bank, National Association, as administrative agent, and Bank of America, N.A., as syndication agent (filed with GSI Commerce, Inc.'s Current Report on Form 8-K filed on January 17, 2008 and incorporated herein by reference)

Exhibit Number	Description
10.30+	Offer Letter, dated March 26, 2007, between GSI Commerce, Inc. and Scott Hardy. (filed with GSI Commerce, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 29, 2008 and incorporated herein by reference)
10.31+	GSI Commerce, Inc. Leadership Team Incentive Plan (filed as from Appendix B to GSI Commerce, Inc.'s Definitive Proxy Statement on Schedule 14A filed with the Securities Exchange Commission on April 25, 2008 and incorporated herein by reference)
10.32+	Michael Rubin Form of Restricted Stock Unit Agreement
10.33+	Amendment 2008-1 to the Employment Agreement between GSI Commerce, Inc. and Michael G. Rubin, dated as of December 30, 2008
12.1	Statement Regarding Computation of Ratios of Earnings to Fixed Charges
21.1	List of Subsidiaries
23.1	Consent of Deloitte & Touche LLP
24.1	Power of Attorney, incorporated by reference to the signature page of this Annual Report on Form 10-K
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

+ Management contract or compensatory plan or arrangement

† Confidential treatment has been requested for certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf on the date indicated by the undersigned thereunto duly authorized.

Date: March 16, 2009

GSI COMMERCE, INC.

By: /s/ MICHAEL G. RUBIN

Michael G Rubin
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael G. Rubin and Michael R. Conn, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title(s)	Date
/s/ MICHAEL G. RUBIN Michael G. Rubin	Chairman, President and Chief Executive Officer (principal executive officer)	March 16, 2009
/s/ MICHAEL R. CONN Michael R. Conn	Executive Vice President, Finance and Chief Financial Officer (principal financial officer and principal accounting officer)	March 16, 2009
/s/ M. JEFFREY BRANMAN M. Jeffrey Branman	Director	March 16, 2009
/s/ MICHAEL DONAHUE Michael Donahue	Director	March 16, 2009
/s/ RONALD D. FISHER Ronald D. Fisher	Director	March 16, 2009
/s/ JOHN A. HUNTER John A. Hunter	Director	March 16, 2009

Signature	Title(s)	Date
/s/ MARK S. MENELL Mark S. Menell	Director	March 16, 2009
/s/ JEFFREY F. RAYPORT Jeffrey F. Rayport	Director	March 16, 2009
/s/ LAWRENCE S. SMITH Lawrence S. Smith	Director	March 16, 2009
/s/ ANDREA M. WEISS Andrea M. Weiss	Director	March 16, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
GSI Commerce, Inc.
King of Prussia, PA

We have audited the accompanying consolidated balance sheets of GSI Commerce, Inc. and subsidiaries (the "Company") as of January 3, 2009 and December 29, 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three fiscal years in the period ended January 3, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(a) 2. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GSI Commerce, Inc. and subsidiaries as of January 3, 2009 and December 29, 2007, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 3, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 3, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
March 12, 2009

GSI COMMERCE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 29, 2007	January 3, 2009
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 231,511	$ 130,315
Accounts receivable, net of allowance of $1,833 and $2,747	64,285	78,544
Inventory	47,293	42,856
Deferred tax assets	14,114	18,125
Prepaid expenses and other current assets	12,459	11,229
Total current assets	369,662	281,069
Property and equipment, net	156,774	164,833
Goodwill	82,757	194,996
Intangible assets, net of accumulated amortization of $4,972 and $18,340	16,476	46,663
Long-term deferred tax assets	45,234	28,862
Other assets, net of accumulated amortization of $14,545 and $17,484	22,737	18,473
Total assets	$ 693,640	$ 734,896
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 85,667	$ 98,100
Accrued expenses	98,179	116,747
Deferred revenue	17,588	20,397
Current portion of long-term debt	2,406	4,887
Total current liabilities	203,840	240,131
Convertible notes	207,500	207,500
Long-term debt	27,245	32,609
Deferred revenue and other long-term liabilities	5,634	6,838
Total liabilities	444,219	487,078
Commitments and contingencies (Note 8)		
Stockholders' equity:		
Preferred stock, $0.01 par value, 5,000,000 shares authorized; 0 shares issued and outstanding as of December 29, 2007 and January 3, 2009	—	—
Common stock, $0.01 par value, 90,000,000 shares authorized; 46,847,919 and 47,630,824 shares issued as of December 29, 2007 and January 3, 2009 respectively; 46,847,716 and 47,630,621 shares outstanding as of December 29, 2007 and January 3, 2009, respectively	468	476
Additional paid in capital	366,400	383,883
Accumulated other comprehensive loss	(156)	(2,327)
Accumulated deficit	(117,291)	(134,214)
Total stockholders' equity	249,421	247,818
Total liabilities and stockholders' equity	$ 693,640	$ 734,896

The accompanying notes are an integral part of these consolidated financial statements.

GSI COMMERCE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended		
	December 30, 2006	December 29, 2007	January 3, 2009
	(In thousands, except per share data)		
Revenues:			
Net revenues from product sales	$461,183	$512,194	$577,073
Service fee revenues	148,370	237,763	389,853
Net revenues	609,553	749,957	966,926
Costs and expenses:			
Cost of revenues from product sales	331,253	356,541	405,254
Marketing	48,659	64,573	70,282
Account management and operations, inclusive of $3,654 $3,101 and $7,109 of stock-based compensation	117,260	177,333	259,929
Product development, inclusive of $936, $1,615 and $3,898 of stock-based compensation	45,375	65,898	103,988
General and administrative, inclusive of $2,988, $3,703 and $7,148 of stock-based compensation	36,062	43,333	68,332
Depreciation and amortization	21,297	37,337	68,153
Total costs and expenses	599,906	745,015	975,938
Income (loss) from operations	9,647	4,942	(9,012)
Other (income) expense:			
Interest expense	3,107	6,016	9,826
Interest income	(6,075)	(9,270)	(1,772)
Other expense	37	237	1,562
Loss on sale of marketable securities	2,873	5,007	—
Impairment of equity investments	—	—	1,665
Total other (income) expense	(58)	1,990	11,281
Income (loss) before income taxes	9,705	2,952	(20,293)
Benefit for income taxes	(43,728)	(87)	(3,370)
Net income (loss) before cumulative effect of change in accounting principle	53,433	3,039	(16,923)
Cumulative effect of change in accounting principle	268	—	—
Net income (loss)	$ 53,701	$ 3,039	$ (16,923)
Basic earnings (loss) per share:			
Prior to cumulative effect of change in accounting principle	$ 1.18	$ 0.07	$ (0.36)
Cumulative effect of change in accounting principle	0.01	—	—
Earnings (loss) per share- basic	$ 1.19	$ 0.07	$ (0.36)
Diluted earnings (loss) per share:			
Prior to cumulative effect of change in accounting principle	$ 1.09	$ 0.06	$ (0.36)
Cumulative effect of change in accounting principle	0.01	—	—
Earnings (loss) per share- diluted	$ 1.10	$ 0.06	$ (0.36)
Weighted average shares outstanding — basic	45,174	46,433	47,347
Weighted average shares outstanding — diluted	50,624	48,739	47,347

The accompanying notes are an integral part of these consolidated financial statements.

GSI COMMERCE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Comprehensive (Loss) Income	Accumulated Other Comprehensive Loss	Total
	Shares	Dollars					
				(In thousands)			
Consolidated balance at December 31, 2005	44,469	$445	$329,103	$(174,031)		$(2,344)	$153,173
Net income				53,701	53,701		53,701
Net unrealized gain on available- for-sale securities, net of tax					388	388	388
Unrealized loss on investment in Odimo recorded at fair value, net of tax (See Note 3)					(860)	(860)	(860)
Add: Reclassification adjustment for losses realized in net income					2,730	2,730	2,730
Cumulative translation adjustment, net of tax					(11)	(11)	(11)
Comprehensive income					$ 55,948		
Stock-based compensation expense			4,951				4,951
Common stock issued to finance acquisition	83	1	1,299				1,300
Issuance of common stock and warrants upon exercise of options	1,246	12	10,154				10,166
Issuance of stock awards upon vesting	81		(242)				(242)
Tax benefit in connection with exercise of stock options and awards			2,679				2,679
Cumulative effect of change in accounting principle			(268)				(268)
Consolidated balance at December 30, 2006	45,879	$458	$347,676	$(120,330)		$ (97)	$227,707
Net income				3,039	3,039		3,039
Net unrealized gain on available- for-sale securities, net of tax					11	11	11
Add: Reclassification adjustment for losses realized in net income					80	80	80
Cumulative translation adjustment, net of tax					(150)	(150)	(150)
Comprehensive income					$ 2,980		
Stock-based compensation expense			7,405				7,405
Issuance of common stock and warrants upon exercise of options	805	8	8,072				8,080
Issuance of stock awards upon vesting	164	2	(2)				—
Share-based awards retained for taxes			(1,288)				(1,288)
Tax benefit in connection with exercise of stock options and awards			4,537				4,537
Consolidated balance at December 29, 2007	46,848	$468	$366,400	$(117,291)		$ (156)	$249,421
Net loss				(16,923)	(16,923)		(16,923)
Cumulative translation adjustment, net of tax					(2,171)	(2,171)	(2,171)
Comprehensive loss					$(19,094)		
Stock-based compensation expense			17,247				17,247
Issuance of common stock and warrants upon exercise of options	128	1	1,384				1,385
Issuance of stock awards upon vesting	655	7	(7)				—
Share-based awards retained for taxes			(222)				(222)
Tax deficit in connection with exercise of stock options and awards			(919)				(919)
Consolidated balance at January 3, 2009	47,631	$476	$383,883	$(134,214)		$(2,327)	$247,818

The accompanying notes are an integral part of these consolidated financial statements.

GSI COMMERCE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		
	December 30, 2006	December 29, 2007	January 3, 2009
	(In thousands)		
Cash Flows from Operating Activities:			
Net income (loss)	$ 53,701	$ 3,039	$ (16,923)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	20,821	32,763	54,557
Amortization	476	4,574	13,596
Stock-based compensation	7,578	8,419	18,155
Foreign currency transaction losses	—	—	1,571
Loss on sale of marketable securities	2,873	5,007	—
Impairment of equity investments	—	—	1,665
Loss (gain) on disposal of equipment	329	34	(354)
Deferred income taxes	(44,404)	(505)	(3,507)
Cumulative effect of change in accounting principle	(268)	—	—
Changes in operating assets and liabilities:			
Accounts receivable, net	(14,280)	(7,005)	(8,130)
Inventory	(12,204)	(471)	4,437
Prepaid expenses and other current assets	(3,272)	(2,265)	2,142
Other assets, net	(2,256)	1,106	2,171
Accounts payable and accrued expenses and other	48,377	7,633	23,513
Deferred revenue	8,606	5,805	3,076
Net cash provided by operating activities	66,077	58,134	95,969
Cash Flows from Investing Activities:			
Payments for acquisitions of businesses, net of cash acquired	(5,849)	(100,574)	(145,001)
Cash paid for property and equipment, including internal use software	(42,621)	(54,196)	(57,180)
Proceeds from government grant related to corporate headquarters	3,000	—	—
Proceeds from disposition of assets	—	—	1,500
Funding of restricted cash escrow funds	(1,052)	—	—
Other deferred cost	95	—	—
Cash paid for equity investments	(2,435)	(3,083)	—
Purchases of marketable securities	(226,968)	(263,688)	—
Sales of marketable securities	222,685	371,264	—
Net cash used in investing activities	(53,145)	(50,277)	(200,681)
Cash Flows from Financing Activities:			
Proceeds from convertible notes	—	150,000	—
Borrowings on revolving credit loan	—	—	70,000
Repayments on revolving credit loan	—	—	(70,000)
Proceeds from capital lease financing	—	—	7,901
Proceeds from long-term borrowing	343	—	—
Debt issuance costs paid	—	(5,042)	(561)
Repayments of capital lease obligations	(469)	(935)	(3,032)
Repayments of mortgage note	(170)	(182)	(195)
Excess tax benefit in connection with exercise of stock options and awards	145	359	14
Proceeds from exercise of common stock options and warrants	10,166	8,080	1,385
Net cash provided by financing activities	10,015	152,280	5,512
Effect of exchange rate changes on cash and cash equivalents	74	(8)	(1,996)
Net increase (decrease) in cash and cash equivalents	23,021	160,129	(101,196)
Cash and cash equivalents, beginning of period	48,361	71,382	231,511
Cash and cash equivalents, end of period	$ 71,382	$ 231,511	$ 130,315
Supplemental Cash Flow Information			
Cash paid during the period for interest	$ 3,182	$ 5,622	$ 9,798
Cash paid during the period for income taxes	—	564	699
Noncash Investing and Financing Activities:			
Accrual for purchases of property and equipment	1,619	2,943	3,712
Equipment financed under capital lease	—	15,562	2,497
Common stock issued to finance acquisition	1,300	—	—

The accompanying notes are an integral part of these consolidated financial statements.

(amounts in thousands, except per share data)

NOTE 1 — DESCRIPTION OF BUSINESS

GSI Commerce, Inc. ("GSI" or the "Company"), a Delaware corporation, is a leading provider of e-commerce and interactive marketing services to large businesses that sell products directly to consumers (b2c). The Company has two reportable segments — e-commerce services and interactive marketing services. Through the Company's e-commerce services, it delivers customized solutions to its clients through an integrated e-commerce platform, which is comprised of three components: technology, fulfillment and customer care. The Company offers each of the platform's components on a modular basis, or as part of an integrated, end-to-end solution. Through the Company's interactive marketing services, it offers online marketing and advertising, user experience and design, studio and e-mail marketing services.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following summarize the Company's significant accounting policies:

Fiscal Year: The Company's fiscal year ends on the Saturday closest to December 31. The fiscal year is named for the calendar year ending on that December 31. Fiscal 2006 and 2007 each included 52 weeks, and fiscal 2008 included 53 weeks.

Basis of Consolidation: The financial statements presented include the accounts of the Company and all wholly owned subsidiaries. Inter-company balances and transactions among consolidated entities have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Fair Values: The carrying amount of cash and cash equivalents, trade receivables and trade payables approximates their fair values due to their short-term maturity. See Note 3, *Fair Value of Financial Instruments*, for information related to the fair value of the Company's financial instruments.

Reclassifications: The Company replaced the sales and marketing line item in its Consolidated Statements of Operations with two separate line items: (i) marketing and (ii) account management and operations. Marketing expenses include client revenue share expenses, net advertising and promotional expenses, subsidized shipping and handling expenses, and catalog expenses. These costs are derived from the Company's e-commerce services segment. The remaining expenses that were formerly included in sales and marketing are now included within account management and operations. Account management and operations expenses include fulfillment costs, customer care costs, credit card fees, and payroll related to the buying, business management and marketing functions of the Company. This change was made to enable investors to analyze the Company's expenses in a manner consistent with how the business is viewed internally and managed. The Company conformed this presentation for all periods presented.

In addition, to maintain consistency and comparability, the Company reclassified to other assets, net, $6,202 as of December 29, 2007, which was previously reported in equity investments on its Consolidated Balance Sheets to conform to the current period presentation.

These reclassifications had no effect on the Company's previously reported net income (loss) or stockholders' equity.

Cash and Cash Equivalents: Cash primarily consists of bank deposits. Cash equivalents primarily consist of money market mutual funds. All investments with an original maturity of three months or less are considered cash equivalents.

Inventory: Inventory, primarily consisting of sporting goods and consumer electronics, is valued at the lower of cost (determined using the weighted average method) or market. Inherent in this valuation are significant management judgments and estimates, including among others, assessments concerning obsolescence and shrinkage rates. Based upon these judgments and estimates, which are applied consistently from period to period, the Company records a valuation adjustment to adjust the carrying amount of its inventory.

The Company's obsolescence reserve represents the excess of the carrying value over the amount it expects to realize from the ultimate sale or other disposal of the inventory. The obsolescence reserve establishes a new cost basis for the Company's inventory. Subsequent changes in facts or circumstances do not result in the reversal of previously recorded reserves or an increase in that newly established cost basis.

The Company's shrinkage loss reserve represents estimated physical inventory losses (e.g., theft or damages) that have occurred since the last inventory count date. Inventory counts are taken on a regular basis to ensure that the inventory reported in the Company's consolidated financial statements are accurately stated. During the interim period between inventory counts, the Company reserves for anticipated physical inventory losses.

The Company also provides fulfillment-related services for certain of its clients in which its clients maintain ownership of the related products. As such, the related inventory is not reported in the Company's Consolidated Balance Sheets.

Property and Equipment: Property and equipment are stated at cost, net of accumulated depreciation or amortization. In accordance with the American Institute of Certified Public Accountant's Accounting Standards Executive Committee's Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," ("SOP 98-1") the Company capitalizes costs incurred during the application development stage related to the development of internal-use software and amortizes these costs over the estimated useful life of four years. Depreciation or amortization is provided using the straight-line method over the estimated useful lives of the assets, which are:

- Three years for office equipment;
- Three to four years for computer hardware and software including internal use software;
- Seven years for furniture and fulfillment center equipment;
- The lesser of fifteen years or lease term for leasehold improvements;
- Fifteen years for building improvements; and
- Thirty years for buildings.

Expenditures for maintenance and repairs are expensed as incurred. Major renewals or replacements that substantially extend the useful life of an asset are capitalized.

Goodwill and Other Intangible Assets: Goodwill is measured as the excess of the cost of an acquisition over the sum of the amounts assigned to tangible and intangible assets acquired less liabilities assumed. The determination of the fair value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

The Company does not amortize goodwill or indefinite-lived intangible assets but performs tests for impairment annually, or when indications of potential impairment exist, utilizing a fair value approach at the

(amounts in thousands, except per share data)

reporting unit level. The Company determines fair value using widely accepted valuation techniques, including the income approach which estimates the fair value of its reporting units based on the future discounted cash flows, and the market approach which estimates the fair value of its reporting units based on comparable market prices. In testing for a potential impairment of goodwill, the Company estimates the fair value of its reporting units to which goodwill relates and determines the carrying value (book value) of the assets and liabilities related to those businesses.

In the fourth quarter of fiscal 2008, the Company completed its annual impairment testing of goodwill and indefinite-lived intangible assets and determined there was no impairment.

The Company amortizes other intangible assets with determinable lives over their estimated useful lives. The Company records an impairment charge on these assets when it determines that their carrying value may not be recoverable. The carrying value is not recoverable if it exceeds the undiscounted future cash flows resulting from the use of the asset and its eventual disposition. When there is existence of one or more indicators of impairment, the Company measures any impairment of intangible assets based on a projected discounted cash flow method using a discount rate determined by the Company's management to be commensurate with the risk inherent in its business model. The Company's estimates of future cash flows attributable to its other intangible assets require significant judgment based on the Company's historical and anticipated results and are subject to many factors.

See Note 5, *Goodwill and Other Intangible Assets*, for more information about goodwill and other intangible assets.

Long-Lived Assets: The Company reviews long-lived assets for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment exists when the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the asset's carrying value. If an impairment exists, an impairment loss is recognized for the difference between the asset's carrying value and its estimated fair value. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value based on quoted market prices or other valuation techniques.

Other Assets, Net: Other assets, net consists primarily of the debt issuance costs related to the June 2005 and July 2007 subordinated convertible debt offerings, equity investments, deferred client revenue share charges, and prepaid revenue share payments.

The debt issuance costs related to the June 2005 and July 2007 offerings of $207,500 aggregate subordinated convertible notes had a cost of $7,679 and a net book value of $4,733 as of January 3, 2009, and had a cost of $7,631 and a net book value of $5,933 as of December 29, 2007. Effective for the first quarter of fiscal 2009, the Company will adopt Financial Accounting Standards Board ("FASB") Staff Position ("FSP") APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)," ("FSP APB 14-1"), and amortize issuance costs using the effective interest method over a weighted average amortization period of 4.8 years. See *New Accounting Pronouncements* later in Note 2 for additional details of FSP APB 14-1. Total amortization related to the issuance costs, which is reflected as a portion of interest expense, was $1,248 for fiscal 2008, $878 for fiscal 2007 and $518 for fiscal 2006.

Equity investments were $5,374 as of January 3, 2009 and $6,202 as of December 29, 2007. The Company accounts for its equity investments using the cost method in accordance with Accounting Principles Board Opinion 18, "The Equity Method of Accounting for Investments in Debt and Equity Securities." In accordance with Financial Accounting Standards Board Staff Position FAS 115-1/124-1: "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," the Company monitors its investments periodically to evaluate whether any changes in fair value become other-than-temporary. Based on the financial information and general market conditions of one of its investments, the Company determined it had an impairment that was other-than-temporary. The Company recognized a $1,665 impairment loss on its equity investment in the fourth quarter of

(amounts in thousands, except per share data)

fiscal 2008 that is recorded in a separate line item in other (income) expense in the Consolidated Statements of Operations.

Deferred client revenue share charges, resulting from one client's exercise of a right to receive 1,600 shares of the Company's common stock in lieu of future cash client revenue share payments, were $2,323 as of January 3, 2009 and $3,337 as of December 29, 2007. Client revenue share charges are related to the exercise of common stock and are being amortized on a straight-line basis over the remaining term of the contract. Stock-based compensation expense related to the amortization of deferred client revenue share charges was $1,014 for fiscal 2008, $1,014 for fiscal 2007 and $2,627 for fiscal 2006, and is reflected within marketing expenses in the Consolidated Statements of Operations.

The total prepaid revenue share payments included in other assets were $1,354 as of January 3, 2009 and $1,771 as of December 29, 2007 and are being amortized on a straight-line basis over the remaining terms of the contracts within marketing expenses in the Consolidated Statements of Operations.

Accrued Expenses: Accrued expenses include $55,573 of amounts payable to the Company's clients, accrued payroll of $15,931, and marketing accruals of $12,368 as of the end of fiscal 2008. No other individual balance was greater than 5% of total current liabilities as of January 3, 2009.

Accrued expenses include $43,825 of amounts payable to the Company's clients as of the end of fiscal 2007. No other individual balance was greater than 5% of total current liabilities as of December 29, 2007.

Revenue Recognition: The Company recognizes revenues in accordance with Staff Accounting Bulletin 104, "Revenue Recognition." Revenue is recognized when the following revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectability is reasonably assured.

The Company considers the criteria presented in Emerging Issues Task Force ("EITF") 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" ("EITF 99-19"), in determining the appropriate revenue recognition treatment. For the Company's fulfillment and drop-shipping services, when the Company is the primary obligor in a transaction, has general inventory risk, has established the selling price, has discretion in supplier selection and has credit risk, or have several but not all of these indicators, it records revenue gross as a principal and records these revenues as revenues from product sales. When the Company does not have several or all of these factors, it records the commission or fee retained as service fee revenue. Revenue generated from the Company's customer care, interactive marketing and technology services are also recorded as service fees.

The Company follows EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"), for revenue arrangements that include multiple deliverables. The revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: the delivered item has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of undelivered items and delivery of any undelivered item is probable and substantially in the Company's control.

Net Revenues from Product Sales: The Company recognizes revenue from product sales, which includes shipping revenue for all clients that it provides fulfillment services, upon shipment of products to customers, net of estimated returns based on historical experience and current trends. The Company recognizes revenue from shipping when products are shipped and title and significant risks of ownership passes to the customer. The majority of product sales are shipped from the Company's fulfillment centers. The Company also relies upon certain vendors to ship products directly to customers on its behalf. The Company acts as principal in these transactions, as orders are initiated directly through the e-commerce businesses that it operates, because the Company has inventory risk, establishes selling prices, takes title to the goods at the shipping point and has the economic risk related to collection, customer care and returns.

(amounts in thousands, except per share data)

The Company pays a percentage of the revenues generated from product sales through the e-commerce businesses that it operates to its respective clients in exchange for the rights to use their brand names and the promotions and advertising that its clients agree to provide. The Company refers to these payments as client revenue share expenses. The Company has considered the revenue reduction provisions addressed in EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products" ("EITF 01-09"), and believes that the payment of client revenue share expense to its clients should not result in any reduction of revenues. EITF 01-09 addresses consideration paid to parties along a distribution chain. The Company purchases merchandise from its vendors, at its discretion, and is responsible for paying those vendors. The amounts purchased and the prices paid to the Company's vendors are not in any way impacted by the revenue share provisions of its agreements with its clients. Accordingly, the Company's clients and its vendors are not linked in the distribution chain and it believes that the provisions of EITF 01-09 do not apply.

Service Fee Revenues: Services fees are generated based on a client's use of one or more of the Company's e-commerce platform components or elements of those components, which include technology, fulfillment and customer care. Service fees are also generated from professional, technology and interactive marketing services. Service fees can be fixed or variable and are based on the activity performed, the value of merchandise sold, or the gross profit from a transaction. For transactions in which the Company is deemed to be the agent in accordance with EITF 99-19, the Company records service fee revenue based on the net fee retained.

The Company does not specifically record "cost of service fee revenues" as these costs are incurred by its service fee-based clients rather than by the Company. Operating expenses relating to service fee revenues consist primarily of personnel and other costs associated with the Company's engineering, production and creative departments which are included in product development expense, as well as fulfillment costs and personnel and other costs associated with its marketing and customer care departments which are included in account management and operations expense in the Consolidated Statements of Operations.

For clients Web stores for which the Company owns the inventory and records revenue as product sales, it sells gift cards to its customers through its clients' Web stores and through selected third parties. The Company recognizes income from gift cards when: (i) the gift card is redeemed by the customer; or (ii) the likelihood of the gift card being redeemed by the customer is remote and the Company determines that it does not have a legal obligation to remit the value of unredeemed gift cards to the relevant jurisdictions ("gift card breakage"). Based on historical redemption patterns, the likelihood of a gift card remaining unredeemed can be determined 24 months after the gift card is issued. At that time, the Company recognizes breakage income for those cards for which the likelihood of redemption is deemed to be remote and the Company does not have a legal obligation to remit the value of the unredeemed gift cards to the relevant jurisdiction. Gift card breakage income is included in service fee revenues in the Company's Consolidated Statements of Operations.

During the fourth quarter of fiscal 2008 the Company obtained sufficient historical redemption data for its gift card program to make a reasonable estimate of the ultimate redemption patterns and breakage rates. Fiscal 2008 was the first year in which the Company recognized gift card breakage income. The Company recognized $2,974 of gift card breakage income, of which $1,649 would have been recorded prior to fiscal 2008 had the Company began recognizing gift card breakage income prior to fiscal 2008.

The Company's deferred revenue consists of sales of gift cards redeemable through its clients' Web stores in which it records net revenues from product sales, as well as payments received for service fees in advance of the delivery of the Company's service obligation. For service fees received in advance, revenue is recognized either over the service period or upon completion of the Company's obligation.

Cost of Revenues from Product Sales: Cost of revenues from product sales include the cost of products sold and inbound freight related to these products, as well as outbound shipping and handling costs, other than those related to promotional free shipping and subsidized shipping and handling which are included in marketing expense

(amounts in thousands, except per share data)

in the Consolidated Statements of Operations. The Company does not record cost of service fee revenue because the Company is deemed to be an agent in accordance with EITF 99-19.

Vendor Allowances: The Company has agreements to receive funds from certain of its vendors, including rebates and cooperative marketing reimbursements. The Company has agreements with vendors setting forth the specific conditions for each allowance or payment. In accordance with EITF 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor," vendor allowances are recorded as a reduction in the cost of the applicable vendor's products and recognized in cost of revenues from product sales when the related product is sold unless the allowances represent reimbursement of a specific incremental and identifiable cost incurred to promote the vendor's product. If the allowance represents a reimbursement of cost, it is recorded as an offset to the associated expense incurred. Any reimbursement greater than the costs incurred is recognized as a reduction in the cost of the product.

Marketing: Marketing expenses include client revenue share charges, net advertising and promotional expenses incurred by the Company in operating its clients' e-commerce businesses, subsidized shipping and handling costs and catalog costs.

Client revenue share charges are payments made to the Company's clients in exchange for the use of their brand names, logos, the promotion of its clients' URLs, Web stores and toll-free telephone numbers in clients' marketing and communications materials, the implementation of programs to provide incentives to consumers to shop through the e-commerce businesses that the Company operates for its clients and other programs and services provided to the consumers of the e-commerce businesses that the Company operates for its clients, net of amounts reimbursed to the Company by its clients. Client revenue share is calculated as either a percentage of product sales or a guaranteed annual amount. Client revenue share charges were $41,796 for fiscal 2008, $35,297 for fiscal 2007 and $25,007 for fiscal 2006.

The Company expenses the cost of advertising, which includes online marketing fees, media, agency and production expenses, in accordance with SOP 93-7, "Reporting on Advertising Costs" ("SOP 93-7"). Advertising production costs are expensed the first time the advertisement runs. Online marketing fees and media (television, radio and print) placement costs are expensed in the month the advertising appears. Agency fees are expensed as incurred. Advertising and promotional expenses are net of amounts reimbursed to the Company by its clients. Advertising costs were $19,750 for fiscal 2008, $19,285 for fiscal 2007 and $19,175 for fiscal 2006.

The Company defines shipping and handling costs as only those costs incurred for a third-party shipper to transport products to consumers and these costs are included in cost of revenues from product sales to the extent the costs are less than or equal to shipping revenue. In some instances, shipping and handling costs exceed shipping charges to the consumer and are subsidized by the Company. Additionally, the Company selectively offers promotional free shipping whereby it ships merchandise to consumers free of all shipping and handling charges. The cost of promotional free shipping and subsidized shipping and handling was $4,009 for fiscal 2008, $5,908 for fiscal 2007 and $4,626 for fiscal 2006.

Catalog costs consist primarily of creative design, paper, printing, postage and mailing costs, which are capitalized and amortized over the expected future revenue stream, which is generally a period not exceeding six months. The Company accounts for catalog costs in accordance with SOP 93-7, which requires the amortization of capitalized advertising costs be based upon the ratio of actual revenues to the total of actual and estimated future revenues on an individual catalog basis. Deferred catalog costs included in prepaid expenses and other current assets were $613 for fiscal 2008 and $604 for fiscal 2007. Catalog costs were $5,222 for fiscal 2008, $4,263 for fiscal 2007 and $4,416 for fiscal 2006.

Account Management and Operations: Account management and operations expenses include fulfillment costs, customer care costs, credit card fees, and payroll related to the buying, business management and marketing functions of the Company.

(amounts in thousands, except per share data)

The Company defines fulfillment costs as personnel, occupancy and other costs associated with its fulfillment centers, personnel and other costs associated with its logistical support and vendor operations departments and third-party warehouse and fulfillment services costs. Fulfillment costs were $100,131 for fiscal 2008, $72,624 for fiscal 2007 and $43,124 for fiscal 2006.

Product Development: Product development expenses consist primarily of expenses associated with planning, maintaining and operating the technology platform on which the Company operates its clients' e-commerce businesses, and payroll and related expenses for the Company's engineering, production, creative and management information systems departments. Cost incurred to develop internal-use software are accounting for in accordance with SOP 98-1, as described in *Property and Equipment*, above. Costs incurred relating to planning and training or maintenance of internal-use software is expensed as incurred.

General and Administrative: General and administrative expenses consist primarily of payroll and related expenses for executive, finance, human resources, legal, sales and administrative personnel, as well as bad debt expense and occupancy costs for the Company's headquarters and other offices.

Foreign Currency Translation and Transactions: The functional currency of the Company's foreign operations is the applicable local currency. The functional currency is translated into U.S. dollars for balance sheet accounts using current exchange rates in effect as of the balance sheet date and for revenue and expense accounts using a weighted-average exchange rate during the period. The translation adjustments are recorded as a separate component of stockholders' equity, captioned accumulated other comprehensive loss in the Consolidated Balance Sheets. Cumulative translation adjustments included in accumulated other comprehensive loss in the Consolidated Balance Sheets were $2,327 as of January 3, 2009 and $156 as of December 30, 2007. Losses resulting from transactions denominated in currencies other than the functional currencies were $1,571 for fiscal 2008, $329 for fiscal 2007 and $57 for fiscal 2006, are included in other expense, net in the Consolidated Statements of Operations.

Stock-Based Compensation: Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") 123(R), "Share-Based Payment" ("SFAS 123(R)"), using the modified prospective approach, which requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation expense over the service period during which awards are expected to vest. The fair value of restricted stock awards and restricted stock units is determined based on the number of shares granted and the quoted price of the Company's common stock and the fair value of stock options is determined using the Black-Scholes valuation model. Such value is recognized as expense on a straight-line basis over the requisite service period, net of estimated forfeitures. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts will be recorded as a cumulative adjustment in the period in which estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class and historical experience. During the fourth quarter of fiscal 2008, fiscal 2007 and fiscal 2006, the Company recalculated its projected forfeiture rate as it applies to stock-based compensation based on historical data. For fiscal 2008 the impact of the change in estimate for the change in forfeiture rate increased costs and expenses and increased net loss by $784, which increased both basic and diluted loss per share by $0.02 in the Company's Consolidated Statement of Operations. For fiscal 2007 the impact of the change in estimate for the change in forfeiture rate increased costs and expenses and decreased net income by $495, which decreased both basic and diluted earnings per share by $0.01. For fiscal 2006 the impact of the change in estimate for the change in forfeiture rate increased costs and expenses and decreased net income by $258, which decreased diluted earnings per share by $0.01. Actual results, and future changes in estimates, may differ substantially from the Company's current estimates.

The adoption of SFAS 123(R) resulted in a cumulative benefit from accounting change of $268 and an increase in earnings per share of $0.01 in fiscal 2006, which reflects the cumulative impact of estimating future forfeitures in the determination of period expense, rather than recording forfeitures when they occur as previously permitted.

(amounts in thousands, except per share data)

See Note 10, *Stock Awards*, for more information about stock-based compensation.

Income Taxes: The Company accounts for income taxes in accordance with SFAS 109, "Accounting for Income Taxes" ("SFAS 109"). In accordance with SFAS 109, the Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss carryforwards. The impact on deferred taxes of changes in tax rates and laws, if any, applied to the years during which temporary differences are expected to be settled, is reflected in the consolidated financial statements in the period of enactment.

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event the Company determines it would be able to realize its deferred tax assets in the future in excess of their recorded amount, the Company would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

The Company does not provide for U.S. taxes on its undistributed earnings of foreign subsidiaries since it intends to invest such undistributed earnings indefinitely outside of the U.S. If such amounts were repatriated, the amount of U.S. income taxes would be immaterial.

In accordance with Financial Accounting Standards Board's Interpretation ("FIN") 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109" ("FIN 48"), the Company recognizes a tax benefit from an uncertain tax position only if it is "more likely than not" that the position is sustainable upon examination, including resolutions of any related appeals or litigation processes, based on its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority having full knowledge of all relevant information. The liability for unrecognized tax benefits is classified as noncurrent unless the liability is expected to be settled in cash within 12 months of the reporting date. The Company records any estimated interest or penalties from the uncertain tax position as income tax expense. The Company adopted FIN 48 effective December 31, 2006, the first day of its fiscal 2007. As a result of the implementation of FIN 48, the Company recognized no increase in the liability for unrecognized tax benefits.

New Accounting Pronouncements: In September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position ("FSP") 157-2, "Effective Date of FASB Statement No. 157" which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis, at least annually, until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and the Company adopted SFAS 157 for financial assets and liabilities on the first day of its fiscal 2008, with no material impact to its consolidated financial statements. The Company does not anticipate that the adoption of this statement for nonfinancial assets and liabilities will have a material impact on its consolidated financial statements. For additional information regarding the Company's adoption of SFAS 157, see Note 3, *Fair Value of Financial Instruments*.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company opted not to electively adopt the provisions of SFAS 159.

(amounts in thousands, except per share data)

In December 2007, the FASB issued SFAS 141(R), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements for an acquirer in a business combination on recognizing and measuring the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the entity acquired in its financial statements. In addition, SFAS 141(R) provides guidance on the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase as well as what information to disclose to enable users of the financial statements to evaluate the nature and financial impact of the business combination. SFAS 141(R) also requires recognition of assets and liabilities of noncontrolling interests acquired, fair value measurement of consideration and contingent consideration, expense recognition for transaction costs and certain integration costs, recognition of the fair value of contingencies, and adjustments to income tax expense for changes in an acquirer's existing valuation allowances or uncertain tax positions that result from the business combination. SFAS 141(R) is effective for the Company as of January 4, 2009, and shall be applied prospectively.

In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes principles and requirements of treatment for the portion of equity in a subsidiary that is not attributable directly or indirectly to a parent. This is commonly known as a minority interest. The objective of SFAS 160 is to improve relevance, comparability, and transparency concerning ownership interests in subsidiaries held by parties other than the parent by providing disclosures that clearly identify between interests of the parent and interest of the noncontrolling owners and the related impacts on the consolidated statement of income and the consolidated statement of financial position. SFAS 160 also provides guidance on disclosures related to changes in the parent's ownership interest and deconsolidation of a subsidiary. The provisions of SFAS 160 apply prospectively with presentation and disclosure requirements applied retrospectively to all periods presented. SFAS 160 is effective for the Company as of January 4, 2009. The Company does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statements.

In March 2008, the FASB issued SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). SFAS 161 requires companies with derivative instruments to disclose how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," and how derivative instruments and related hedged items affect a company's financial statements. SFAS 161 is effective for financial statements issued for the Company as of January 4, 2009. The Company does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statements.

In May 2008, the FASB issued FSP APB 14-1, which changes the accounting treatment for convertible debt instruments that allow for either mandatory or optional cash settlements. FSP APB 14-1 will require the issuer of convertible debt instruments with cash settlement features to separately account for the liability and equity components of the instrument. The Company's $207,500 of subordinated convertible notes will be subject to the provisions of FSP APB 14-1 because under the notes the Company has the ability to elect cash settlement of the conversion value of the notes. The debt component of the notes will be recognized at the present value of the Company's cash flows discounted using its nonconvertible debt borrowing rate. The equity component of the notes will be recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. The FSP will also require an accretion of the resultant debt discount over the expected life of the debt. The transition guidance requires retrospective application to all periods presented and does not grandfather existing instruments. FSP APB 14-1 is effective for the Company as of January 4, 2009. The adoption in the first quarter of fiscal 2009 will result in the following changes on the Consolidated Balance Sheet: a decrease to convertible notes of approximately $46,000, an increase to additional paid in capital of approximately $45,000, an increase to accumulated deficit of approximately $19,000, an increase to deferred tax liability of approximately $19,000, and a decrease to other assets, net of approximately $1,000. It will also result in a material decrease to earnings as a result of a material non-cash increase to interest expense to accrete the value of the notes from its fair value to its principle amount over the term of the subordinated convertible notes in the Consolidated Statements of Operations. For fiscal

(amounts in thousands, except per share data)

2009, the incremental charge to interest expense as a result of the FSP will be approximately $10,000. The incremental charge to interest expense that the Company will retrospectively present is approximately $9,000 for fiscal 2008, $6,000 for fiscal 2007, $3,000 for fiscal 2006 and $1,000 for fiscal 2005. These changes will not impact the Company's cash flows from operating activities, investing activities or financing activities.

In June 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 requires that unvested stock-based compensation awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) should be classified as participating securities and should be included in the computation of earnings per share pursuant to the two-class method as described by SFAS 128, "Earnings per Share." The provisions of FSP EITF 03-6-1 are required for fiscal years beginning after December 15, 2008. The Company does not believe the adoption of FSP EITF 03-6-1 will have a material impact on its computation of earnings per share.

In June 2008, the FASB ratified the consensus reached on EITF Issue 07-5, "Determining whether an Instrument (or Embedded Feature) is indexed to an Entity's Own Stock," ("EITF 07-5"). EITF 07-5 provides a two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer's own stock and thus able to qualify for the scope exception under SFAS 133 "Accounting for Derivative Instruments and Hedging Activities." EITF 07-5 is effective for the Company as of January 4, 2009. The Company is currently evaluating the impact that the adoption of this statement will have a material impact on its consolidated financial statements.

NOTE 3 — FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted SFAS 157 in the first quarter of fiscal 2008 for financial assets and liabilities. This standard defines fair value as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.

Assets and liabilities measured at fair value are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by SFAS 157 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level 3 — Inputs are unobservable and reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company's financial assets subject to fair value measurements on a recurring basis are as follows (in thousands):

	Fair Value Measurements on January 3, 2009		
Recurring Fair Value Measures	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets			
Cash and cash equivalents(1)			
Money market mutual funds	$97,849	$ —	$—
Other assets			
Cash surrender value of life insurance policies	—	991	—
	$97,849	$991	$—

(1) Cash and cash equivalents total $130,315 as of January 3, 2009, and are comprised of $97,849 of money market mutual funds and $32,466 of bank deposits.

	Fair Value Measurements on January 3, 2009		
Nonrecurring Fair Value Measures	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets			
Other assets			
Equity investments	$—	$—	$1,418
	$—	$—	$1,418

Certain assets are measured at fair value on a non-recurring basis. For fiscal 2008, the Company recognized an other than temporary impairment loss of $1,665 which reduced the carrying value of one of its equity investments from $3,083 to its estimated fair value of $1,418. Fair value was determines using Level 3 unobservable inputs including the use of discounted cash flow models.

(amounts in thousands, except per share data)

NOTE 4 — PROPERTY AND EQUIPMENT

The major classes of property and equipment, at cost, as of December 29, 2007 and January 3, 2009 were as follows:

	December 29, 2007	January 3, 2009
Computer hardware and software	$ 148,091	$ 190,957
Building and building improvements	44,213	44,721
Furniture, warehouse and office equipment, and other	38,916	40,423
Land	7,889	7,889
Leasehold improvements	4,200	4,592
Capitalized leases	17,403	28,141
Construction in progress	1,528	1,497
	262,240	318,220
Less: Accumulated depreciation	(105,466)	(153,387)
Property and equipment, net	$ 156,774	$ 164,833

The Company's net book value in capital leases, which consist of warehouse equipment and computer hardware, was $22,595 as of January 3, 2009 and $16,095 as of December 29, 2007. Amortization of capital leases is included within depreciation and amortization expense on the Consolidated Statements of Operations. Interest expense recorded on capital leases was $1,375 for fiscal 2008, $711 for fiscal 2007 and $44 for fiscal 2006.

NOTE 5 — GOODWILL AND OTHER INTANGIBLE ASSETS

The following table summarizes the changes in the carrying amount of goodwill for each of the Company's reportable segments:

	E-Commerce Services	Interactive Marketing Services	Consolidated
December 29, 2007	$82,757	$ —	$ 82,757
Purchase price adjustments	(283)	—	(283)
e-Dialog acquisition (see Note 6)	—	112,238	112,238
Foreign currency translation	284	—	284
January 3, 2009	$82,758	$112,238	$194,996

(amounts in thousands, except per share data)

The Company's intangible assets were as follows:

	December 29, 2007	January 3, 2009	Weighted-Average Life
Gross carrying value of intangible assets subject to amortization:			
Customer contracts	$17,282	$ 38,773	2.5
Non-compete agreements	3,838	3,838	3.0
Purchased technology	—	4,493	4.0
Trade name	82	470	1.1
Foreign currency translation	—	(691)	
	21,202	46,883	2.5
Accumulated amortization:			
Customer contracts	(4,570)	(15,302)	
Non-compete agreements	(320)	(1,599)	
Purchased technology	—	(1,152)	
Trade name	(82)	(470)	
Foreign currency translation	—	183	
	(4,972)	(18,340)	
Net carrying value:			
Customer contracts	12,712	23,471	
Non-compete agreements	3,518	2,239	
Purchased technology	—	3,341	
Trade name	—	—	
Foreign currency translation	—	(508)	
Total intangible assets subject to amortization, net	16,230	28,543	
Indefinite life intangible assets:			
Trade name	246	18,120	
Total intangible assets	$16,476	$ 46,663	

Amortization expense of intangible assets was $13,553 for fiscal 2008, $4,531 for fiscal 2007 and $432 for fiscal 2006. Estimated future amortization expense related to intangible assets as of January 3, 2009, which does not reflect any foreign currency translation effects, is as follows:

Fiscal 2009	$ 9,712
Fiscal 2010	7,892
Fiscal 2011	5,641
Fiscal 2012	2,538
Fiscal 2013	1,786
Thereafter	1,482
	$29,051

NOTE 6 — ACQUISITIONS

The Company accounts for acquisitions using the purchase method of accounting in accordance with SFAS 141, "Business Combinations" ("SFAS 141"). Under the purchase method, assets acquired and liabilities assumed from acquisitions are recorded at their fair values as of the acquisition date. Any excess of the purchase price over the fair values of the net assets acquired are recorded as goodwill. The Company's purchased intangible

(amounts in thousands, except per share data)

assets and goodwill are not deductible for tax purposes. However, purchase accounting allows for the establishment of deferred tax liabilities on purchased intangible assets, other than goodwill.

e-Dialog, Inc.

On February 13, 2008, the Company completed the acquisition of e-Dialog, Inc. ("e-Dialog") pursuant to the terms of an Agreement and Plan of Merger dated January 23, 2008. e-Dialog is a provider of advanced e-mail marketing services and solutions to more than 100 companies in the U.S. and Europe. The Company believes the acquisition will expand the breadth and depth of its interactive marketing services capabilities, its reach into existing and new vertical markets, and its growing European presence. The Company also believes that e-Dialog will benefit from the Company's large scale and market-leading position in e-commerce and multichannel services. As consideration for the acquisition of e-Dialog, the Company paid $148,363 in cash, of which $17,500 will be held in escrow for a period of 15 months. In connection with the acquisition, the Company issued 568 restricted stock units and restricted stock awards with an aggregate value of approximately $9,300 to employees of e-Dialog based on the market price of the Company's stock on the grant date. Recipients are required to remain employed for specified periods of time subsequent to the acquisition in order for the stock units to vest. The $9,300 will be recognized as stock-based compensation cost, net of estimated forfeitures, over the required service period. The acquisition was financed by the Company in part from its proceeds from the issuance of its 2.5% subordinated convertible notes due 2027, and in part from its working capital.

In accordance with SFAS 141, the total purchase price is $150,066, including acquisition-related transaction costs of $1,703. Acquisition-related transaction costs include advisory, legal and other external costs directly related to the merger. e-Dialog's results of operations are included in the Company's Consolidated Statement of Operations beginning on February 13, 2008.

The following table summarizes the fair values of the e-Dialog assets acquired and liabilities assumed, including cash acquired, as of the acquisition date:

Total current assets	$ 17,067
Property, plant and equipment	4,530
Goodwill	112,238
Identifiable intangible assets:	
Customer contracts	19,470
Internal-developed software	4,493
Trade name	17,874
Total assets acquired	175,672
Total current liabilities	(6,564)
Long-term deferred tax liabilities	(19,042)
Total liabilities assumed	(25,606)
Net assets acquired	$150,066

Unaudited Pro Forma Financial Information

The financial information in the table below summarizes the combined results of operations of the Company and e-Dialog on a pro forma basis, as though the companies had been combined as of the beginning of each of the periods presented. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had actually taken place at the beginning of each of the periods presented and is not intended to be a projection of future results or trends. The pro

(amounts in thousands, except per share data)

forma financial information for all periods presented includes pro forma adjustments, net of any applicable tax for a reduction to interest income on the Company's cash and cash equivalents used to fund the acquisition.

	Fiscal Year Ended	
	December 29, 2007	January 3, 2009
Net revenues	$787,531	$971,897
Net income (loss)	$ 2,940	$ (17,337)
Basic and diluted income (loss) per share:	$ 0.06	$ (0.37)

Zendor.com Ltd.

On December 14, 2007, the Company completed the acquisition of Zendor.com Ltd. ("Zendor") pursuant to the terms of an Agreement and Plan of Merger dated November 30, 2007 ("Zendor Agreement"). Zendor is a United Kingdom-based provider of fulfillment, customer care and e-commerce solutions. The Company believes the acquisition establishes it as an end-to-end e-commerce solution provider capable of delivering integrated, multichannel e-commerce solutions to both the U.K. and global retailers and brands. As consideration for the acquisition of Zendor, the Company paid $9,920 in cash, including acquisition-related transaction costs of approximately $1,159. Acquisition-related transaction costs include advisory, legal and other external costs directly related to the merger. Included in the acquisition cost is $833 paid to Zendor in the first quarter of fiscal 2008 representing the excess value of Zendor's net assets on the acquisition date over a targeted threshold, as defined in the Zendor Agreement. Zendor's results of operations are included in the Company's results of operations beginning on the acquisition date of December 14, 2007. The acquisition was funded by the Company from its working capital. In accordance with SFAS 141, the allocation of the purchase price over the fair value of the tangible and identifiable intangible assets acquired resulted in $1,878 recorded as goodwill. The following table summarizes the fair values of the Zendor assets acquired and liabilities assumed, including cash acquired, as of the acquisition date:

Total current assets	$ 9,830
Property, plant and equipment	3,281
Goodwill	1,878
Identifiable intangible assets:	
Customer contracts	2,155
Trade name	388
Total assets acquired	17,532
Total liabilities assumed	(7,612)
Net assets acquired	$ 9,920

Accretive Commerce, Inc.

On September 10, 2007, the Company completed the acquisition of Accretive Commerce, Inc. ("Accretive") pursuant to the terms of an Agreement and Plan of Merger dated August 16, 2007 ("Accretive Agreement"). Accretive is an e-commerce solutions provider that offers e-commerce technology, customer care and fulfillment solutions as well as related services. Accretive's clients are primarily in the merchandise categories of apparel, home, health and beauty, and specialty foods. The Company believes the acquisition of Accretive strengthens its position in the e-commerce industry and enhances stockholder value by expanding its infrastructure and expanding its client base. As consideration for the acquisition of Accretive, the Company paid approximately $98,200 in cash,

(amounts in thousands, except per share data)

of which $11,300 is being held in escrow for a period of 18 months to secure the indemnification obligations under the Accretive Agreement. The acquisition was financed by the Company from its working capital.

In accordance with SFAS 141, the total purchase price is $98,600, including acquisition-related transaction costs of approximately $400. Acquisition-related transaction costs include advisory, legal and other external costs directly related to the merger. Accretive's results of operations are included in the Company's Consolidated Statement of Operations beginning on the acquisition date of September 10, 2007. The following table summarizes the fair values of the Accretive assets acquired and liabilities assumed, including cash acquired, as of the acquisition date:

Total current assets	$ 16,802
Property, plant and equipment	9,197
Identifiable intangible assets:	
Customer contracts	15,008
Employee non-compete agreements	3,838
Goodwill	61,916
Other assets	8,638
Total assets acquired	115,399
Total current liabilities	(14,962)
Total non-current liabilities	(1,837)
Total liabilities assumed	(16,799)
Net assets acquired	$ 98,600

In connection with the acquisition, the Company recorded exit cost liabilities of $6,100, which includes $3,100 of severance payments and related benefits for employees of Accretive terminated or notified of their pending termination and $3,000 of lease payments for certain facilities that have been exited or will be exited prior to the expiration of their leases. These amounts are included in the table above. The following table is a summary of activity related to accrued acquisition costs:

	December 29, 2007	Additions	Payments	Other Adjustments	January 3, 2009
Severance payments	$2,667	$ 45	$(2,206)	$ (415)	$ 91
Lease payments	2,824	96	(425)	(2,212)	283
	$5,491	$141	$(2,631)	$(2,627)	$374

(amounts in thousands, except per share data)

NOTE 7 — LONG-TERM DEBT AND CREDIT FACILITY

The following table summarizes the Company's long-term debt as of:

	December 29, 2007	January 3, 2009
Convertible notes	$207,500	$207,500
Notes payable	12,858	12,663
Capital lease obligations	16,793	24,833
	237,151	244,996
Less: Current portion of notes payable	(193)	(184)
Less: Current portion of capital lease obligations	(2,213)	(4,703)
	$234,745	$240,109

3% Convertible Notes due 2025

In fiscal 2005, the Company completed a public offering of $57,500 aggregate principal amount of 3% subordinated convertible notes due June 1, 2025. The notes bear interest at 3%, payable semi-annually on June 1 and December 1.

Holders may convert the notes into shares of the Company's common stock (or cash or a combination of the Company's common stock and cash, if the Company so elects) at a conversion rate of 56.1545 shares per $1,000 principal amount of notes (representing a conversion price of approximately $17.81 per share), subject to adjustment, on or after May 1, 2010. Additionally, at any time prior to the close of business on the business day immediately preceding May 1, 2010, holders may convert into shares of the Company's common stock (or cash or a combination of the Company's common stock and cash, if the Company so elects) only if (i) the trading price of the notes for a defined period is less than 103% of the product of the closing sale price of the Company common stock and the conversion rate or (ii) the Company elects to make certain distributions of assets or securities to all holders of common stock. Upon conversion, the Company will have the right to deliver, in lieu of shares of the Company's common stock, cash or a combination of cash and shares of the Company's common stock, which is at the Company's election. At any time prior to the maturity date, the Company may irrevocably elect to satisfy the Company's conversion obligation with respect to the principal amount of the notes to be converted with a combination of cash and shares of the Company's common stock, which is at the Company's election. If holders elect to convert their notes in connection with a fundamental change (any transaction or event, as defined in the Indenture, whereby more than 50% of the Company's common stock is exchanged, converted and/or acquired) that occurs on or prior to June 1, 2010, the Company is required to deliver shares of the Company's common stock, cash or a combination of cash and shares of the Company's common stock, which is at the Company's election, inclusive of a make whole adjustment that could result in up to 11.23 additional shares issued per $1,000 principal amount of notes. This make-whole adjustment is based on the sale price of the Company's common stock.

At any time on or after June 6, 2010, the Company may redeem any of the notes for cash at a redemption price of 100% of their principal amount, plus accrued and unpaid interest, if any, up to but excluding the redemption date. Holders may require the Company to repurchase the notes at a repurchase price equal to 100% of their principal amount plus accrued and unpaid interest, if any, on June 1 of 2010, 2015 and 2020, or at any time prior to maturity upon the occurrence of a designated event.

The estimated fair market value of the subordinated convertible notes was $40,825 as of January 3, 2009 and $73,241 as of December 29, 2007 based on quoted market prices.

(amounts in thousands, except per share data)

2.5% Convertible Notes due 2027

In July 2007, the Company completed a private placement of $150,000 of aggregate principal amount of 2.5% subordinated convertible notes due June 1, 2027, raising net proceeds of approximately $145,000, after deducting initial purchaser's discount and issuance costs. The notes bear interest at 2.5%, payable semi-annually on June 1 and December 1.

Holders may convert the notes into shares of the Company's common stock (or cash or a combination of the Company's common stock and cash, if the Company so elects) at a conversion rate of 33.3333 shares per $1,000 principal amount of notes (representing a conversion price of approximately $30.00 per share), subject to adjustment, (i) on or after March 1, 2014 and at any time prior to the close of business on the scheduled trading day immediately preceding June 8, 2014, and (ii) on or after March 1, 2027 and at any time prior to the close of business on the scheduled trading day immediately preceding the maturity date of June 1, 2027. Additionally, at any time prior to the close of business on the scheduled trading day immediately preceding March 1, 2014 and at any time on or after June 8, 2014 and prior to the close of business on the scheduled trading day immediately preceding March 1, 2027, holders may convert, in whole or in part, into shares of the Company's common stock (or cash or a combination of the Company's common stock and cash, if the Company so elects) if (i) after any five consecutive trading day period in which the trading price of the notes was less than 98% of the product of the closing sale price of the Company's common stock and the applicable conversion rate, (ii) after the calendar quarter ending September 30, 2007, if the closing sale price of the Company's common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect for the notes on the last trading day of the immediately preceding calendar quarter, (iii) upon the occurrence of specified corporate events or (iv) if the Company calls the notes for redemption.

Upon conversion, the Company will have the right to deliver, in lieu of shares of the Company's common stock, cash or a combination of cash and shares of the Company's common stock. At any time on or prior to the 25th scheduled trading day prior to the maturity date, the Company may irrevocably elect to satisfy its conversion obligation by delivering cash for the principal amount of the notes and, if applicable, shares of the Company's common stock for any amount in excess thereof. If holders elect to convert their notes in connection with certain make whole fundamental changes (as defined in the Indenture governing the Company's 2.5% notes) that occur on or prior to June 1, 2014, the Company will increase the applicable conversion rate for the notes such that the holders will be entitled to receive up to 7.71 additional shares of common stock per $1,000 principal amount of notes (or cash, or a combination of cash and shares of common stock, if the Company so elects) upon conversion. This make-whole adjustment is based on the sale price of the Company's common stock. No adjustment to the conversion rate will be made if the stock price is less than $24.36 per share or if the stock price exceeds $100.00 per share.

At any time on or after June 8, 2014, the Company may redeem any of the notes for cash at a redemption price of 100% of their principal amount, plus accrued and unpaid interest, if any, up to but excluding, the redemption date. If a fundamental change occurs prior to the maturity of the notes, the holders may require the Company to repurchase all or part of their notes at a repurchase price of 100% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. In addition, the holders may require the Company to repurchase all or part of their notes for cash on June 1 of 2014, 2017 and 2022, respectively, at a repurchase price equal to 100% of their principal amount, plus any accrued or unpaid interest, if any, to, but excluding, the date of repurchase.

The estimated fair market value of the subordinated convertible notes was $68,745 as of January 3, 2009 and $145,260 as of December 29, 2007 based on quoted market prices.

(amounts in thousands, except per share data)

Note Payable

In fiscal 2004, a wholly-owned subsidiary of the Company entered into an agreement to purchase a new corporate headquarters in King of Prussia, Pennsylvania, together with an option to purchase an additional parcel of land. The purchase price for the building was $17,000. In connection with the purchase of the corporate headquarters, a wholly-owned subsidiary of the Company entered into a $13,000 mortgage note collateralized by a first lien on substantially all of the assets of that subsidiary. The mortgage note bears interest at 6.32% per annum and has a maturity date of July 2014, at which time the Company is required to pay the remaining principal balance of approximately $11,100. The Company, in accordance with the terms of the mortgage note, provided a letter of credit in the amount of $3,000 as additional security and in fiscal 2005 completed initial capital improvements to the building reducing the letter of credit to $1,000 in accordance with the terms of the mortgage note. The Company is required to pledge $1,000 of its cash equivalents as collateral for the letter of credit. This collateral is classified as restricted cash and included in other assets, net on the Consolidating Balance Sheets as of January 3, 2009 and December 29, 2007. The Company recorded interest expense related to the note of $805 for fiscal 2008, $803 for fiscal 2007 and $816 for fiscal 2006. The estimated fair market value of the note payable approximated its carrying value as of January 3, 2009 and December 29, 2007 based on similar instruments.

Capital Lease Obligations

Certain of the Company's warehouse equipment and computer hardware have been acquired under capital leases. The capital leases have maturity dates ranging from February 2009 to August 2014 and bear interest at rates ranging from 3.4% to 6.6% per annum. Capital lease obligations were as follows:

	January 3, 2009
Gross capital lease obligations	$29,047
Less: imputed interest	(4,214)
Total present value of future minimum lease payments	24,833
Less: current portion	(4,703)
Long-term portion	$20,130

Credit Facilities

In January 2008, the Company obtained a secured revolving credit facility that matures in January 2013 with a syndicate of banks with an initial availability of $75,000. Subject to certain conditions, the credit facility may be increased to $150,000. In May 2008, the Company expanded the credit facility by $15,000 thereby increasing the availability under the credit facility to $90,000. The $90,000 credit facility provides for the issuance of up to $20,000 of letters of credit, which is included in the $90,000 available under the credit facility. The credit facility is collateralized by substantially all of the Company's assets. The Company may elect to have amounts outstanding under the credit facilities bear interest at either a LIBOR rate plus an applicable margin of 0.75% to 1.50%, the prime rate plus an applicable margin of 0.75% to 1.50%, or at the Federal Funds Open Rate plus 0.5%. The applicable margin is determined by the leverage ratio of funded debt to EBITDA, as defined in the credit facility. The Company had no outstanding borrowings and $1,229 of outstanding letters of credit under the secured revolving credit facility as of January 3, 2009.

(amounts in thousands, except per share data)

NOTE 8 — COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is involved in various litigation incidental to its business, including alleged contractual claims, claims relating to infringement of intellectual property rights of third parties, claims relating to the manner in which goods are sold through its integrated platform and claims relating to the Company's collection of sales taxes in certain states. The Company collects sales taxes for goods owned and sold by it and shipped into certain states. As a result, the Company is subject from time to time to claims from other states alleging that the Company failed to collect and remit sales taxes for sales and shipments of products to customers in states.

Based on the merits of the cases and/or the amounts claimed, the Company does not believe that any claims are likely to have a material adverse effect on its business, financial position or results of operations. The Company may, however incur substantial expenses and devote substantial time to defend these claims whether or not such claims are meritorious. In the event of a determination adverse to the Company, the Company may incur substantial monetary liability and may be required to implement expensive changes in its business practices, enter into costly royalty or licensing agreements, or begin to collect sales taxes in states in which we previously did not. An adverse determination could have a material adverse effect on the Company's business, financial position or results of operations. Expenditures for legal costs are expensed as incurred.

Operating and Capital Commitments

The following summarizes the Company's principal operating and capital commitments as of January 3, 2009:

	Payments due by fiscal year						
	2009	2010	2011	2012	2013	Thereafter	Total
Operating lease obligations(1)	$ 14,881	$13,987	$ 10,685	$ 7,358	$ 5,379	$ 13,019	$ 65,309
Purchase obligations(1)	86,989	5,953	992	—	—	—	93,934
Client revenue share payments(1)	21,643	27,218	27,683	20,818	8,707	53,850	159,919
Debt interest(1)	6,813	5,241	4,509	4,498	4,481	11,374	36,916
Debt obligations	399	195	57,709	220	237	161,403	220,163
Capital lease obligations, including interest(2)	6,159	5,977	5,925	5,631	3,608	1,747	29,047
Total	$136,884	$58,571	$107,503	$38,525	$22,412	$241,393	$605,288

(1) Not required to be recorded in the Consolidated Balance Sheet as of January 3, 2009 in accordance with accounting principles generally accepted in the United States of America.

(2) Capital lease obligations, excluding interest, are recorded in the Consolidated Balance Sheets.

Approximately $1,708 of unrecognized tax benefits have been recorded as liabilities as of January 3, 2009, in accordance with FIN 48, and the Company is uncertain as to if or when such amounts may be settled; as a result, these obligations are not included in the table above. Changes to these tax contingencies that are reasonably possible in the next 12 months are not expected to be material.

The Company leases customer contact centers, fulfillment centers, office facilities and certain fixed assets under non-cancelable operating leases. Rent expense under operating lease agreements was $20,482 for fiscal 2008, $6,400 for fiscal 2007 and $4,602 for fiscal 2006. The increase in rent expense for fiscal 2008 was primarily due to the acquisitions of Accretive, e-Dialog and Zendor. Certain of these leases contain customary renewal and extension provisions.

(amounts in thousands, except per share data)

NOTE 9 — STOCKHOLDERS' EQUITY

Preferred Stock:

Under the Company's Certificate of Incorporation, the maximum number of authorized shares of preferred stock, $0.01 par value, is 5,000,000. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation and conversion and redemption rights. No preferred stock was issued or outstanding for fiscal 2008 or fiscal 2007.

Common Stock:

Under the Company's Certificate of Incorporation, the maximum number of authorized shares of common stock, $0.01 par value, is 90,000,000.

Stockholders Right Plan:

On April 2, 2006, the Board of Directors authorized 95 shares of Series A Junior Preferred Stock ("Series A") and declared a dividend distribution of one right (a "Right") for each outstanding share of common stock to the stockholders of record on the close of business on April 14, 2006. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share of Series A, at a price of $85 per unit, subject to adjustment. However, the Rights are not exercisable unless certain events occur, such as a person or group acquiring or obtaining the right to acquire, or making a tender offer or exchange offer for, beneficial ownership of 20% or more of the Company's outstanding common stock (or, in the case of any stockholder that as of April 2, 2006 beneficially owned 19% or more of the Company's outstanding shares of common stock, 25.1% or more). Subject to certain exceptions, upon exercise of the Right, each holder of a Right will have the right to receive shares of the Company's common stock, or other consideration, having a value equal to two times the exercise price of the Right. Additionally, at certain times, the Company has the right to redeem the Rights in whole, but not in part, at a price of $.001 per Right. The description and terms of the Rights are set forth in a Rights Agreement, dated April 2, 2006. The Rights will expire on April 14, 2016, unless the Rights are earlier redeemed or exchanged in accordance with the terms of the Rights Agreement. As of January 3, 2009, no Series A shares were issued or outstanding.

NOTE 10 — STOCK AWARDS

The Company currently maintains the 2005 Equity Incentive Plan ("the Plan") which provides for the grant of equity to certain employees, directors and other persons. As of January 3, 2009, 2,841 shares of common stock were available for future grants under the Plan. The equity awards granted under the Plan generally vest at various times over periods ranging up to five years and have terms of up to ten years after the date of grant, unless the optionee's service to the Company is interrupted or terminated. Stock appreciation rights ("SARs") may be granted under the Plan either alone or in tandem with stock options. No SARs have been granted to date under the plan.

Stock Options and Warrants

The following table summarizes the stock option activity for fiscal 2008:

	Number of Shares (In thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value
Outstanding at December 29, 2007	4,163	$ 9.94		
Granted	—	—		
Exercised	(121)	$11.01		
Forfeited/Cancelled	(13)	$12.87		
Outstanding at January 3, 2009	4,029	$ 9.90	3.70	$9,136
Vested and expected to vest at January 3, 2009	4,029	$ 9.90	3.70	$9,136
Exercisable at January 3, 2009	4,029	$ 9.90	3.70	$9,136

No options were granted in fiscal 2008, fiscal 2007 or fiscal 2006. The total intrinsic value of options exercised was $446 for fiscal 2008, $10,461 for fiscal 2007 and $7,504 for fiscal 2006 as determined as of the date of exercise. Cash proceeds from options exercised during fiscal 2008 were $1,329. For fiscal 2008 the Company recognized a stock-based compensation benefit of $30 due to forfeited shares in excess of the Company's estimated forfeiture rate. The total stock-based compensation cost recognized for stock options was $644 for fiscal 2007 and $1,660 for fiscal 2006.

The following table summarizes the warrant activity for fiscal 2008:

	Number of Shares (In thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value
Outstanding at December 29, 2007	230	$3.01		
Granted	—	$ —		
Exercised	(8)	$7.63		
Forfeited/Cancelled	(7)	$6.96		
Outstanding at January 3, 2009	215	$2.72	2.23	$1,735
Vested and expected to vest at January 3, 2009	215	$2.72	2.23	$1,735
Exercisable at January 3, 2009	15	$5.70	2.01	$ 77

No warrants were granted or issued by the Company during fiscal 2007 or fiscal 2006. The total intrinsic value of warrants exercised was $65 for fiscal 2008, $0 for fiscal 2007 and $2,281 for fiscal 2006, as determined as of the date of exercise. Cash proceeds from warrants exercised during fiscal 2008 were $56. No warrants were granted by the Company during fiscal 2008, fiscal 2007 or fiscal 2006.

Restricted Stock Units

The Company also has issued restricted stock units to certain employees. The grant-date fair value of restricted stock units is based on the market price of the stock, and compensation cost is amortized to expense on a straight-line basis over the vesting period during which employees perform services.

The following summarizes the restricted stock unit activity for fiscal 2008:

	Number of Shares (In thousands)	Weighted Average Grant Date Fair Value
Nonvested shares at December 29, 2007	1,870	$23.40
Granted	2,641	$14.03
Vested	(755)	$12.39
Forfeited/Cancelled	(265)	$18.47
Nonvested shares at January 3, 2009	3,491	$19.07

During fiscal 2007, the Company granted to employees 1,095 restricted stock units of the Company's common stock at a weighted average fair value at grant date of $20.16. During fiscal 2006, the Company granted to employees 949 restricted stock units of the Company's common stock at a weighted average fair value at grant date of $14.83.

The total intrinsic value of restricted stock units that vested was $9,349 for fiscal 2008, $4,676 for fiscal 2007 and $1,164 for fiscal 2006. The total stock-based compensation cost for restricted stock units was $15,280 for fiscal 2008, $6,694 for fiscal 2007 and $3,242 for fiscal 2006. As of January 3, 2009, there was approximately $31,634 of unrecognized pre-tax compensation cost, net of forfeitures, related to nonvested stock units, which is expected to be recognized over a weighted average remaining period of approximately 1.5 years.

During fiscal 2006, the Company accelerated the vesting period of 39 restricted stock units. As a result of that modification, the Company recognized additional stock-based compensation expense of $504.

Restricted Stock Awards

The Company also has issued restricted stock awards to certain employees. The grant-date fair value of restricted stock awards is based on the market price of the stock, and compensation cost is amortized to expense on a straight-line basis over the vesting period during which employees perform services.

During fiscal 2008, the Company granted restricted stock awards for 301 shares of the Company's common stock at a weighted average fair value at grant date of $16.47. No restricted stock awards were granted during fiscal 2007 or fiscal 2006. As of January 3, 2009, there were 301 shares outstanding.

During fiscal 2008, five shares vested with a weighted average grant date fair value of $9.51 and an intrinsic value of $77. The total stock-based compensation cost recognized for restricted stock awards was $1,892 for fiscal 2008, $67 for fiscal 2007 and $49 for fiscal 2006. As of January 3, 2009, there was approximately $2,194 of unrecognized pre-tax compensation cost, net of forfeitures, related to nonvested stock awards, which is expected to be recognized over a weighted average remaining period of approximately 1.1 years.

(amounts in thousands, except per share data)

NOTE 11 — INCOME TAXES

The income before income taxes and the related benefit from income taxes were as follows:

	Fiscal Year Ended		
	December 30, 2006	December 29, 2007	January 3, 2009
Income before income taxes:			
Domestic	$ 9,750	$ 3,816	$(10,375)
Foreign	(45)	(864)	(9,918)
Total	$ 9,705	$ 2,952	$(20,293)
Provision for income taxes:			
Current:			
Federal	$ 441	$ 64	$ 488
State	438	682	1,765
Foreign	—	10	—
Total Current	$ 879	$ 756	$ 2,253
Deferred:			
Federal	$(42,035)	$ 1,032	$ (4,343)
State	(2,572)	(1,875)	(349)
Foreign	—	—	(931)
Total Deferred	$(44,607)	$ (843)	$ (5,623)
Total:			
Federal	$(41,594)	$ 1,096	$ (3,855)
State	(2,134)	(1,193)	1,416
Foreign	—	10	(931)
Total	$(43,728)	$ (87)	$ (3,370)

(amounts in thousands, except per share data)

The significant components of net deferred tax assets and liabilities as of December 29, 2007 and January 3, 2009 consisted of the following:

	December 29, 2007	January 3, 2009
Deferred tax assets:		
Net operating loss carryforwards	$ 162,532	$ 160,284
Deferred revenue	8,073	8,810
Stock-based compensation	2,987	4,738
Investment impairment and losses	2,902	3,669
Accrued bonus	—	2,758
Allowance for sales returns	2,657	2,161
Alternative minimum tax credits	1,011	1,674
Amortization	3,323	1,401
Inventory	1,346	1,264
Research and development tax credits	473	1,217
Provision for doubtful accounts	684	779
Accrued expenses	1,295	713
Restructuring	2,096	66
Other	714	1,353
Total deferred tax assets	190,093	190,887
Valuation allowance	(121,417)	(123,491)
Total deferred tax assets, net of valuation allowance	68,676	67,396
Deferred tax liabilities:		
Property and equipment, net	(3,110)	(2,891)
Amortization of intangibles	(6,218)	(17,518)
Total deferred tax liabilities	(9,328)	(20,409)
Net deferred tax asset	$ 59,348	$ 46,987

As of January 3, 2009, the Company had available federal, state and foreign net operating loss carryforwards of approximately $430,938, $186,999 and $8,509, respectively, which expire in the years 2009 through 2028. The Company will continue to monitor all available evidence related to its ability to utilize these tax attributes.

The Company's net operating loss carryforwards expire as follows:

2009-2015	$ 20,326
2016-2021	386,273
2022-2028	219,847
	$626,446

Realization is dependent on generating sufficient taxable income prior to expiration of the net operating loss carryforwards. Although realization is not assured, management believes it is more likely than not that the deferred asset, net of its related valuation allowance, will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

(amounts in thousands, except per share data)

Until the fourth quarter of fiscal 2006, in the opinion of management, the Company was not certain of the realization of its deferred tax assets. Thus, a valuation allowance had been provided against federal and state deferred tax assets. In the fourth quarter of fiscal 2006, the Company evaluated the need for a full valuation allowance and concluded that a portion of the valuation allowance should be reduced. The Company determined that it is more likely than not that it will realize the benefit of a portion of these deferred tax assets. This was based primarily on the Company's earnings history over the prior three fiscal years as well as expected future taxable income. Each year, the Company updates its earnings history over the prior three years. The Company's income tax benefit included (increases)/decreases from valuation allowance adjustments of $2,463 for fiscal 2008, ($1,846) for fiscal 2007 and ($47,195) for fiscal 2006. The valuation allowance increased by approximately $2,074 during fiscal 2008, predominately as a result of valuation allowances placed on foreign losses.

The Company believes that it is more likely than not that the benefit from certain federal, state and foreign net operating loss carryforward will not be realized. In recognition of this risk, the Company has provided a valuation allowance of approximately $113,925, $4,267 and $2,041 respectively, on the deferred tax asset relating to these net operating loss carryforwards. If or when recognized, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets at January 3, 2009 will be accounted for as follows: approximately $112,675 will be recognized as a reduction of income tax expense and $7,558 will be recorded as an increase in equity. In fiscal 2008, the Company allocated tax benefits of $225 directly to goodwill for the utilization of certain state net operating losses from acquisitions, which were previously offset with a valuation allowance. Additionally, there is a valuation allowance on capital losses of $3,030 and on state credits of $229 as of January 3, 2009.

As defined by Section 382 of the Internal Revenue Code ("Section 382"), generally, upon a change of control, a company is subject to limitations on its ability to use its pre-change of control net operating losses and certain built-in losses and deductions to offset taxable income in future years. This limitation also applies to subsidiaries' net operating losses acquired as a result of an acquisition. The amount of pre-change of control net operating losses that can be utilized in any post-change of control tax year is limited to the product of the value of the company immediately before the change of control, multiplied by the long-term tax-exempt interest rate that is published by the Internal Revenue Service, in effect at the time the change of control occurs ("Section 382 Limitation"). Any portion of these limited net operating losses not used in a particular year may be carried to subsequent years until such time as another change of control occurs or the net operating losses expire unused (based on the original expiration date). There is no limitation, under Section 382, on the use of post-change of control net operating losses unless another change of control occurs at which point the pre-change of control Section 382 Limitation amount would either remain the same, or be reduced if the company's value had declined since the previous change of control. The Company has in previous years incurred a change of control as well as acquired net operating losses in subsidiary acquisitions. The Company has federal net operating losses of approximately $231,469 which will expire as a result of the Section 382 Limitation regardless of the amount of future taxable income and thus has a full valuation allowance recorded against this deferred tax asset.

Prior to fiscal 2009, the reversal valuation allowances recorded against deferred tax assets acquired in an acquisition reduced goodwill or other noncurrent intangible assets. Effective with fiscal 2009, SFAS 141(R) requires the reversal of these valuation allowances to be recorded as a credit to tax expense.

In fiscal 2008, there was a deficit in tax benefit generated from stock-based compensation under SFAS 123(R) that increased taxable income. The tax deficit decreased additional paid-in capital by $919. In fiscal 2007 and fiscal 2006, there was an excess tax benefit generated from stock-based compensation under SFAS 123(R) that was utilized to offset taxable income. The tax benefit from this deduction increased additional paid-in capital by $4,537 and $2,679, respectively.

Included in the net operating loss deferred tax asset above is approximately $7,558 of the federal net operating loss carryforwards attributable to excess stock option deductions. Due to the provisions of SFAS 123(R) concerning the timing of tax benefits related to excess stock deductions that can be credited to additional paid in capital, the

(amounts in thousands, except per share data)

related valuation allowance cannot be reversed, even if the facts and circumstances indicate that it is more likely than not that the deferred tax asset can be realized. The valuation allowance will only be reversed as the related deferred asset is applied to reduce taxes payable. The Company follows tax law ordering to determine when such net operating loss has been realized.

The differences between the statutory federal income tax rate and the effective income tax rate are provided in the following reconciliation:

	Fiscal Year Ended		
	December 30, 2006	December 29, 2007	January 3, 2009
Statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:			
Foreign statutory rates differing from U.S. statutory rate	0.0%	0.0%	(2.8)%
Valuation allowance	(427.5)%	(10.0)%	(10.3)%
State taxes	(14.3)%	(26.3)%	(4.5)%
Effect of federal rate change	(46.5)%	0.0%	0.0%
Other	2.7%	(1.7)%	(0.8)%
Effective income tax rate	(450.6)%	(3.0)%	16.6%

The Company and its subsidiaries are subject to income taxes in the U.S. federal jurisdiction and various state and foreign jurisdictions. Significant judgment is required in evaluating its tax positions and determining its provision for income taxes.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. The Company establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when the Company believes that certain positions might be challenged despite the Company's belief that its tax return positions are fully supportable. The Company adjusts these reserves in light of changing facts and circumstances, such as the outcome of tax audit. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate. The Company adopted the provisions of FIN 48 on December 31, 2006, the first day of fiscal 2007. The impact of the adoption did not increase or decrease the Company's liability for unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 29, 2007	January 3, 2009
Balance at the beginning of the fiscal year	$ 437	$1,014
Gross increases for tax positions related to prior years	281	112
Gross increases acquired in acquisitions	—	347
Gross increases for tax positions related to current year	351	290
Gross decreases for tax positions related to prior years	(28)	(55)
Gross decreases as a result of a lapse of the statute of limitations	(27)	—
Balance at the end of the fiscal year	$1,014	$1,708

As of January 3, 2009, changes to the Company's tax contingencies that are reasonably possible in the next 12 months are $300. The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate were $1,014 as of December 29, 2007 and $1,708 as of January 3, 2009. Unrecognized tax benefits related to the opening balance sheet of acquired companies was $347.

(amounts in thousands, except per share data)

The Company's policy is to include interest and penalties related to the Company's tax contingencies in income tax expense. The total amount of interest and penalties related to uncertain tax positions and recognized in the statement of earnings for fiscal 2008 and fiscal 2007 was $83 and $44, respectively. The total amount of interest and penalties related to uncertain tax positions and recognized in the balance sheet was $152 as of January 3, 2009, and $70 as of December 29, 2007.

The Company is not currently undergoing any income tax audits nor has it been notified of any pending audits. For U.S. federal income taxes, the statute of limitations has expired through fiscal year 2004. The Internal Revenue Service can not assess additional taxes for closed years, but can adjust the net operating loss carryforward generated in those closed years until the statute of limitations for the year the net operating loss is utilized has expired.

The Company does not provide for U.S. taxes on undistributed earnings of foreign subsidiaries since the Company intends to invest such undistributed earnings indefinitely outside of the U.S. If such amounts were repatriated, the amount of U.S. income taxes would be immaterial.

NOTE 12 — EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for all periods have been computed in accordance with SFAS 128. Basic earnings (loss) per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the fiscal year. Diluted earnings (loss) per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the fiscal year including the dilutive effect of (i) stock awards as determined under the treasury stock method, and (ii) convertible debt instruments as determined under the if-converted method.

The amounts used in calculating income per share data are as follows:

	Fiscal Year Ended		
	December 30, 2006	December 29, 2007	January 3, 2009
Net income (loss) for basic earnings per share	$53,701	$ 3,039	$(16,923)
Effect of convertible notes	2,008	—	—
Net income (loss) as adjusted for diluted earnings per share	$55,709	$ 3,039	$(16,923)
Weighted average shares outstanding — basic	45,174	46,433	47,347
Earnings (loss) per common share — basic	$ 1.19	$ 0.07	$ (0.36)
Dilutive effect of stock units and awards	165	552	—
Dilutive effect of stock options and warrants	2,056	1,754	—
Dilutive effect of convertible notes	3,229	—	—
Weighted average shares outstanding — diluted	50,624	48,739	47,347
Earnings (loss) per common share — diluted	$ 1.10	$ 0.06	$ (0.36)

(amounts in thousands, except per share data)

The following is a summary of the securities outstanding during the respective periods that have been excluded from the calculations because the effect on net income per share would have been anti-dilutive:

	Fiscal Year Ended		
	December 30, 2006	December 29, 2007	January 3, 2009
Stock units and awards	17	20	3,792
Stock options and warrants	689	4	4,244
Convertible notes	—	5,715	8,229
	706	5,739	16,265

NOTE 13 — MAJOR SUPPLIERS/ECONOMIC DEPENDENCY

The Company purchased inventory from two suppliers amounting to $39,788 or 16.8% and $29,989 or 12.7% of total inventory purchased during fiscal 2008 and $44,201 or 18.0% and $31,288 or 12.7% of total inventory purchased during fiscal 2007, and from one supplier amounting to $81,331 or 28.6% of total inventory purchased during fiscal 2006.

For fiscal 2008, sales to customers through one of the Company's client's e-commerce businesses accounted for 11.5% of its net revenues, sales through another one of the Company's client's e-commerce businesses accounted for 11.5% of the Company's net revenues, and sales through the Company's top five client's e-commerce businesses accounted for 38.0% of the Company's net revenues.

For fiscal 2007, sales to customers through one of the Company's client's e-commerce businesses accounted for 13.2% of its net revenues, sales through another one of the Company's client's e-commerce businesses accounted for 11.9% of the Company's net revenues, and sales through the Company's top five client's e-commerce businesses accounted for 45.3% of the Company's net revenues.

For fiscal 2006, sales to customers through one of the Company's client's e-commerce businesses accounted for 14.9% of its net revenues, sales through another one of the Company's client's e-commerce businesses accounted for 13.9% of the Company's net revenues, and sales through the Company's top five client's e-commerce businesses accounted for 52.9% of the Company's net revenues.

No other supplier amounted to more than 10% of total inventory purchased for any period presented, nor did any one customer account for more than 10% of net revenues for any period presented.

NOTE 14 — SEGMENT INFORMATION

At the end of fiscal 2007, the Company had one reportable segment: e-commerce services. Due to the acquisition of e-Dialog in February 2008, the Company changed the way the business is managed and evaluated the impact on segment reporting and determined that its business now consists of two reportable segments: e-commerce services and interactive marketing services. Segment reporting is reflected for all periods presented, and prior period information is presented in a manner that is consistent with the current period segment reporting.

For e-commerce services, the Company delivers customized solutions to its clients through an integrated platform which is comprised of three components: technology, fulfillment and customer care. The Company offers each of the platform's components on a modular basis, or as part of an integrated, end-to-end solution. For interactive marketing services, the Company offers online marketing and advertising, user experience and design, studio and e-mail marketing services.

The Company manages its segments based on an internal management reporting process that provides segment revenue and segment operating income before depreciation, amortization and stock-based compensation expense

(amounts in thousands, except per share data)

for determining financial decisions and allocating resources. The Company believes that segment operating income before depreciation, amortization and stock-based compensation expense is an appropriate measure of evaluating the operational performance of the Company's segments. The Company uses this financial measure for financial and operational decision making and as a means to evaluate segment performance. It is also used for planning, forecasting and analyzing future periods. However, this measure should be considered in addition to, not as a substitute for, or superior to, income from operations or other measures of financial performance prepared in accordance with Generally Accepted Accounting Principles in the United States ("GAAP").

The Company manages its working capital on a consolidated basis and does not allocate long-lived assets to segments. In addition, segment assets are not reported to, or used by, the Company and therefore, pursuant to SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," total segment assets have not been disclosed.

The following table's present summarized information by segment:

	Fiscal Year Ended December 30, 2006			
	E-Commerce Services	Interactive Marketing Services	Intersegment Eliminations	Consolidated
Net revenues	$600,732	$18,968	$(10,147)	$609,553
Costs and expenses before depreciation, amortization and stock-based compensation expense	563,963	17,215	(10,147)	571,031
Operating income before depreciation, amortization and stock-based compensation expense	36,769	1,753	—	38,522
Depreciation and amortization				21,297
Stock-based compensation expense				7,578
Income from operations				9,647
Interest expense				3,107
Interest income				(6,075)
Other expense, net				37
Loss on sale of marketable securities				2,873
Income before income taxes				$ 9,705

GSI COMMERCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(amounts in thousands, except per share data)

	Fiscal Year Ended December 29, 2007			
	E-Commerce Services	Interactive Marketing Services	Intersegment Eliminations	Consolidated
Net revenues	$737,832	$26,894	$(14,769)	$749,957
Costs and expenses before depreciation, amortization and stock-based compensation expense	691,749	22,279	(14,769)	699,259
Operating income before depreciation, amortization and stock-based compensation expense	46,083	4,615	—	50,698
Depreciation and amortization				37,337
Stock-based compensation expense				8,419
Income from operations				4,942
Interest expense				6,016
Interest income				(9,270)
Other expense, net				237
Loss on sale of marketable securities				5,007
Income before income taxes				$ 2,952

	Fiscal Year Ended January 3, 2009			
	E-Commerce Services	Interactive Marketing Services	Intersegment Eliminations	Consolidated
Net revenues	$900,040	$84,508	$(17,622)	$966,926
Costs and expenses before depreciation, amortization and stock-based compensation expense	837,648	69,604	(17,622)	889,630
Operating income before depreciation, amortization and stock-based compensation expense	62,392	14,904	—	77,296
Depreciation and amortization				68,153
Stock-based compensation expense				18,155
Loss from operations				(9,012)
Interest expense				9,826
Interest income				(1,772)
Other expense, net				1,562
Impairment of equity investments				1,665
Loss before income taxes				$ (20,293)

(amounts in thousands, except per share data)

The Company has two product groups and one service group. The two product groups consist of the sale of general merchandise and freight revenue, which collectively represents the Company's net revenues from product sales. The following table represents net revenues attributable to the Company's product and service groups:

	Fiscal Year Ended		
	December 30, 2006	December 29, 2007	January 3, 2009
Product groupings:			
General merchandise	$401,933	$429,324	$456,886
Freight	59,250	82,870	120,187
Service fees	148,370	237,763	389,853
Total net revenues	$609,553	$749,957	$966,926

The Company's operations are substantially within the United States.

NOTE 15 — RELATED PARTY TRANSACTIONS

On October 17, 2008, the Company entered into a letter agreement with Linens Holding Co. ("Linens") and Hilco Consumer Capital, L.P. ("HCC"), pursuant to which HCC and the Company would act jointly as agent for Linens to liquidate, on the LNT.com Web store, certain inventory owned by Linens located at one of the Company's fulfillment centers. On October 16, 2008 the Company and HCC entered into a letter agreement outlining the terms of their joint agency with respect to the merchandise, pursuant to which the Company would receive a percentage of the sales price of the merchandise for performing all services necessary to take orders, process and ship the merchandise. M. Jeffrey Branman, one of the Company's directors, serves as Managing Director of Hilco Consumer Capital, LLC, the managing partner of HCC. The Company recognized net revenues of $6,617 during fiscal 2008 on sales of merchandise pursuant to the agency arrangement between the Company, HCC and Linens. The percentage of the sales price earned by the Company under these letter agreements is comparable to the percentage of the sales price earned by the Company under its e-commerce agreement with Linens prior to its liquidation.

As of March 9, 2009, Liberty Media Corporation, through its subsidiary QVC, Inc., and QVC's affiliate QK Holdings, Inc., beneficially owned approximately 19.2% of the Company's outstanding common stock. On June 15, 2006, QK Holdings, Inc. exercised a warrant to purchase 300 shares of the Company's common stock at an exercise price of $6.00 per share. The Company received $1,800 in proceeds from the exercise of the warrants. On April 13, 2007, the Company entered into an E-Commerce Distribution Agreement with QVC, Inc. (the "New QVC Agreement") that replaced its existing agreement with iQVC, a division of QVC (the "Old QVC Agreement"), under which the Company provided technology, procurement and fulfillment services for QVC, including selling sporting goods, recreational and/or fitness related equipment and related products, apparel and footwear to QVC for resale through the QVC Web site. Under the New QVC Agreement the Company provides procurement and fulfillment services for QVC, including selling sporting goods, recreational and/or fitness related equipment and related products, apparel and footwear to QVC for resale through the QVC Web site. The terms of these sales are comparable to those with other similar clients.

On May 11, 2007, the Company entered into an agreement with QVC, Inc. (the "QVC NFL Agreement"), pursuant to which GSI makes NFL licensed merchandise available to QVC for QVC to sell both on its website and on live direct response television programs. GSI will be the exclusive provider of NFL licensed merchandise to QVC, subject to limited exceptions, and the GSI fulfillment network will fulfill product orders received from QVC's website and the QVC live direct response programs.

The Company recognized net revenues of $8,504 during fiscal 2008, $7,809 during fiscal 2007 and $843 during fiscal 2006 on sales to QVC under these agreements.

(amounts in thousands, except per share data)

NOTE 16 — QUARTERLY RESULTS (UNAUDITED)

The following tables contain selected unaudited Statement of Operations information for each quarter of fiscal 2007 and 2008. The Company believes that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	For the Fiscal Year Ended December 29, 2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$146,283	$131,264	$137,285	$335,125
Gross profit(1)	$ 69,481	$ 65,482	$ 72,027	$186,426
Net income (loss)	$ (2,345)	$ (5,033)	$ (6,086)	$ 16,503
Income (loss) per share — basic(2)	$ (0.05)	$ (0.11)	$ (0.13)	$ 0.35
Income (loss) per share — diluted(2)	$ (0.05)	$ (0.11)	$ (0.13)	$ 0.30
Weighted average shares outstanding — basic	45,999	46,391	46,567	46,774
Weighted average shares outstanding — diluted	45,999	46,391	46,567	57,432

	For the Fiscal Year Ended January 3, 2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$195,543	$193,209	$186,794	$391,380
Gross profit(1)	$110,126	$114,765	$113,705	$223,076
Net income (loss)	$ (9,565)	$ (18,960)	$ (12,839)	$ 24,441
Income (loss) per share — basic(2)	$ (0.20)	$ (0.40)	$ (0.27)	$ 0.51
Income (loss) per share — diluted(2)	$ (0.20)	$ (0.40)	$ (0.27)	$ 0.45
Weighted average shares outstanding — basic	46,924	47,364	47,488	47,595
Weighted average shares outstanding — diluted	46,924	47,364	47,488	56,729

(1) Gross profit equals net revenues less cost of revenues from product sales.

(2) The sum of the quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted average shares outstanding and the effects of rounding for each period.

NOTE 17 — SUBSEQUENT EVENTS

On January 29, 2009, the Company entered into a Termination Agreement to terminate the October 5, 2008 Agreement and Plan of Merger ("Merger Agreement") with Innotrac Corporation, a Duluth, GA-based e-commerce fulfillment and customer care services provider. The parties mutually agreed to terminate the Merger Agreement based on current prevailing market valuations. Neither party has any financial obligation to the other party as a result of the termination. The Company has approximately $1,300 of deferred acquisition costs included in other assets in the Consolidate Balance Sheet as of January 3, 2009, that will be expensed in the Consolidated Statement of Operations in the first quarter of fiscal 2009.

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